EXHIBIT 4.8
EXECUTION COPY

Published CUSIP No.:
$13,550,000,000
€1,000,000,000
CREDIT AGREEMENT
Dated as of November 17, 2006
among
HCA INC.,
as the Parent Borrower,
HCA UK CAPITAL LIMITED,
as the European Subsidiary Borrower,
The Several Lenders
from Time to Time Parties Hereto,
BANK OF AMERICA, N.A.,
as Administrative Agent, Swingline Lender
and Letter of Credit Issuer,
JPMORGAN CHASE BANK, N.A.
and
CITICORP NORTH AMERICA, INC.,
as Co-Syndication Agents,
and
MERRILL LYNCH CAPITAL CORPORATION,
as Documentation Agent

BANC OF AMERICA SECURITIES LLC,
J.P. MORGAN SECURITIES INC.,
CITIGROUP GLOBAL MARKETS INC.
and
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED,
as Joint Lead Arrangers and Bookrunners,
DEUTSCHE BANK SECURITIES INC.
and
WACHOVIA CAPITAL MARKETS, LLC,
as Joint Bookrunners

Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005

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-ii-

-iii-

SCHEDULES
Schedule 1.1(a)	Existing Letters of Credit
Schedule 1.1(b)	Mortgaged Properties
Schedule 1.1(c)	Commitments and Addresses of Lenders
Schedule 1.1(d)(i)	Excluded Subsidiaries
Schedule 1.1(d)(ii)	Excluded European Subsidiaries
Schedule 1.1(e)	Mandatory Costs

-iv-

Schedule 1.1(f)	Retained Indebtedness
Schedule 1.1(g)	Debt Repayment
Schedule 1.1(h)	Consolidated Persons
Schedule 1.1(i)	European Closing Deliverables
Schedule 6.3	Local Counsel
Schedule 8.4	Litigation
Schedule 8.12	Subsidiaries
Schedule 9.9	Closing Date Affiliate Transactions
Schedule 9.14(e)	Post-Closing Actions
Schedule 10.1	Closing Date Indebtedness
Schedule 10.2	Closing Date Liens
Schedule 10.5	Closing Date Investments
Schedule 14.2	Notice Addresses

EXHIBITS
Exhibit B-1	Form of U.S. Guarantee
Exhibit B-2	Form of European Guarantee
Exhibit C	Form of Mortgage (Real Property)
Exhibit D	Form of Perfection Certificate
Exhibit E	Form of U.S. Pledge Agreement
Exhibit F	Form of U.S. Security Agreement
Exhibit G	Form of Letter of Credit Request
Exhibit H-1	Form of Legal Opinion of Simpson Thacher & Bartlett LLP
Exhibit H-2	Form of Legal Opinion of General Counsel
Exhibit I	Form of U.S. Credit Party Closing Certificate
Exhibit J	Form of Assignment and Acceptance
Exhibit K-1	Form of Promissory Note (Tranche A Term Loans)
Exhibit K-2	Form of Promissory Note (Tranche B Term Loans)
Exhibit K-3	Form of Promissory Note (Revolving Credit Loans and Swingline Loans)
Exhibit K-4	Form of Promissory Note (European Tranche Term Loans)
Exhibit L	Form of Joinder Agreement

-v-

          CREDIT AGREEMENT, dated as of November 17, 2006, among HCA Inc., a Delaware corporation (“HCA” or the “Parent Borrower”), HCA UK CAPITAL LIMITED, a limited liability company (company no. 04779021) formed under the laws of England and Wales (the “European Subsidiary Borrower” and together with the Parent Borrower, the “Borrowers” and each a “Borrower”), the lending institutions from time to time parties hereto (each a “Lender” and, collectively, the “Lenders”), BANK OF AMERICA, N.A., as Administrative Agent, Swingline Lender and Letter of Credit Issuer (such terms and each other capitalized term used but not defined in this preamble having the meaning provided in Section 1), JPMORGAN CHASE BANK, N.A. and CITICORP NORTH AMERICA, INC., as Co-Syndication Agents, BANC OF AMERICA SECURITIES LLC, J.P. MORGAN SECURITIES INC., CITIGROUP GLOBAL MARKETS INC. and MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as Joint Lead Arrangers and Bookrunners, DEUTSCHE BANK SECURITIES INC. and WACHOVIA CAPITAL MARKETS LLC, as Joint Bookrunners, and MERRILL LYNCH CAPITAL CORPORATION, as Documentation Agent.
          WHEREAS, pursuant to the Agreement and Plan of Merger (as amended from time to time in accordance therewith, the “Acquisition Agreement”), dated as of July 24, 2006, by and among HCA, Holdings and Merger Sub, Merger Sub will merge with and into HCA (the “Merger”), with HCA surviving the Merger as a wholly-owned Subsidiary of Holdings;
          WHEREAS, to fund, in part, the Merger, the Sponsors and certain other investors (including the Management Investors) will contribute an amount in cash to Holdings and/or a direct or indirect parent thereof in exchange for Stock and Stock Equivalents (which cash will be contributed to the Parent Borrower in exchange for common Stock of the Parent Borrower), which together with the amount of any rollover equity issued to existing shareholders of the Parent Borrower (such contribution and rollover, collectively, the “Equity Investments”), shall be no less than 15.0% of the aggregate pro forma capitalization of the Parent Borrower on the Closing Date (the “Minimum Equity Amount”; it being understood that, for all purposes of this Agreement, the Minimum Equity Amount will be determined assuming that the Delayed Equity Amount and the Option Note Amount had each been contributed in cash with, and included in, the Equity Investments received by the Parent Borrower on the Closing Date and that a corresponding reduction had been made to the amount of consolidated Indebtedness of the Parent Borrower outstanding on the Closing Date);
          WHEREAS, to consummate the transactions contemplated by the Acquisition Agreement, the Parent Borrower will (a) issue under the Senior Second Lien Notes Indenture $1,000,000,000 aggregate principal amount of 9 1/8% senior secured notes due 2014 (the “2014 Cash Pay Notes”), $3,200,000,000 aggregate principal amount of 9 1/4% senior secured notes due 2016 (the “2016 Cash Pay Notes” and together with the 2014 Cash Pay Notes, the “Cash Pay Notes”) and $1,500,000,000 aggregate principal amount of 9 5/8/10 3/8% senior secured toggle notes due 2016 (the “Toggle Notes,” and together with the Cash Pay Notes, the “Senior Second Lien Notes”) in sales pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Senior Second Lien Notes Offering”), generating aggregate gross proceeds of up to $5,700,000,000 and (b) enter into the ABL Facility to provide for an aggregate principal amount of up to $2,000,000,000 of revolving borrowings, of which up to $1,750,000,000 will be borrowed on the Closing Date to finance a portion of the Transactions;

          WHEREAS, in connection with the foregoing, (I) the Borrowers have requested that the Lenders extend credit in the form of (a) Tranche A Term Loans to the Parent Borrower on the Closing Date in Dollars, in an aggregate principal amount of $2,750,000,000, (b) Tranche B Term Loans to the Parent Borrower on the Closing Date in Dollars, in an aggregate principal amount of $8,800,000,000, (c) European Tranche Term Loans to the European Subsidiary Borrower on the Closing Date in Euro in an aggregate principal amount of €1,000,000,000, and (d) Revolving Credit Loans made available to the Parent Borrower at any time and from time to time prior to the Revolving Credit Maturity Date in Dollars and Alternative Currencies, in an aggregate Dollar Equivalent principal amount at any time outstanding not in excess of $2,000,000,000 less the sum of (i) the aggregate Letters of Credit Outstanding at such time and (ii) the aggregate principal amount of all Swingline Loans outstanding at such time, and (II) the Parent Borrower has requested (a) the Letter of Credit Issuer to issue Letters of Credit at any time and from time to time prior to the L/C Maturity Date, in Dollars and Alternative Currencies, in an aggregate Stated Amount at any time outstanding not in excess of $500,000,000, and (b) to deem the letters of credit identified on Schedule 1.1(a) hereto (the “Existing Letters of Credit”) to be Letters of Credit for all purposes under this Agreement and (III) the Parent Borrower has requested the Swingline Lender to extend credit in the form of Swingline Loans at any time and from time to time prior to the Swingline Maturity Date, in Dollars, in an aggregate principal amount at any time outstanding not in excess of $100,000,000;
          WHEREAS, the proceeds of the Term Loans and up to $300,000,000 of Revolving Credit Loans will be used by the Parent Borrower, together with (a) the net proceeds of the Senior Second Lien Notes Offering, (b) up to $1,750,000,000 of borrowings under the ABL Facility and (c) the net proceeds of the Equity Investments, on the Closing Date (or, in the case of the Debt Repayment, such later date as may be necessary to effect the Debt Repayments in accordance with the tender offers therefor) solely to effect the Merger, to effect the Debt Repayments and to pay Transaction Expenses. Proceeds of Revolving Credit Loans and Swingline Loans will be used by the Parent Borrower on or after the Closing Date for general corporate purposes (including Permitted Acquisitions). Letters of Credit will be used by the Parent Borrower for general corporate purposes; and
          WHEREAS, the Lenders and Letter of Credit Issuer are willing to make available to the Borrowers such term loans and revolving credit and letter of credit facilities upon the terms and subject to the conditions set forth herein;
          NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:
          SECTION 1.Definitions
          1.1. Defined Terms.
          (a) As used herein, the following terms shall have the meanings specified in this Section 1.1 unless the context otherwise requires (it being understood that defined terms in this Agreement shall include in the singular number the plural and in the plural the singular):

          “ABL Entity” shall mean a direct Restricted Subsidiary of a 1993 Indenture Restricted Subsidiary, substantially all of the business of which consists of financing the acquisition or disposition of accounts receivable and related assets.
          “ABL Facility” shall mean the Asset-Based Revolving Credit Agreement entered into as of the Closing Date by and among the Parent Borrower, the subsidiary borrowers party thereto, the lenders party thereto in their capacities as lenders thereunder, and Bank of America, as administrative agent and collateral agent thereunder, including any guarantees, collateral documents and account control agreements, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.
          “ABL Documents” shall mean the ABL Facility, any guarantees issued thereunder and the collateral and security documents (and intercreditor agreements) entered into in connection therewith.
          “ABR” shall mean for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Effective Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by the Administrative Agent as its “prime rate.” The “prime rate” is a rate set by the Administrative Agent based upon various factors including the Administrative Agent’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the ABR due to a change in such rate announced by the Administrative Agent or in the Federal Funds Effective Rate shall take effect at the opening of business on the day specified in the public announcement of such change or on the effective date of such change in the Federal Funds Effective Rate, respectively.
          “ABR Loan” shall mean each Loan bearing interest at the rate provided in Section 2.8(a) and, in any event, shall (i) include all Swingline Loans and (ii) exclude all Loans denominated in Alternative Currencies.
          “Acquired EBITDA” shall mean, with respect to any Acquired Entity or Business or any Converted Restricted Subsidiary (any of the foregoing, a “Pro Forma Entity”) for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined using such definitions as if references to the Parent Borrower and its Subsidiaries therein were to such Pro Forma Entity and its Subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity in a manner not inconsistent with GAAP.
          “Acquired Entity or Business” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”
          “Acquisition Agreement” shall have the meaning provided in the preamble to this Agreement.

          “Adjusted Total European Tranche Term Loan Commitment” shall mean at any time the Total European Tranche Term Loan Commitment less the European Tranche Term Loan Commitments of all Defaulting Lenders.
          “Adjusted Total Revolving Credit Commitment” shall mean at any time the Total Revolving Credit Commitment less the aggregate Revolving Credit Commitments of all Defaulting Lenders.
          “Adjusted Total Term Loan Commitment” shall mean at any time the Total Term Loan Commitment less the Term Loan Commitments of all Defaulting Lenders.
          “Adjusted Total Tranche A Term Loan Commitment” shall mean at any time the Total Tranche A Term Loan Commitment less the Tranche A Term Loan Commitments of all Defaulting Lenders.
          “Adjusted Total Tranche B Term Loan Commitment” shall mean at any time the Total Tranche B Term Loan Commitment less the Tranche B Term Loan Commitments of all Defaulting Lenders.
          “Administrative Agent” shall mean Bank of America, as the administrative agent for the Lenders under this Agreement and the other Credit Documents, or any successor administrative agent pursuant to Section 13.
          “Administrative Agent’s Office” shall mean, with respect to any currency, the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 14.2 with respect to such currency, or such other address or account as the Administrative Agent may from time to time notify to the Borrowers and the Lenders.
          “Administrative Questionnaire” shall have the meaning provided in Section 14.6(b).
          “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.
          “Agent Parties” shall have the meaning provided in Section 14.17(c).
          “Agents” shall mean the Administrative Agent, the Collateral Agent, each Co-Syndication Agent, each Joint Lead Arranger and Bookrunner, each Joint Bookrunner and the Documentation Agent.
          “Aggregate Multicurrency Exposures” shall have the meaning provided in Section 5.2(b).
          “Aggregate Revolving Credit Outstandings” shall have the meaning provided in Section 5.2(b).

          “Agreement” shall mean this Credit Agreement, as the same may be amended, supplemented or otherwise modified from time to time.
          “Alternative Currency” shall mean Euro or Sterling.
          “Applicable ABR Margin” shall mean at any date, with respect to each ABR Loan that is a Tranche A Term Loan, Tranche B Term Loan, Revolving Credit Loan or a Swingline Loan, the applicable percentage per annum set forth below based upon the Status in effect on such date:

Status	Applicable ABR Margin for:
	Tranche A	Tranche B	Revolving Credit and
	Term Loans	Term Loans	Swingline Loans
Level I Status	1.50%	1.75%	1.50%
Level II Status	1.25%	1.50%	1.25%
Level III Status	1.00%	1.50%	1.00%
Level IV Status	0.75%	1.50%	0.75%
Level V Status	0.50%	1.50%	0.50%
Notwithstanding the foregoing, Level I Status shall apply during the period from and including the Closing Date to but excluding the Trigger Date.
          “Applicable Amount” shall mean, at any time (the “Reference Time”), an amount equal to (a) the sum, without duplication, of:
     (i) an amount equal to the greater of (x) zero and (y) 50% of Cumulative Consolidated Net Income for the period from October 1, 2006 until the last day of the then most recent fiscal quarter for which Section 9.1 Financials have been delivered; provided that, for the purposes of Sections 10.6(c)(iii) and 10.7(a)(i)(z) only, the amount in this clause (i) shall only be available if the Consolidated Total Debt to Consolidated EBITDA Ratio for the most recently ended Test Period is less than 6.00:1.00, determined on a Pro Forma Basis after giving effect to any dividend or prepayment, repurchase or redemption actually made pursuant to Section 10.6(c)(iii) or 10.7(a)(i)(z); and
     (ii) the amount of any capital contributions (other than (A) the Equity Investments, (B) any Cure Amount, (C) any amount added back in the definition of Consolidated EBITDA pursuant to clause (a)(ix) thereof, (D) any contributions in respect of Disqualified Equity Interests, (E) any amount applied to redeem Stock or Stock Equivalents of the Parent Borrower pursuant to Section 10.6(a) and (F) any amount received by the Parent Borrower in satisfaction of the requirements of the first sentence of Section 10.7(e)) made in cash to, or any proceeds of an equity issuance received by, the Parent Borrower from and including the Business Day immediately following the Closing Date through and including the Reference Time, including proceeds from the issuance of Stock or Stock Equivalents of any direct or indirect parent of the Parent Borrower, minus (b) the sum, without duplication, of:
     (i) the aggregate amount of Investments made pursuant to Section 10.5(g)(ii)(y) or 10.5(i)(ii)(y) following the Closing Date and prior to the Reference Time;
     (ii) the aggregate amount of dividends pursuant to Section 10.6(c)(iii) following the Closing Date and prior to the Reference Time; and
     (iii) the aggregate amount of prepayments, repurchases and redemptions of Junior Indebtedness pursuant to Section 10.7(a)(i)(z) following the Closing Date and prior to the Reference Time.
          “Applicable Date” shall mean (i) with respect to any fiscal quarter commencing on January 1 of any year, the last Business Day of April of such year, (ii) with respect to any fiscal quarter commencing on April 1 of any year, the last Business Day of June of such year, (iii) with respect to any fiscal quarter commencing on July 1 of any year, the last Business Day of September of such year and (iv) with respect to any fiscal quarter commencing on October 1 of any year, the last Business Day of December of such year.
“Applicable LIBOR Margin” shall mean, at any date, with respect to each LIBOR Loan that is a Tranche A Term Loan, Tranche B Term Loan, European Tranche Term Loan or Revolving Credit Loan, the applicable percentage per annum set forth below based upon the Status in effect on such date:

Status	Applicable LIBOR Margin for:
			European	Revolving
	Tranche A	Tranche B	Tranche	Credit
	Term Loans	Term Loans	Term Loans	Loans
Level I Status	2.50%	2.75%	2.50%	2.50%
Level II Status	2.25%	2.50%	2.25%	2.25%
Level III Status	2.00%	2.50%	2.25%	2.00%
Level IV Status	1.75%	2.50%	2.25%	1.75%
Level V Status	1.50%	2.50%	2.25%	1.50%
          Notwithstanding the foregoing, Level I Status shall apply during the period from and including the Closing Date to but excluding the Trigger Date.
          “Applicable Quarter” shall have the meaning provided in Section 2.8(d).
          “Approved Fund” shall mean any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.
          “Asset Sale Prepayment Event” shall mean any Disposition of any business units, assets or other property of the Parent Borrower or any of the Restricted Subsidiaries not in the ordinary course of business (including any Disposition of any Stock or Stock Equivalents of

any Subsidiary of the Parent Borrower owned by the Parent Borrower or a Restricted Subsidiary and any issuance of Stock or Stock Equivalents by any Restricted Subsidiary). Notwithstanding the foregoing, the term “Asset Sale Prepayment Event” shall not include any transaction permitted by Section 10.4 (other than transactions permitted by Section 10.4(b)).
          “Assignment and Acceptance” shall mean an assignment and acceptance substantially in the form of Exhibit J, or such other form as may be approved by the Administrative Agent.
          “Authorized Officer” shall mean the President, the Chief Financial Officer, the Treasurer, the Vice President-Finance or any other senior officer of the Parent Borrower (or, if expressly used with reference to the European Subsidiary Borrower, of the European Subsidiary Borrower (and including any substantially equivalent officer)) designated as such in writing to the Administrative Agent by the applicable Borrower.
          “Available Commitment” shall mean an amount equal to the excess, if any, of (a) the amount of the Total Revolving Credit Commitment over (b) the sum of (i) the aggregate Dollar Equivalent principal amount of all Revolving Credit Loans (but not Swingline Loans) then outstanding and (ii) the aggregate Letters of Credit Outstanding at such time.
          “Bain” shall mean Bain Capital Partners LLC.
          “Bank of America” shall mean Bank of America, N.A. and its successors.
          “Bankruptcy Code” shall have the meaning provided in Section 11.5.
          “Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).
          “Borrowers” shall have the meaning provided in the preamble to this Agreement.
          “Borrowing” shall mean and include (a) the incurrence of Swingline Loans from the Swingline Lender on a given date, (b) the incurrence of one Type of Term Loan on the Closing Date (or resulting from conversions on a given date after the Closing Date) having, in the case of LIBOR Term Loans, the same Interest Period (provided that ABR Loans incurred pursuant to Section 2.10(b) shall be considered part of any related Borrowing of LIBOR Term Loans) and (c) the incurrence of one Type of Revolving Credit Loan on a given date (or resulting from conversions on a given date) having, in the case of LIBOR Revolving Credit Loans, the same Interest Period (provided that ABR Loans incurred pursuant to Section 2.10(b) shall be considered part of any related Borrowing of LIBOR Revolving Credit Loans).
          “Business Day” shall mean any day excluding Saturday, Sunday and any day that in the jurisdiction where the Administrative Agent’s Office for Loans in Dollars is located shall be a legal holiday or a day on which banking institutions are authorized by law or other governmental actions to close; provided, however,
     (a) if such day relates to any interest rate settings as to a LIBOR Loan denominated in Dollars, any fundings, disbursements, settlements and payments in Dollars in respect of any such LIBOR Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such LIBOR Loan, such day shall be a day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market;
     (b) if such day relates to any interest rate settings as to a LIBOR Loan denominated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such LIBOR Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such LIBOR Loan, such day shall be a TARGET Day;
     (c) if such day relates to any interest rate settings as to a LIBOR Loan denominated in Sterling, such day shall be a day on which dealings in deposits in Sterling are conducted by and between banks in the London interbank market; and
     (d) if such day relates to any fundings, disbursements, settlements and payments in Sterling in respect of a LIBOR Loan denominated in Sterling, or any other dealings in Sterling to be carried out pursuant to this Agreement in respect of any such LIBOR Loan (other than any interest rate settings), such day shall be a day on which banks are open for foreign exchange business in London.
          “Capital Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Leases) by the Parent Borrower and the Restricted Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures on a consolidated statement of cash flows of the Parent Borrower and its Subsidiaries.
          “Capital Lease” shall mean, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is, or is required to be, accounted for as a capital lease on the balance sheet of that Person.
          “Capitalized Lease Obligations” shall mean, as applied to any Person, all obligations under Capital Leases of such Person or any of its Subsidiaries, in each case taken at the amount thereof accounted for as liabilities in accordance with GAAP.
          “Cash Collateralize” shall have the meaning provided in Section 3.8(d).
          “Cash Management Agreement” shall mean any agreement or arrangement to provide cash management services, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.
          “Cash Management Bank” shall mean any Person that, either (x) at the time it enters into a Cash Management Agreement or (y) on the Closing Date, is a Lender or an Affiliate of a Lender, in its capacity as a party to such Cash Management Agreement.
          “Cash Pay Notes” shall have the meaning provided in the preamble to this Agreement.

          “Casualty Event” shall mean, with respect to any property of any Person, any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property for which such Person or any of its Restricted Subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation.
          “Change in Law” shall mean (a) the adoption of any law, treaty, order, policy, rule or regulation after the date of this Agreement, (b) any change in any law, treaty, order, policy, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law) that requires compliance by a Lender.
          “Change of Control” shall mean and be deemed to have occurred if (a) the Sponsors, the Frist Shareholders and the Management Investors shall at any time not own, in the aggregate, directly or indirectly, beneficially and of record, at least 35% of the voting power of the outstanding Voting Stock of the Parent Borrower (other than as the result of one or more widely distributed offerings of the common Stock of the Parent Borrower or any direct or indirect parent thereof, in each case whether by the Parent Borrower, such parent, the Sponsors, the Frist Shareholders or the Management Investors); or (b) any person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) shall at any time have acquired direct or indirect beneficial ownership of a percentage of the voting power of the outstanding Voting Stock of the Parent Borrower that exceeds the percentage of the voting power of such Voting Stock then beneficially owned, in the aggregate, by the Sponsors, the Frist Shareholders and the Management Investors, unless, in the case of either clause (a) or (b) above, the Sponsors, the Frist Shareholders and the Management Investors have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the board of directors of the Parent Borrower; or (c) Continuing Directors shall not constitute at least a majority of the board of directors of the Parent Borrower; or (d) at any time, a Change of Control (as defined in the Senior Second Lien Notes Indenture or any agreement governing Subordinated Indebtedness) shall have occurred or (e) the Parent Borrower shall cease to directly own 100% of the Stock and Stock Equivalents of Healthtrust; provided that no Change of Control shall be deemed to have occurred under this clause (e) solely as a result of the preferred Stock of Healthtrust that is owned by Columbia—SDH and Epic Properties continuing to be owned by such entities so long as Columbia—SDH and Epic Properties are direct or indirect wholly-owned Subsidiaries of Healthtrust.
          “Class”, when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are Revolving Credit Loans, New Revolving Loans, Tranche A Term Loans, Tranche B Term Loans, European Tranche Term Loans, New Term Loans (of each Series) or Swingline Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Revolving Credit Commitment, a New Revolving Credit Commitment, Tranche A Term Loan Commitment, Tranche B Term Loan Commitment, European Tranche Term Loan Commitment or a New Term Loan Commitment.
          “Closing Date” shall mean the date of the initial Borrowing hereunder.

          “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the date of this Agreement, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.
          “Collateral” shall mean the U.S. Collateral and the European Collateral, collectively.
          “Collateral Agent” shall mean Bank of America, as collateral agent under the Security Documents, or any successor collateral agent pursuant to Section 13.
          “Columbia—SDH” shall mean Columbia—SDH Holdings, Inc., a Delaware corporation.
          “Commitment Fee” shall have the meaning provided in Section 4.1(a).
          “Commitment Fee Rate” shall mean, with respect to the Available Commitment on any day, the rate per annum set forth below opposite the Status in effect on such day:

Status	Commitment Fee Rate
Level I Status	0.50%
Level II Status	0.50%
Level III Status	0.375%
Level IV Status	0.375%
Level V Status	0.375%
Notwithstanding the foregoing, the term “Commitment Fee Rate” shall mean 0.50% during the period from and including the Closing Date to but excluding the Trigger Date.
          “Commitments” shall mean, with respect to each Lender (to the extent applicable), such Lender’s Tranche A Term Loan Commitment, Tranche B Term Loan Commitment, European Tranche Term Loan Commitment, Revolving Credit Commitment, New Revolving Credit Commitment and New Term Loan Commitment.
          “Communications” shall have the meaning provided in Section 14.17(a).
          “Confidential Healthcare Information” shall have the meaning provided in Section 9.2.
          “Confidential Information” shall have the meaning provided in Section 14.16.
          “Confidential Information Memorandum” shall mean the Confidential Information Memorandum of the Parent Borrower dated August 2006, the Confidential Information Memorandum of the Parent Borrower dated September 2006, in each case delivered to the Lenders in connection with this Agreement, and the Confidential Information Memorandum of the Parent Borrower dated October 2006; provided that in the event and to the extent of any inconsistencies between or among any of the foregoing, “Confidential Information Memorandum” shall refer to the most recent thereof.
          “Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, plus:
     (a) without duplication and to the extent deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for the Parent Borrower and the Restricted Subsidiaries for such period:
     (i) total interest expense and to the extent not reflected in such total interest expense, any losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income (other than interest income of HCI) and gains on such hedging obligations, and costs of surety bonds in connection with financing activities,
     (ii) provision for taxes based on income, profits or capital, including federal, foreign state, franchise, excise and similar taxes and foreign withholding taxes paid or accrued during such period, including any penalties and interest relating to any tax examinations,
     (iii) depreciation and amortization,
     (iv) Non-Cash Charges,
     (v) extraordinary losses, unusual or non-recurring charges, severance costs, relocation costs, integration and facilities opening costs, signing costs, retention or completion bonuses, transition costs and costs from curtailments or modifications to pension and post-retirement employee benefit plans,
     (vi) restructuring charges or reserves (including restructuring costs related to acquisitions after the date hereof and to closure and/or consolidation of facilities),
     (vii) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-wholly-owned Subsidiary deducted (and not added back) in such period to Consolidated Net Income,
     (viii) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors,
     (ix) any costs or expenses pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Parent Borrower or net cash proceeds of an issuance of Stock or Stock Equivalents (other than Disqualified Equity Interests) of the Parent Borrower (provided such capital contributions are not included in the Cure Amount and have not been applied to increase the “Applicable Amount” pursuant to clause (ii) of the definition thereof),
     (x) the amount of net cost savings projected by the Parent Borrower in good faith to be realized as a result of specified actions (i) taken by the Parent Borrower and its Restricted Subsidiaries prior to such date of determination or (ii) expected to be taken on or prior to the third anniversary of the Closing Date (in each case, calculated on a Pro Forma Basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions, provided that (A) such cost savings are reasonably identifiable and factually supportable, (B) in the case of subclause (ii) above, such actions are taken on or prior to the third anniversary of the Closing Date, (C) no cost savings shall be added pursuant to this clause (x) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (vi) above with respect to such period and (D) the aggregate amount of cost savings added pursuant to this clause (x) shall not exceed $200,000,000 for any period consisting of four consecutive quarters,
     (xi) to the extent covered by insurance and actually reimbursed, or, so long as the Parent Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events or business interruption, and
     (xii) the amount of losses on Dispositions of receivables and related assets in connection with any Permitted Receivables Financing, less
     (b) without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such period:
     (i) extraordinary gains and unusual or non-recurring gains,
     (ii) non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income or Consolidated EBITDA in any prior period),
     (iii) gains on asset sales (other than asset sales in the ordinary course of business), and
     (iv) any net after-tax income from the early extinguishment of Indebtedness or hedging obligations or other derivative instruments,

in each case, as determined on a consolidated basis for the Parent Borrower and the Restricted Subsidiaries in accordance with GAAP; provided that
     (i) to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA currency translation gains and losses related to currency remeasurements of Indebtedness or intercompany balances (including the net loss or gain resulting from Hedge Agreements for currency exchange risk),
     (ii) to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA for any period any adjustments resulting from the application of Statement of Financial Accounting Standards No. 133,
     (iii) there shall be included in determining Consolidated EBITDA for any period, without duplication, (A) the Acquired EBITDA of any Person, property, business or asset acquired by the Parent Borrower or any Restricted Subsidiary during such period (but not the Acquired EBITDA of any related Person, property, business or assets to the extent not so acquired) to the extent not subsequently sold, transferred, abandoned or otherwise disposed by the Parent Borrower or such Restricted Subsidiary (each such Person, property, business or asset acquired and not subsequently so disposed of, an “Acquired Entity or Business”) and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Restricted Subsidiary during such period (each, a “Converted Restricted Subsidiary”), based on the actual Acquired EBITDA of such Acquired Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such acquisition or conversion) and (B) other than for purposes of determining the Applicable Amount, the Applicable ABR Margin, the Applicable LIBOR Margin and the Commitment Fee Rate, an adjustment in respect of each Acquired Entity or Business equal to the amount of the Pro Forma Adjustment with respect to such Acquired Entity or Business for such period (including the portion thereof occurring prior to such acquisition) as specified in a Pro Forma Adjustment Certificate and delivered to the Lenders and the Administrative Agent, and
     (iv) to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA for any period the Disposed EBITDA of any Person, property, business or asset (other than an Unrestricted Subsidiary) sold, transferred, abandoned or otherwise disposed of, closed or classified as discontinued operations by the Parent Borrower or any Restricted Subsidiary during such period (each such Person, property, business or asset so sold or disposed of, a “Sold Entity or Business”), and the Disposed EBITDA of any Restricted Subsidiary that is converted into an Unrestricted Subsidiary during such period (each, a “Converted Unrestricted Subsidiary”) based on the actual Disposed EBITDA of such Sold Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such sale, transfer or disposition or conversion).
Notwithstanding anything to the contrary contained herein and subject to adjustment as provided in clauses (iii) and (iv) of the immediately preceding proviso with respect to acquisitions and dispositions occurring following the Closing Date, Consolidated EBITDA shall be deemed to be

$1,233,000,000, $1,112,000,000 and $974,000,000, respectively, for the fiscal quarters ended March 31, 2006, June 30, 2006, and September 30, 2006.
          “Consolidated EBITDA to Consolidated Interest Expense Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated EBITDA for the relevant Test Period to (b) Consolidated Interest Expense for such Test Period.
          “Consolidated First Lien Debt” shall mean Consolidated Total Debt secured by a Lien on any assets of the Parent Borrower or any of its Restricted Subsidiaries (other than (i) a Lien ranking junior to the Lien securing the Obligations on a basis at least as substantially favorable to the Lenders as the basis on which the Lien securing the Senior Second Lien Notes ranks junior to the Lien securing the Obligations and (ii) Liens on assets not constituting Collateral permitted pursuant to Section 10.2).
          “Consolidated First Lien Debt to Consolidated EBITDA Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated First Lien Debt as of such date to (b) Consolidated EBITDA for the Test Period then last ended.
          “Consolidated Interest Expense” shall mean, for any period, the sum of (i) the cash interest expense including that attributable to Capital Leases in accordance with GAAP (provided that any payment of cash interest pursuant to Section 10.6(e) on the required date of determination of Consolidated Interest Expense for any purpose under this Agreement shall be added to Consolidated Interest Expense for the period for which such determination is being made), net of cash interest income (other than interest income of HCI), of Holdings, the Parent Borrower and the Restricted Subsidiaries on a consolidated basis in accordance with GAAP with respect to all outstanding Indebtedness of Holdings, the Parent Borrower and the Restricted Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Hedge Agreements (other than currency swap agreements, currency future or option contracts and other similar agreements) and (ii) any cash payments made during such period in respect of obligations referred to in clause (b) below relating to Funded Debt that were amortized or accrued in a previous period (other than any such obligations resulting from the discounting of Indebtedness in connection with the application of purchase accounting in connection with the Transaction or any Permitted Acquisition), but excluding, however, (a) amortization of deferred financing costs and any other amounts of non-cash interest, (b) the accretion or accrual of discounted liabilities during such period, and (c) all non-recurring cash interest expense consisting of liquidated damages for failure to timely comply with registration rights obligations and financing fees, all as calculated on a consolidated basis in accordance with GAAP and excluding, for the avoidance of doubt, any interest in respect of items excluded from Indebtedness in the proviso to the definition thereof, provided that (a) except as provided in clause (b) below, there shall be excluded from Consolidated Interest Expense for any period the cash interest expense (or cash interest income) of all Unrestricted Subsidiaries for such period to the extent otherwise included in Consolidated Interest Expense, (b) there shall be included in determining Consolidated Interest Expense for any period the cash interest expense (or income) of any Acquired Entity or Business acquired during such period and of any Converted Restricted Subsidiary converted during such period, in each case based on the cash interest expense (or income) of such Acquired Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such acquisition or conversion) assuming any Indebtedness incurred or prepaid in connection with any such acquisition or conversion had been incurred or prepaid on the first day of such period, and (c) there shall be excluded from determining Consolidated Interest Expense for any period the cash interest expense (or income) of any Sold Entity or Business disposed of during such period, based on the cash interest expense (or income) relating to any Indebtedness relieved, retired or repaid in connection with any such disposition of such Sold Entity or Business for such period (including the portion thereof occurring prior to such disposal) assuming such debt relieved, retired or repaid in connection with such disposition had been relieved, retired or repaid on the first day of such period.
          “Consolidated Net Income” shall mean, for any period, the net income (loss) of the Parent Borrower and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, excluding, without duplication,
     (a) extraordinary items for such period,
     (b) the cumulative effect of a change in accounting principles during such period to the extent included in Consolidated Net Income,
     (c) in the case of any period that includes a period ending prior to or during the fiscal quarter ending September 30, 2007, Transaction Expenses,
     (d) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, investment, recapitalization, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction,
     (e) any income (loss) for such period attributable to the early extinguishment of Indebtedness or to hedging obligations or other derivative instruments,
     (f) accruals and reserves required to be established or adjusted as a result of the Transactions in accordance with GAAP or changes as a result of adoption of or modification of accounting policies, in each case, within twelve months after the Closing Date, and
     (g) the income (loss) for such period of any Unrestricted Subsidiary, except to the extent distributed to the Parent Borrower or any Restricted Subsidiary.
There shall be excluded from Consolidated Net Income for any period the purchase accounting effects of adjustments to inventory, property, equipment and intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Parent Borrower and the Restricted Subsidiaries), as a result of the Transactions, any consummated acquisition whether consummated before or after the Closing Date, or the amortization or write-off of any amounts thereof.

          “Consolidated Persons” shall mean, at any time, each of the Persons listed on Schedule 1.1(h) so long as (i) such Person’s financial results are consolidated with the financial results of the Parent Borrower in accordance with GAAP at such time and (ii) no Sponsor or Frist Shareholder (or any controlling affiliate of any Sponsor or of any Frist Shareholder) holds any Stock or Stock Equivalents of such Person at such time.
          “Consolidated Total Assets” shall mean, as of any date of determination, the amount that would, in conformity with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the Parent Borrower and the Restricted Subsidiaries at such date.
          “Consolidated Total Debt” shall mean, as of any date of determination, (a) all Indebtedness of the types described in clause (a), clause (c) (but, in the case of clause (c), only to the extent of any unreimbursed drawings under any letter of credit) and clause (e) of the definition thereof actually owing by the Parent Borrower and the Restricted Subsidiaries on such date to the extent appearing on the balance sheet of the Parent Borrower determined on a consolidated basis in accordance with GAAP (provided that the amount of any Capitalized Lease Obligations or any such Indebtedness issued at a discount to its face value shall be determined in accordance with GAAP) minus (b) the aggregate cash and cash equivalents included in the cash and cash equivalents accounts listed on the balance sheet of the Parent Borrower and the Restricted Subsidiaries as at such date determined on a consolidated basis in accordance with GAAP excluding (x) all cash of HCI and (y) any cash subject to a Lien other than nonconsensual Liens permitted by Section 10.2 and Liens permitted by Section 10.2(m), (n) and (o).
          “Consolidated Total Debt to Consolidated EBITDA Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated Total Debt as of the last day of the relevant Test Period to (b) Consolidated EBITDA for such Test Period.
          “Consolidated Working Capital” shall mean, at any date, the excess of (a) the sum of all amounts (other than cash and Permitted Investments) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the Parent Borrower and the Restricted Subsidiaries at such date over (b) the sum of all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Parent Borrower and the Restricted Subsidiaries on such date, including deferred revenue but excluding, without duplication, (i) the current portion of any Funded Debt and (ii) all Indebtedness consisting of Loans and Letter of Credit Exposure to the extent otherwise included therein.
          “Continuing Director” shall mean, at any date, an individual (a) who is a member of the board of directors of the Parent Borrower on the date hereof, (b) who, as of the date of determination, has been a member of such board of directors for at least the twelve preceding months, (c) who has been nominated to be a member of such board of directors, directly or indirectly, by a Sponsor or Persons nominated by a Sponsor or (d) who has been nominated to be a member of such board of directors by a majority of the other Continuing Directors then in office.
          “Contract Consideration” shall have the meaning provided in the definition of Excess Cash Flow.

          “Contractual Requirement” shall have the meaning provided in Section 8.3.
          “Converted Restricted Subsidiary” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”
          “Converted Unrestricted Subsidiary” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”
          “Co-Syndication Agents” shall mean JPMorgan Chase Bank, N.A. and Citicorp North America, Inc., together with their respective affiliates, as co-syndication agents for the Lenders under this Agreement and the other Credit Documents.
          “Credit Documents” shall mean this Agreement, the Guarantees, the Security Documents, each Letter of Credit and any promissory notes issued by a Borrower hereunder.
          “Credit Event” shall mean and include the making (but not the conversion or continuation) of a Loan and the issuance of a Letter of Credit.
          “Credit Facilities” shall mean, collectively, each category of Commitments and each extension of credit hereunder.
          “Credit Facility” shall mean a category of Commitments and extensions of credit thereunder.
          “Credit Party” shall mean each of the Borrowers, the Guarantors and each other Subsidiary of the Parent Borrower that is a party to a Credit Document.
          “Cumulative Consolidated Net Income” shall mean, for any period, Consolidated Net Income for such period, taken as a single accounting period. Cumulative Consolidated Net Income may be a positive or negative amount.
          “Cure Amount” shall have the meaning provided in Section 12.
          “Cure Right” shall have the meaning provided in Section 12.
          “Debt Incurrence Prepayment Event” shall mean any issuance or incurrence by the Parent Borrower or any of the Restricted Subsidiaries of any Indebtedness (excluding any Indebtedness permitted to be issued or incurred under Section 10.1 other than Section 10.1(o)).
          “Debt Repayment” shall mean the repayment, prepayment, repurchase or defeasance of the Indebtedness of the Parent Borrower under the 1993 Indenture that is identified on Schedule 1.1(g) and that is repaid, prepaid, repurchased or defeased on the Closing Date (or such later date as may be necessary to effect the Debt Repayment in accordance with the tender offers therefor).
          “Default” shall mean any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

          “Defaulting Lender” shall mean any Lender with respect to which a Lender Default is in effect.
          “Deferred Net Cash Proceeds” shall have the meaning provided such term in the definition of “Net Cash Proceeds.”
          “Deferred Net Cash Proceeds Payment Date” shall have the meaning provided such term in the definition of “Net Cash Proceeds.”
          “Delayed Equity Arrangements” shall have the meaning provided in Section 8.17.
          “Delayed Equity Amount” means an amount, in Dollars, equal to the lesser of (x) $100,000,000 and (y) the amount by which the Equity Investment actually made on the Closing Date would have to have been increased (assuming (I) a corresponding decrease in the amount of consolidated Indebtedness of the Parent Borrower and its Subsidiaries outstanding on the Closing Date and (II) that such consolidated Indebtedness had been further reduced by the Option Note Amount) in order for the sum of (i) the Equity Investment actually made on the Closing Date and (ii) the Option Note Amount to have constituted 15% of the aggregate pro forma capitalization of the Parent Borrower on the Closing Date. For the avoidance of doubt, no amount deemed received by the Parent Borrower in respect of the Option Note Amount for purposes of the first sentence of Section 10.7(e) shall also be deemed received by the Parent Borrower in respect of the Delayed Equity Amount for purposes of such sentence.
          “Designated Non-Cash Consideration” shall mean the fair market value of non-cash consideration received by the Parent Borrower or a Restricted Subsidiary in connection with a Disposition pursuant to Section 10.4(b) or Section 10.4(c) that is designated as Designated Non-Cash Consideration pursuant to a certificate of an Authorized Officer of the Parent Borrower, setting forth the basis of such valuation (which amount will be reduced by the fair market value of the portion of the non-cash consideration converted to cash within 180 days following the consummation of the applicable Disposition).
          “Designated Non-Guarantor Subsidiary” shall mean any Restricted Subsidiary of the Parent Borrower that is designated as a Designated Non-Guarantor Subsidiary by the Parent Borrower in a written notice to the Administrative Agent, provided that (a) each of (i) an amount equal to the Parent Borrower’s direct or indirect equity ownership percentage of the net worth of such Restricted Subsidiary immediately prior to such designation (such net worth to be calculated without regard to any guarantee provided by such designated Restricted Subsidiary) and (ii) without duplication of any amount included in the preceding clause (i), the aggregate principal amount of any Indebtedness owed by such designated Restricted Subsidiary to the Parent Borrower or any other Credit Party immediately prior to such designation, shall be deemed to be an Investment by the Parent Borrower, on the date of such designation, in a Restricted Subsidiary that is not a U.S. Credit Party, all calculated, except as set forth in the parenthetical to clause (i) above, on a consolidated basis in accordance with GAAP and (b) no Default or Event of Default would result from such designation after giving effect thereto. The Parent Borrower may, by written notice to the Administrative Agent, re-designate any Designated Non-Guarantor Subsidiary as a Guarantor, and thereafter, such Subsidiary shall no longer constitute a

Designated Non-Guarantor Subsidiary, but only if (x) no Default or Event of Default would result from such re-designation and (y) such Subsidiary becomes a party to the applicable Guarantee and Security Documents in order to become a Guarantor and grantor or pledgor, as applicable, thereunder.
          “Designated Obligations” shall mean all obligations of the Borrowers with respect to (a) principal of and interest on the Loans, (b) Unpaid Drawings and interest thereon and (c) accrued and unpaid fees under the Credit Documents.
          “Disposed EBITDA” shall mean, with respect to any Sold Entity or Business or any Converted Unrestricted Subsidiary for any period, the amount for such period of Consolidated EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary (determined as if references to the Parent Borrower and the Restricted Subsidiaries in the definition of Consolidated EBITDA were references to such Sold Entity or Business or Converted Unrestricted Subsidiary and its respective Subsidiaries), all as determined on a consolidated basis for such Sold Entity or Business or Converted Unrestricted Subsidiary, as the case may be.
          “Disposition” shall have the meaning provided in Section 10.4(b).
          “Disqualified Equity Interests” shall mean any Stock or Stock Equivalent which, by its terms (or by the terms of any security or other Stock or Stock Equivalent into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except (i) as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments or (ii) pursuant to any put option with respect to any Stock or Stock Equivalent of a Subsidiary granted in favor of any Facility Syndication Partner in connection with syndications of ambulatory surgery centers, outpatient diagnostic or imaging centers, hospitals or other healthcare businesses operated or conducted by such Subsidiary (collectively, “Syndications”)), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for scheduled payments of dividends in cash (other than, in the case of Stock or Stock Equivalents of a Subsidiary issued to a Facility Syndication Partner in connection with a Syndication or held by a Restricted Subsidiary, periodic distributions of available cash (determined in good faith by the Parent Borrower) to the holders of such class of Stock or Stock Equivalents on a pro rata basis), or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Stock or Stock Equivalent that would constitute Disqualified Equity Interests, in each case, prior to the date that is 180 days after the Final Maturity Date.
          “Dividends” or “dividends” shall have the meaning provided in Section 10.6.
          “Documentation Agent” shall mean Merrill Lynch Capital Corporation.
          “Dollar Equivalent” shall mean, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any currency other than Dollars, the equivalent amount thereof in Dollars as determined by the

Administrative Agent or the Letter of Credit Issuer, as the case may be, on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such currency.
          “Dollars” and “$” shall mean dollars in lawful currency of the United States of America.
          “Domestic Subsidiary” shall mean each Subsidiary of the Parent Borrower that is organized under the laws of the United States, any state or territory thereof, or the District of Columbia.
          “Drawing” shall have the meaning provided in Section 3.4(b).
          “EMU” shall mean the economic and monetary union in accordance with the Treaty of Rome 1957, as amended by the Single European Act 1986, the Maastricht Treaty of 1992 and the Amsterdam Treaty of 1998.
          “EMU Legislation” shall mean the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.
          “Environmental Claims” shall mean any and all actions, suits, orders, decrees, demands, demand letters, claims, liens, notices of noncompliance, violation or potential responsibility or investigation (other than internal reports prepared by the Parent Borrower or any of the Subsidiaries (a) in the ordinary course of such Person’s business or (b) as required in connection with a financing transaction or an acquisition or disposition of real estate) or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereinafter, “Claims”), including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief relating to the presence, release or threatened release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Materials), or the environment including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands.
          “Environmental Law” shall mean any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the protection of environment, including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands, or human health or safety (to the extent relating to human exposure to Hazardous Materials), or Hazardous Materials.
          “Epic Properties” shall mean Epic Properties, Inc., a Texas corporation.

          “Equity Investments” shall have the meaning provided in the preamble to this Agreement.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time. Section references to ERISA are to ERISA as in effect at the date of this Agreement and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.
          “ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) that together with the Parent Borrower would be deemed to be a “single employer” within the meaning of Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.
          “Euro” and “€” shall mean the lawful currency of the Participating Member States introduced in accordance with the EMU Legislation.
          “European Collateral” shall mean all property pledged or purported to be pledged pursuant to the terms of the European Security Documents.
          “European Credit Facility” shall mean the Credit Facility consisting of the European Tranche Term Loan Commitments and the European Tranche Term Loans.
          “European Credit Party” shall mean the European Subsidiary Borrower and the European Guarantors.
          “European Guarantee” shall mean (a) the Guarantee, made by each European Guarantor in favor of the Administrative Agent for the benefit of the European Secured Parties, substantially in the form of Exhibit B-2, and (b) any other guarantee of the European Obligations made by a European Subsidiary that is a Restricted Subsidiary in form and substance reasonably acceptable to the Administrative Agent, in each case as the same may be amended, supplemented or otherwise modified from time to time.
          “European Guarantors” shall mean (a) each European Subsidiary that is party to the European Guarantee on the Closing Date and (b) each European Subsidiary that becomes a party to the European Guarantee after the Closing Date pursuant to Section 9.11 or otherwise.
          “European Obligations” shall mean all advances to, and debts, liabilities, obligations, covenants and duties of, any Credit Party arising under any Credit Document or otherwise, in each case with respect to any European Tranche Term Loan or under any Secured Cash Management Agreement or Secured Hedge Agreement, and in each case, entered into with the European Subsidiary Borrower or any other European Subsidiary, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

          “European Security Agreement” shall mean the Security Agreement, dated as of November 17, 2006, by and among the European Credit Parties and the Collateral Agent.
          “European Security Documents” shall mean (a) each European Security Agreement and (b) each other security agreement or other instrument or document executed and delivered by any European Credit Party pursuant to Section 9.11 or Section 9.14 or pursuant to any agreement referred to in clause (a) above, in each case, to secure the European Obligations.
          “European Secured Parties” shall mean the Administrative Agent and the Collateral Agent, in each case, with respect to matters relating to the European Tranche Term Loans or the European Security Documents, each European Tranche Term Loan Lender, each Hedge Bank that is party to any Secured Hedge Agreement with any European Subsidiary Borrower or any other European Subsidiary, each Cash Management Bank that is party to a Secured Cash Management Agreement with any European Subsidiary Borrower or any other European Subsidiary and each sub-agent pursuant to Section 13 appointed by the Administrative Agent or the Collateral Agent with respect to the European Credit Facility or any European Security Document.
          “European Subsidiary” shall mean each Subsidiary of the Parent Borrower that is incorporated or formed under the laws of England and Wales.
          “European Subsidiary Borrower” shall have the meaning provided in the preamble to this Agreement.
          “European Tranche Repayment Amount” shall have the meaning provided in Section 2.5(c).
          “European Tranche Repayment Date” shall have the meaning provided in Section 2.5(c).
          “European Tranche Term Loan” shall have the meaning provided in Section 2.1.
          “European Tranche Term Loan Commitment” shall mean (a) in the case of each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on Schedule 1.1(c) as such Lender’s “European Tranche Term Loan Commitment” and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “European Tranche Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total European Tranche Term Loan Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof. The aggregate amount of the European Tranche Term Loan Commitments as of the Closing Date is €1,000,000,000.
          “European Tranche Term Loan Lender” shall mean a Lender with a European Tranche Term Loan Commitment or an outstanding European Tranche Term Loan.
          “European Tranche Term Loan Maturity Date” shall mean November 17, 2013 or, if such date is not a Business Day, the first Business Day thereafter.

          “Event of Default” shall have the meaning provided in Section 11.
          “Excess Cash Flow” shall mean, for any period, an amount equal to the excess of
     (a) the sum, without duplication, of
     (i) Consolidated Net Income for such period,
     (ii) an amount equal to the amount of all non-cash charges to the extent deducted in arriving at such Consolidated Net Income,
     (iii) an amount equal to the provision for taxes based on income, profits or capital of the Parent Borrower and the Restricted Subsidiaries, including federal, foreign, state, franchise, excise and similar taxes and foreign withholding taxes paid or accrued during such period to the extent deducted in arriving at such Consolidated Net Income,
     (iv) decreases in Consolidated Working Capital for such period (other than any such decreases arising from acquisitions by the Parent Borrower and the Restricted Subsidiaries completed during such period),
     (v) an amount equal to the aggregate net non-cash loss on the sale, lease, transfer or other disposition of assets by the Parent Borrower and the Restricted Subsidiaries during such period (other than sales, leases, transfers or other dispositions in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income, and
     (vi) cash receipts in respect of Swap Contracts during such fiscal year to the extent not otherwise included in Consolidated Net Income;
over (b) the sum, without duplication, of
     (i) an amount equal to the amount of all non-cash credits included in arriving at such Consolidated Net Income and cash charges described in clauses (a) through (f) of the definition of Consolidated Net Income (other than cash charges in respect of Transaction Expenses paid on or about the Closing Date to the extent financed with the proceeds of Indebtedness incurred on the Closing Date or the Equity Investments) and included in arriving at such Consolidated Net Income,
     (ii) without duplication of amounts deducted pursuant to clause (xi) below in prior years, the amount of Capital Expenditures made in cash during such period, except to the extent that such Capital Expenditures were financed with the proceeds of Indebtedness or a sale of Stock or Stock Equivalents of the Parent Borrower or the Restricted Subsidiaries,
     (iii) the aggregate amount of all principal payments of Indebtedness of the Parent Borrower and the Restricted Subsidiaries (including (A) the principal component of payments in respect of Capitalized Lease Obligations, (B) the amount of any repayment of Term Loans pursuant to Section 2.5 and (C) the amount of a mandatory prepayment of Term Loans pursuant to Section 5.2(a) to the extent required due to a Disposition that resulted in an increase to Consolidated Net Income and not in excess of the amount of such increase but excluding (x) all other prepayments of Term Loans and (y) all prepayments of Revolving Credit Loans, Swingline Loans and loans under the ABL Facility) made during such period (other than in respect of any revolving credit facility to the extent there is not an equivalent permanent reduction in commitments thereunder), except to the extent financed with the proceeds of other Indebtedness of the Parent Borrower or the Restricted Subsidiaries,
     (iv) an amount equal to the aggregate net non-cash gain on the sale, lease, transfer or other disposition of assets by the Parent Borrower and the Restricted Subsidiaries during such period (other than sales in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income,
     (v) increases in Consolidated Working Capital for such period (other than any such increases arising from acquisitions by the Parent Borrower and the Restricted Subsidiaries completed during such period),
     (vi) payments by the Parent Borrower and the Restricted Subsidiaries during such period in respect of long-term liabilities of the Parent Borrower and the Restricted Subsidiaries other than Indebtedness,
     (vii) without duplication of amounts deducted pursuant to clause (xi) below in prior fiscal years, the aggregate amount of cash consideration paid by the Parent Borrower and the Restricted Subsidiaries (on a consolidated basis) in connection with Investments (including acquisitions) made during such period pursuant to Section 10.5 (other than Section 10.5(b)) to the extent that such Investments were financed with internally generated cash flow of the Parent Borrower and the Restricted Subsidiaries,
     (viii) the amount of dividends paid during such period (on a consolidated basis) by the Parent Borrower and the Restricted Subsidiaries to the extent such dividends were financed with internally generated cash flow of the Parent Borrower and the Restricted Subsidiaries,
     (ix) the aggregate amount of expenditures actually made by the Parent Borrower and the Restricted Subsidiaries in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period,
     (x) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Parent Borrower and the Restricted Subsidiaries during such period that are required to be made in connection with any prepayment of Indebtedness,

     (xi) without duplication of amounts deducted from Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by the Parent Borrower or any of the Restricted Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period relating to Permitted Acquisitions or Capital Expenditures to be consummated or made during the period of four consecutive fiscal quarters of the Parent Borrower following the end of such period, provided that to the extent the aggregate amount of internally generated cash actually utilized to finance such Permitted Acquisitions or Capital Expenditures during such period of four consecutive fiscal quarters is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters,
     (xii) the amount of taxes (including penalties and interest) paid in cash in such period, and
     (xiii) cash expenditures in respect of Swap Contracts during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income.
          “Excluded European Subsidiary” shall mean (a) each European Subsidiary listed on Schedule 1.1(d)(ii) hereto and each future European Subsidiary, in each case, for so long as any such Subsidiary does not (on a consolidated basis with its Restricted Subsidiaries), have property, plant and equipment with a book value in excess of $5,000,000 or a contribution to Consolidated EBITDA for any four fiscal quarter period that includes any date on or after the Closing Date in excess of $5,000,000, (b) for purposes of Section 9.11, any European Subsidiary that is not a wholly-owned Subsidiary on any date such Subsidiary would otherwise be required to become a European Guarantor pursuant to the requirements of Section 9.11 (for so long as such Subsidiary remains a non-wholly-owned Restricted Subsidiary), (c) any European Subsidiary that is prohibited by any applicable Contractual Requirement or Requirement of Law from guaranteeing or granting Liens to secure the European Obligations at the time such Subsidiary becomes a Restricted Subsidiary (for so long as such restriction or any replacement or renewal thereof is in effect), (d) any other European Subsidiary with respect to which, (i) in the reasonable judgment of the Administrative Agent (confirmed in writing by notice to the Parent Borrower), the cost or other consequences (including any adverse tax consequences) of providing a Guarantee of the European Obligations shall be excessive in view of the benefits to be obtained by the Lenders therefrom or (ii) the provision of a Guarantee of the European Obligations would result in adverse tax consequences to the Parent Borrower or its Subsidiaries as reasonably determined by the Parent Borrower, (e) each Unrestricted Subsidiary, (f) any other European Subsidiary acquired pursuant to a Permitted Acquisition financed with secured Indebtedness incurred pursuant to Section 10.1(j) or Section 10.1(k) and permitted by the proviso to subclause (y) of such Sections and each Restricted Subsidiary thereof that guarantees such Indebtedness to the extent and so long as the financing documentation relating to such Permitted Acquisition to which such Restricted Subsidiary is a party prohibits such Restricted Subsidiary from guaranteeing, or granting a Lien on any of its assets to secure, the Obligations and (g) any Designated Non-Guarantor Subsidiary.

          “Excluded Stock and Stock Equivalents” shall mean (i) any Stock or Stock Equivalents subject to a Lien permitted by Section 10.2(h) or 10.2(i), (ii) any Stock or Stock Equivalents with respect to which, in the reasonable judgment of the Collateral Agent (confirmed in writing by notice to the Parent Borrower), the cost or other consequences (including any adverse tax consequences) of doing so shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (iii) solely in the case of any pledge of Stock and Stock Equivalents of any Foreign Subsidiary to secure the U.S. Obligations, any Stock or Stock Equivalents of any class of such Foreign Subsidiary in excess of 65% of the outstanding Stock or Stock Equivalents of such class (such percentage to be adjusted upon any Change in Law as may be required to avoid adverse U.S. federal income tax consequences to the Parent Borrower or any Subsidiary), (iv) any Stock or Stock Equivalents to the extent the pledge thereof would violate any applicable Requirement of Law, (v) in the case of Stock or Stock Equivalents of any Subsidiary that is not wholly-owned by the Parent Borrower and its Subsidiaries at the time such Subsidiary becomes a Subsidiary, any Stock or Stock Equivalents of such Subsidiary to the extent (A) that a pledge thereof to secure the Obligations is prohibited by any applicable Contractual Requirement (other than customary non-assignment provisions which are ineffective under the Uniform Commercial Code or other applicable law), (B) any Contractual Requirement prohibits such a pledge without the consent of any other party; provided that this clause (B) shall not apply if (I) such other party is a Credit Party or wholly-owned Subsidiary or (II) such consent has been obtained (it being understood that the foregoing shall not be deemed to obligate the Parent Borrower or any Subsidiary to obtain any such consent)) and for so long as such Contractual Requirement or replacement or renewal thereof is in effect, or (C) a pledge thereof to secure the Obligations would give any other party (other than a Credit Party or wholly-owned Subsidiary) to any contract, agreement, instrument or indenture governing such Stock or Stock Equivalents the right to terminate its obligations thereunder (other than customary non-assignment provisions which are ineffective under the Uniform Commercial Code or other applicable law) and (vi) any Stock or Stock Equivalents of any Subsidiary to the extent that (A) the pledge of such Stock or Stock Equivalents would result in adverse tax consequences to the Parent Borrower or any Subsidiary as reasonably determined by the Parent Borrower and (B) such Stock or Stock Equivalents have been identified in writing to the Collateral Agent by an Authorized Officer of the Parent Borrower.
          “Excluded Subsidiary” shall mean (a) each Domestic Subsidiary listed on Schedule 1.1(d)(i) hereto and each future Domestic Subsidiary, in each case, for so long as any such Subsidiary does not (on a consolidated basis with its Restricted Subsidiaries), have property, plant and equipment with a book value in excess of $5,000,000 or a contribution to Consolidated EBITDA for any four fiscal quarter period that includes any date on or after the Closing Date in excess of $5,000,000 (provided that no Domestic Subsidiary listed on Schedule 1.1(d)(i) hereto that is identified on such Schedule as a Subsidiary with respect to which the Parent Borrower intends to conduct a Syndication shall cease to be an Excluded Subsidiary pursuant to this clause (a) for so long as the Parent Borrower intends to conduct such Syndication), (b) each Domestic Subsidiary that is not a wholly-owned Subsidiary on any date such Subsidiary would otherwise be required to become a U.S. Guarantor pursuant to the requirements of Section 9.11 (for so long as such Subsidiary remains a non-wholly-owned Restricted Subsidiary), (c) each Domestic Subsidiary that is prohibited by any applicable Contractual Requirement or Requirement of Law from guaranteeing or granting Liens to secure the Obligations at the time such Subsidiary becomes a Restricted Subsidiary (and for so long as such restriction or any replacement or renewal thereof is in effect), (d) each Domestic Subsidiary that is a Subsidiary of a

Foreign Subsidiary, (e) each other Domestic Subsidiary acquired pursuant to a Permitted Acquisition financed with secured Indebtedness incurred pursuant to Section 10.1(j) or Section 10.1(k) and permitted by the proviso to subclause (y) of such Sections and each Restricted Subsidiary thereof that guarantees such Indebtedness to the extent and so long as the financing documentation relating to such Permitted Acquisition to which such Restricted Subsidiary is a party prohibits such Restricted Subsidiary from guaranteeing, or granting a Lien on any of its assets to secure, the Obligations, (f) any other Domestic Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent (confirmed in writing by notice to the Parent Borrower), the cost or other consequences (including any adverse tax consequences) of providing a Guarantee of the Obligations shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (g) each Unrestricted Subsidiary, (h) each 1993 Indenture Restricted Subsidiary for so long as the 1993 Indenture is in effect and such Subsidiary is a “Restricted Subsidiary” under the 1993 Indenture, (i) each ABL Entity, (j) any Designated Non-Guarantor Subsidiary and (k) HCA Health Services of New Hampshire, Inc., a New Hampshire corporation.
          “Excluded Taxes” shall mean, with respect to any Agent or any Lender, (a) (i) net income taxes and franchise and excise taxes (imposed in lieu of net income taxes) imposed on such Agent or Lender and, to the extent not duplicative, any Taxes imposed on such Agent or Lender where that Tax is imposed upon or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by such Agent or Lender and (ii) any Taxes imposed on any Agent or any Lender as a result of any current or former connection between such Agent or Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising from such Agent or Lender having executed, delivered or performed its obligations or received a payment under, or having been a party to or having enforced, this Agreement or any other Credit Document) and (b) in the case of a Non-U.S. Lender (i) any U.S. federal withholding tax that is imposed on amounts payable to such Non-U.S. Lender under the law in effect at the time such Non-U.S. Lender becomes a party to this Agreement (or, in the case of a Non-U.S. Participant, on the date such Non-U.S. Participant became a Participant hereunder); provided that this subclause (b)(i) shall not apply to the extent that (x) the indemnity payments or additional amounts any Lender (or Participant) would be entitled to receive (without regard to this subclause (b)(i)) do not exceed the indemnity payment or additional amounts that the person making the assignment, participation or transfer to such Lender (or Participant) would have been entitled to receive in the absence of such assignment, participation or transfer or (y) any Tax is imposed on a Lender in connection with an interest or participation in any Loan or other obligation that such Lender was required to acquire pursuant to Section 14.8(a) or that such Lender acquired pursuant to Section 14.7 (it being understood and agreed, for the avoidance of doubt, that any withholding tax imposed on a Non-U.S. Lender as a result of a Change in Law occurring after the time such Non-U.S. Lender became a party to this Agreement (or designates a new lending office) shall not be an Excluded Tax) or (ii) any Tax to the extent attributable to such Non-U.S. Lender’s failure to comply with Section 5.4(e); provided that, for the avoidance of doubt, any deduction or withholding under section 349 of the Taxes Act (or any successor provision) for or on account of any Taxes, shall not be an Excluded Tax.
          “Existing Letters of Credit” shall have the meaning provided in the preamble to this Agreement and shall in any event include amendments, extensions and renewals thereof.

          “Facility Syndication Partners” shall mean, with respect to any Subsidiary, a Physician or employee performing services with respect to a facility operated by such Subsidiary or a not-for-profit entity.
          “Federal Funds Effective Rate” shall mean, for any day, the weighted average of the per annum rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published on the next succeeding Business Day by the Federal Reserve Bank of New York; provided that (a) if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.
          “Fees” shall mean all amounts payable pursuant to, or referred to in, Section 4.1.
          “Final Maturity Date” shall mean November 17, 2013 or, if the European Tranche Term Loans and the Tranche B Term Loans shall have been repaid in full, November 17, 2012.
          “Foreign Asset Sale” shall have the meaning provided in Section 5.2(h).
          “Foreign Plan” shall mean any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by the Parent Borrower or any of its Subsidiaries with respect to employees employed outside the United States.
          “Foreign Subsidiary” shall mean each Subsidiary of the Parent Borrower that is not a Domestic Subsidiary.
          “Frist Shareholders” shall mean (i) Thomas F. Frist, Jr. and any executor, administrator, guardian, conservator or similar legal representative thereof, (ii) any member of the immediate family of Thomas F. Frist, Jr., (iii) any person directly or indirectly controlled by one or more of the immediate family members of Thomas F. Frist, Jr., (iv) any Person acting as agent for any Person described in clauses (i) through (iii) hereof and (v) the HCA Foundation so long as a majority of the members of its board of directors consist of (a) Frist Shareholders, (b) Continuing Directors, (c) Management Investors and/or (d) any other member of management of the Parent Borrower (provided in the case of this subclause (v)(d) that no Change of Control under clause (a) of the definition thereof (with any reference in such clause (a) to the Frist Shareholders determined without regard to this subclause (v)(d)) shall have occurred on the date such person became a member of management of the Parent Borrower.
          “Fronting Fee” shall have the meaning provided in Section 4.1(c).
          “Fund” shall mean any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course.

          “Funded Debt” shall mean all indebtedness of the Parent Borrower and the Restricted Subsidiaries (and, solely for purposes of determining Consolidated Interest Expense, Holdings) for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of the Parent Borrower or any Restricted Subsidiary (and, solely for purposes of determining Consolidated Interest Expense, Holdings), to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including all amounts of Funded Debt required to be paid or prepaid within one year from the date of its creation and, in the case of any Borrower, Indebtedness in respect of the Loans.
          “GAAP” shall mean generally accepted accounting principles in the United States of America, as in effect from time to time; provided, however, that if there occurs after the date hereof any change in GAAP that affects in any respect the calculation of any covenant contained in Section 10, the Lenders and the Parent Borrower shall negotiate in good faith amendments to the provisions of this Agreement that relate to the calculation of such covenant with the intent of having the respective positions of the Lenders and the Parent Borrower after such change in GAAP conform as nearly as possible to their respective positions as of the date of this Agreement and, until any such amendments have been agreed upon, the covenants in Section 10 shall be calculated as if no such change in GAAP has occurred.
          “General Intercreditor Agreement” shall mean the Intercreditor Agreement, dated as of the Closing Date, among the Collateral Agent and the trustee under the Senior Second Lien Notes Indenture, as the same may be amended, restated, modified or waived from time to time.
          “Governmental Authority” shall mean any nation, sovereign or government, any state, province, territory or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including a central bank or stock exchange.
          “Guarantee” shall mean the U.S. Guarantee and/or the European Guarantee, as the context requires.
          “Guarantee Obligations” shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (a) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such Indebtedness or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness or (d) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof; provided, however, that the term “Guarantee Obligations” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.
          “Guarantors” shall mean the U.S. Guarantors and the European Guarantors.
          “Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous waste”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, “toxic substances”, “toxic pollutants”, “contaminants”, or “pollutants”, or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.
          “HCA” shall have the meaning provided in the preamble to this Agreement.
          “HCI” shall mean Health Care Indemnity, Inc., an insurance company formed under the laws of the State of Colorado.
          “Healthtrust” shall mean Healthtrust, Inc. — The Hospital Company, a Delaware corporation, and its successors and assigns.
          “Hedge Agreements” shall mean interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, cross-currency rate swap agreements, currency future or option contracts, commodity price protection agreements or other commodity price hedging agreements, and other similar agreements entered into by the Parent Borrower or any Restricted Subsidiary in the ordinary course of business (and not for speculative purposes) for the principal purpose of protecting the Parent Borrower or any of the Restricted Subsidiaries against fluctuations in interest rates, currency exchange rates or commodity prices.
          “Hedge Bank” shall mean any Person that either (x) at the time it enters into a Secured Hedge Agreement or (y) on the Closing Date, is a Lender or an Affiliate of a Lender, in its capacity as a party to such Secured Hedge Agreement.
          “HIPAA” shall have the meaning provided in Section 9.2.
          “Historical Financial Statements” shall mean the audited consolidated balance sheets of the Parent Borrower as of December 31, 2004 and December 31, 2005 and the audited consolidated statements of income, stockholders’ equity and cash flows of the Parent Borrower for each of the fiscal years in the three year period ending on December 31, 2005.
          “Holdings” shall mean Hercules Holdings II, LLC, a Delaware limited liability company, and its successors.

          “Increased Amount Date” shall have the meaning provided in Section 2.14.
          “Indebtedness” of any Person shall mean (a) all indebtedness of such Person for borrowed money, (b) the deferred purchase price of assets or services that in accordance with GAAP would be included as a liability on the balance sheet of such Person, (c) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (d) all Indebtedness of any other Person secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person, (e) the principal component of all Capitalized Lease Obligations of such Person, (f) all obligations of such Person under interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity price protection agreements or other commodity price hedging agreements and other similar agreements, (g) all obligations of such Person in respect of Disqualified Equity Interests and (h) without duplication, all Guarantee Obligations of such Person, provided that Indebtedness shall not include (i) trade payables and accrued expenses arising in the ordinary course of business, (ii) deferred or prepaid revenue, (iii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller and (iv) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll over or extensions of terms) and incurred in the ordinary course of business.
          “Indemnified Taxes” shall mean all Taxes (including Other Taxes) other than (i) Excluded Taxes and (ii) any interest, penalties or expenses caused by an Agent’s or Lender’s gross negligence or willful misconduct.
          “Intercreditor Agreements” shall mean the Receivables Intercreditor Agreement and the General Intercreditor Agreement.
          “Interest Period” shall mean, with respect to any Term Loan or Revolving Credit Loan, the interest period applicable thereto, as determined pursuant to Section 2.9.
          “Investment” shall mean, for any Person: (a) the acquisition (whether for cash, property, services or securities or otherwise) of Stock, Stock Equivalents (or any other capital contribution), bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) the making of any deposit with, or advance, loan or other extension of credit or capital contribution to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person), but excluding any such advance, loan or extension of credit having a term not exceeding 364 days (inclusive of any rollover or extension of terms) arising in the ordinary course of business; or; (c) the entering into of any guarantee of, or other contingent obligation with respect to, Indebtedness; or (d) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business or division of such Person; provided that, in the event that any Investment is made by the Parent Borrower or any Restricted Subsidiary in any Person through substantially concurrent interim transfers of any amount through one or more other Restricted Subsidiaries, then such other substantially concurrent interim transfers shall be disregarded for purposes of Section 10.5.
          “Investors” shall mean the Sponsors, the Management Investors, the Frist Shareholders and each other investor providing a portion of the Equity Investments on the Closing Date.
          “ISP” shall mean, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).
          “Issuer Documents” shall mean with respect to any Letter of Credit, the Letter of Credit Request, and any other document, agreement and instrument entered into by the Letter of Credit Issuer and the Parent Borrower (or any Restricted Subsidiary) or in favor of the Letter of Credit Issuer and relating to such Letter of Credit.
          “Joinder Agreement” shall mean an agreement substantially in the form of Exhibit L.
          “Joint Bookrunners” shall mean Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC.
          “Joint Lead Arrangers and Bookrunners” shall mean Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
          “Junior Indebtedness” shall have the meaning provided in Section 10.7(a).
          “JV Distribution Amount” means, at any time, the aggregate amount of cash distributed to the Parent Borrower or any Restricted Subsidiary by any joint venture that is not a Subsidiary (regardless of the form of legal entity) since the Closing Date and prior to such time (without duplication of any amount treated as a reduction in the outstanding amount of Investments by the Parent Borrower or any Restricted Subsidiary pursuant to clause (d), (i) or (v) of Section 10.5) and only to the extent that neither the Parent Borrower nor any Restricted Subsidiary is under any obligation to repay such amount to such joint venture.
          “KKR” shall mean each of Kohlberg Kravis Roberts & Co., L.P. and KKR Associates, L.P.
          “L/C Borrowing” shall mean an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing. All L/C Borrowings shall be denominated in Dollars.
          “L/C Maturity Date” shall mean the date that is five Business Days prior to the Revolving Credit Maturity Date.
          “L/C Obligations” shall mean, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all

Unpaid Drawings, including all L/C Borrowings. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.
          “L/C Participant” shall have the meaning provided in Section 3.3(a).
          “L/C Participation” shall have the meaning provided in Section 3.3(a).
          “Lender” shall have the meaning provided in the preamble to this Agreement.
          “Lender Default” shall mean (a) the failure (which has not been cured) of a Lender to make available its portion of any Borrowing or to fund its portion of any unreimbursed payment under Section 3.3 or (b) a Lender having notified the Administrative Agent and/or the Parent Borrower that it does not intend to comply with the obligations under Section 2.1(a), 2.1(b), 2.1(d) or 3.3, in the case of either clause (a) or (b) above or (c) a Lender becoming the subject of a bankruptcy or insolvency proceeding.
          “Letter of Credit” shall mean each letter of credit issued pursuant to Section 3.1 and shall include the Existing Letters of Credit.
          “Letter of Credit Commitment” shall mean $500,000,000, as the same may be reduced from time to time pursuant to Section 3.1.
          “Letter of Credit Exposure” shall mean, with respect to any Lender, at any time, the sum of (a) the Dollar Equivalent amount of the principal amount of any Unpaid Drawings in respect of which such Lender has made (or is required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a) at such time and (b) such Lender’s Revolving Credit Commitment Percentage of the Letters of Credit Outstanding at such time (excluding the portion thereof consisting of Unpaid Drawings in respect of which the Lenders have made (or are required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a)).
          “Letter of Credit Fee” shall have the meaning provided in Section 4.1(b).
          “Letter of Credit Issuer” shall mean (a) Bank of America, any of its Affiliates or any replacement or successor pursuant to Section 3.6 and (b) in the case of the Existing Letters of Credit, JPMorgan Chase Bank, N.A. The Letter of Credit Issuer may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Letter of Credit Issuer, and in each such case the term “Letter of Credit Issuer” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. In the event that there is more than one Letter of Credit Issuer at any time, references herein and in the other Credit Documents to the Letter of Credit Issuer shall be deemed to refer to the Letter of Credit Issuer in respect of the applicable Letter of Credit or to all Letter of Credit Issuers, as the context requires.
          “Letters of Credit Outstanding” shall mean, at any time, the sum of, without duplication, (a) the aggregate Stated Amount of all outstanding Letters of Credit and (b) the aggregate Dollar Equivalent amount of the principal amount of all Unpaid Drawings.

          “Letter of Credit Request” shall have the meaning provided in Section 3.2.
          “Level I Status” shall mean, on any date, the circumstance that the Consolidated Total Debt to Consolidated EBITDA Ratio is greater than or equal to 6.00 to 1.00 as of such date.
          “Level II Status” shall mean, on any date, the circumstance that Level I Status does not exist and the Consolidated Total Debt to Consolidated EBITDA Ratio is greater than or equal to 5.50 to 1.00 as of such date.
          “Level III Status” shall mean, on any date, the circumstance that neither Level I Status nor Level II Status exists and the Consolidated Total Debt to Consolidated EBITDA Ratio is greater than or equal to 5.00 to 1.00 as of such date.
          “Level IV Status” shall mean, on any date, the circumstance that none of Level I Status, Level II Status and Level III Status exists and the Consolidated Total Debt to Consolidated EBITDA Ratio is greater than or equal to 4.50 to 1.00 as of such date.
          “Level V Status” shall mean, on any date, the circumstance that the Consolidated Total Debt to Consolidated EBITDA Ratio is less than 4.50 to 1.00 as of such date.
          “LIBOR Loan” shall mean any LIBOR Term Loan or LIBOR Revolving Credit Loan.
          “LIBOR Rate” shall mean, for any Interest Period with respect to a LIBOR Loan of any currency, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period (or on the first day of such Interest Period in the case of any LIBOR Loan denominated in Sterling), for deposits in such currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the “LIBOR Rate” for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in such currency for delivery on the first day of such Interest Period in same day funds in the approximate amount of the LIBOR Loan being made, continued or converted by the Administrative Agent and with a term equivalent to such Interest Period would be offered by the Administrative Agent’s London Branch to major banks in the applicable London interbank eurocurrency market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period (or on the first day of such Interest Period in the case of any LIBOR Loan denominated in Sterling).
          “LIBOR Revolving Credit Loan” shall mean any Revolving Credit Loan bearing interest at a rate determined by reference to the LIBOR Rate.
          “LIBOR Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the LIBOR Rate.

          “Lien” shall mean any mortgage, pledge, security interest, hypothecation, assignment, lien (statutory or other) or similar encumbrance (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof).
          “Loan” shall mean any Revolving Credit Loan, Swingline Loan, Term Loan, New Revolving Loan or New Term Loan made by any Lender hereunder.
          “Management Investors” shall mean the directors, management officers and employees of the Parent Borrower and its Subsidiaries on the Closing Date.
          “Mandatory Borrowing” shall have the meaning provided in Section 2.1(d).
          “Mandatory Cost” means, with respect to any period, the percentage rate per annum determined in accordance with Schedule 1.01(e).
          “Material Adverse Change” shall mean any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) that is materially adverse to the business, financial condition or results of operations of HCA and its Subsidiaries, taken as a whole, other than (i) any Effect resulting from (A) changes in general economic or political conditions or the securities, credit or financial markets in general, (B) general changes or developments in the industries in which HCA and its Subsidiaries operate, including general changes in law or regulation across such industries, (C) the announcement of the Acquisition Agreement or the pendency or consummation of the Merger, including any labor union activities related thereto, (D) the identity of Holdings or any of its Affiliates as the acquirer of HCA, (E) compliance with the terms of, or the taking of any action required by, the Acquisition Agreement or consented to by Holdings, (F) any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of HCA or any of its Subsidiaries), (G) changes in generally accepted accounting principles or the interpretation thereof, or (H) any weather-related event, except, in the case of the foregoing clauses (A) and (B), to the extent such changes or developments referred to therein would reasonably be expected to have a materially disproportionate impact on HCA and its Subsidiaries, taken as a whole, relative to other for-profit participants in the industries and in the geographic markets in which HCA conducts its businesses after taking into account the size of HCA relative to such other for-profit participants, or (ii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Change).
          “Material Adverse Effect” shall mean a circumstance or condition affecting the business, assets, operations, properties or financial condition of the Parent Borrower and the Subsidiaries, taken as a whole, that would materially adversely affect (a) the ability of the Parent Borrower and the other Credit Parties, taken as a whole, to perform their payment obligations under this Agreement or any of the other Credit Documents or (b) the rights and remedies of the Administrative Agent and the Lenders under this Agreement or any of the other Credit Documents.

          “Material Subsidiary” shall mean, at any date of determination, (i) each Restricted Subsidiary of the Borrower (a) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 9.1 Financials have been delivered were equal to or greater than 1% of the consolidated total assets of the Parent Borrower and the Restricted Subsidiaries at such date or (b) whose revenues during such Test Period were equal to or greater than 1% of the consolidated revenues of the Parent Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with GAAP and (ii) solely for purposes of Sections 11.5, 11.7, 11.8 and 11.9, each other Restricted Subsidiary that is the subject of an Event of Default under one or more of such Sections and that, when such Restricted Subsidiary’s total assets and revenues are aggregated with the total assets or revenues, as applicable, of each other Restricted Subsidiary that is the subject of an Event of Default under one or more of such Sections, would constitute a Material Subsidiary under clause (i) above using a 4% threshold in replacement of the 1% threshold in such clause (i).
          “Maturity Date” shall mean the Tranche A Term Loan Maturity Date, the Tranche B Term Loan Maturity Date, the European Tranche Term Loan Maturity Date or the Revolving Credit Maturity Date.
          “Merger” shall have the meaning provided in the preamble to this Agreement.
          “Merger Sub” shall mean Hercules Acquisition Corporation, a Delaware corporation.
          “Minimum Borrowing Amount” shall mean (a) with respect to a Borrowing of LIBOR Loans denominated in Dollars, $10,000,000 (or, if less, the entire remaining Commitments under the applicable Credit Facility at the time of such Borrowing), (b) with respect to a Borrowing of ABR Loans (other than Swingline Loans), $1,000,000 (or, if less, the entire remaining Commitments under the applicable Credit Facility at the time of such Borrowing), (c) with respect to a Borrowing of Revolving Credit Loans denominated in Sterling, £5,000,000 (or, if less, the Available Commitments at the time of such Borrowing), (d) with respect to a Borrowing of Loans denominated in Euro, €10,000,000 (or, if less in the case of a Borrowing of Revolving Credit Loans, the Available Commitments at the time of such Borrowing).
          “Minimum Equity Amount” shall have the meaning provided in the preamble to this Agreement.
          “MLGP” shall mean Merrill Lynch Global Partners.
          “Moody’s” shall mean Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.
          “Mortgage” shall mean a Mortgage, Assignment of Leases and Rents, Security Agreement and Financing Statement or other security document entered into by the owner of a Mortgaged Property and the Collateral Agent in respect of that Mortgaged Property to secure the Obligations, substantially in the form of Exhibit D, as the same may be amended, supplemented or otherwise modified from time to time, and with respect to Mortgages entered into by the European Subsidiary Borrower or a European Guarantor, a mortgage in form and substance reasonably satisfactory to the Collateral Agent, entered into by the owner of a Mortgaged Property and the Collateral Agent in respect of that Mortgaged Property to secure the European Obligations.
          “Mortgaged Property” shall mean, initially, each parcel of real estate and the improvements thereto owned by a Credit Party and identified on Schedule 1.1(b), and includes each other parcel of real property and improvements thereto with respect to which a Mortgage is granted pursuant to Section 9.14.
          “Multicurrency Sublimit” shall mean, at any date, the lesser of (x) $400,000,000 and (y) the Total Revolving Credit Commitment at such date.
          “Multicurrency Exposure” shall mean, for any Revolving Credit Lender at any date, the sum of (a) the aggregate Dollar Equivalent amount of the principal amount of Revolving Credit Loans denominated in Alternative Currencies of such Lender then outstanding, and (b) such Lender’s Letter of Credit Exposure in respect of Letters of Credit denominated in Alternative Currencies at such time.
          “Net Cash Proceeds” shall mean, with respect to any Prepayment Event, (a) the gross cash proceeds (including payments from time to time in respect of installment obligations, if applicable) received by or on behalf of the Parent Borrower or any of the Restricted Subsidiaries in respect of such Prepayment Event, as the case may be, less (b) the sum of:
     (i) the amount, if any, of all taxes paid or estimated to be payable by the Parent Borrower or any of the Restricted Subsidiaries in connection with such Prepayment Event,
     (ii) the amount of any reasonable reserve established in accordance with GAAP against any liabilities (other than any taxes deducted pursuant to clause (i) above) (x) associated with the assets that are the subject of such Prepayment Event and (y) retained by the Parent Borrower or any of the Restricted Subsidiaries, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such a Prepayment Event occurring on the date of such reduction,
     (iii) the amount of any Indebtedness secured by a Lien on the assets that are the subject of such Prepayment Event to the extent that the instrument creating or evidencing such Indebtedness requires that such Indebtedness be repaid upon consummation of such Prepayment Event,
     (iv) in the case of any Asset Sale Prepayment Event or Casualty Event or Permitted Sale Leaseback, the amount of any proceeds of such Prepayment Event that the Parent Borrower or any Restricted Subsidiary has reinvested (or intends to reinvest within the Reinvestment Period or has entered into a binding commitment prior to the last day of the Reinvestment Period to reinvest) in the business of the Parent Borrower or any of the Restricted Subsidiaries (subject to Section 9.14), provided that any portion of such proceeds that has not been so reinvested within such Reinvestment Period (with respect to such Prepayment Event, the “Deferred Net Cash Proceeds”) shall, unless the Parent Borrower or a Restricted Subsidiary has entered into a binding commitment prior to the last day of such Reinvestment Period to reinvest such proceeds, (x) be deemed to be Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event or Permitted Sale Leaseback occurring on the last day of such Reinvestment Period or, if later, 180 days after the date such Borrower or such Restricted Subsidiary has entered into such binding commitment, as applicable (such last day or 180th day, as applicable, the “Deferred Net Cash Proceeds Payment Date”), and (y) be applied to the repayment of Term Loans in accordance with Section 5.2(a)(i),
     (v) in the case of any Asset Sale Prepayment Event, Casualty Event or Permitted Sale Leaseback, the amount of any proceeds of such Asset Sale Prepayment Event, Casualty Event or Permitted Sale Leaseback, as applicable, applied during the Reinvestment Period to repay, repurchase, redeem or defease any Retained Indebtedness (a “Retained Indebtedness Repayment”) with a stated or final maturity (as of the Closing Date) prior to the Tranche A Term Loan Maturity Date (or, if all outstanding amounts under the Tranche A Term Loan Facility have at such time been repaid in full, the Tranche B Term Loan Maturity Date) in an aggregate amount which, together with all other amounts of Retained Indebtedness repaid, repurchased, redeemed or deferred pursuant to this clause (vi) since the Closing Date, does not exceed 5% of Consolidated Total Assets as of the then most recent Test Date with respect to which Section 9.1 Financials have been delivered; provided that (a) not later than five Business Days prior to such application of the proceeds of such Asset Sale or Casualty Event, the Parent Borrower shall have delivered to the Administrative Agent a certificate of an Authorized Officer to the effect that such proceeds are being applied to prepay Retained Indebtedness in compliance with this Agreement and (b) any portion of such proceeds that has not been used to make a Retained Indebtedness Repayment within such Reinvestment Period shall be Net Cash Proceeds of such Assets Sale Prepayment Event, Casualty Event or Permitted Sale Leaseback occurring on the last day of such Reinvestment Period; provided further that such Retained Indebtedness Repayment is permitted by Section 10.7(b),
     (vii) in the case of any Asset Sale Prepayment Event, Casualty Event or Permitted Sale Leaseback by a non-wholly-owned Restricted Subsidiary, the pro rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (vii)) attributable to minority interests and not available for distribution to or for the account of the Parent Borrower or a wholly-owned Restricted Subsidiary as a result thereof, and
     (viii) reasonable and customary fees paid by the Parent Borrower or a Restricted Subsidiary in connection with any of the foregoing, in each case only to the extent not already deducted in arriving at the amount referred to in clause (a) above.
          “New Loan Commitments” shall have the meaning provided in Section 2.14.
          “New Revolving Credit Commitments” shall have the meaning provided in Section 2.14.
          “New Revolving Loan Lender” shall have the meaning provided in Section 2.14.

          “New Revolving Loans” shall have the meaning provided in Section 2.14.
          “New Term Loan Commitments” shall have the meaning provided in Section 2.14.
          “New Term Loan Lender” shall have the meaning provided in Section 2.14.
          “New Term Loan Maturity Date” shall mean the date on which a New Term Loan matures.
          “New Term Loan Repayment Amount” shall have the meaning provided in Section 2.5(d).
          “New Term Loans” shall have the meaning provided in Section 2.14.
          “1993 Indenture” shall mean the Indenture dated as of December 16, 1993 between HCA and First National Bank of Chicago, as Trustee, as may be amended, supplemented or modified from time to time.
          “1993 Indenture Restricted Subsidiary” shall mean any Subsidiary that on the Closing Date constitutes a Restricted Subsidiary under (and as defined in) the 1993 Indenture, as in effect on the Closing Date.
          “Non-Cash Charges” shall mean (a) losses on asset sales, disposals or abandonments, (b) any impairment charge or asset write-off related to intangible assets (including goodwill), long-lived assets, and investments in debt and equity securities pursuant to GAAP, (c) all losses from investments recorded using the equity method, (d) stock-based awards compensation expense, including any such charges arising from stock options, restricted stock grants or other equity incentive grants, and any cash compensation charges associated with the rollover or acceleration of stock-based awards or payment of stock options in connection with the Transactions, and (e) other non-cash charges (provided that if any non-cash charges referred to in this clause (e) represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent).
          “Non-Consenting Lender” shall have the meaning provided in Section 14.7(b).
          “Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender.
          “Non-U.S. Lender” shall mean any Agent or Lender that is not, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership or entity treated as a corporation or partnership created or organized in or under the laws of the United States, or any political subdivision thereof, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
          “Non-U.S. Participant” shall mean any Participant that if it were a Lender would qualify as a Non-U.S. Lender.
          “Notice of Borrowing” shall have the meaning provided in Section 2.3(a).
          “Notice of Conversion or Continuation” shall have the meaning provided in Section 2.6.
          “Obligations” shall mean the U.S. Obligations and the European Obligations, collectively.
          “Option Note” shall mean the promissory note, dated as of November 14, 2006, in a principal amount equal to the Option Note Amount issued by The Community Foundation of Middle Tennessee in favor of the Parent Borrower.
          “Option Note Amount” shall mean $63,160,680.
          “Other Taxes” shall mean any and all present or future stamp, registration, documentary or any other excise, property or similar taxes (including interest, fines, penalties, additions to tax and related expenses with regard thereto) arising from any payment made or required to be made under this Agreement or any other Credit Document or from the execution or delivery of, registration or enforcement of, consummation or administration of, or otherwise with respect to, this Agreement or any other Credit Document.
          “Overnight Rate” shall mean, for any day, (a) with respect to any amount denominated in Dollars, the greater of (i) the Federal Funds Effective Rate and (ii) an overnight rate determined by the Administrative Agent, the Letter of Credit Issuer, or the Swingline Lender, as the case may be, in accordance with banking industry rules on interbank compensation, and (b) with respect to any amount denominated in any Alternative Currency, the rate of interest per annum at which overnight deposits in such Alternative Currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by a branch or Affiliate of the Administrative Agent in the applicable offshore interbank market for such Alternative Currency to major banks in such interbank market.
          “Parent Borrower” shall have the meaning set forth in the preamble hereto.
          “Participant” shall have the meaning provided in Section 14.6(c).
          “Participating Member State” shall mean each state so described in any EMU Legislation.
          “Patriot Act” shall have the meaning provided in Section 14.18.
          “PBGC” shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

          “Perfection Certificate” shall mean a certificate of each Borrower in the form of Exhibit D or any other form approved by the Administrative Agent.
          “Permitted Acquisition” shall mean the acquisition, by merger or otherwise, by the Parent Borrower or any of the Restricted Subsidiaries of assets or Stock or Stock Equivalents, so long as (a) such acquisition and all transactions related thereto shall be consummated in accordance with applicable law; (b) such acquisition shall result in the issuer of such Stock or Stock Equivalents becoming a Restricted Subsidiary and a Subsidiary Guarantor, to the extent required by Section 9.11; (c) such acquisition shall result in the Administrative Agent, for the benefit of the applicable Lenders, being granted a security interest in any Stock, Stock Equivalent or any assets so acquired, to the extent required by Sections 9.11, 9.12 and/or 9.14; (d) after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing; (e) the aggregate fair market value (as determined in good faith by the Parent Borrower) of all Investments funded or financed in any Persons that do not become Guarantors in connection with all such acquisitions following the Closing Date in reliance on Section 10.5(h) shall not exceed $1,500,000,000 (it being understood that additional Investments in Persons that are not Credit Parties may be made in connection with Permitted Acquisitions in reliance on any exception in Section 10.5 other than clause (h) thereof); and (f) the Parent Borrower shall be in compliance, on a Pro Forma Basis after giving effect to such acquisition (including any Indebtedness assumed or permitted to exist or incurred pursuant to Sections 10.1(j) and 10.1(k), respectively, and any related Pro Forma Adjustment), with the covenant set forth in Section 10.9 for the most recently ended Test Period under such Section as if such acquisition had occurred on the first day of such Test Period.
          “Permitted Additional Debt” shall mean senior unsecured or senior subordinated notes, or other Indebtedness or, subject to compliance with Section 10.2, second lien secured notes or other junior lien secured Indebtedness, issued by the Parent Borrower or a U.S. Guarantor, (a) the terms of which (i) do not provide for any scheduled repayment, mandatory redemption or sinking fund obligation prior to the date on which the final maturity of the Senior Second Lien Notes occurs (as in effect on the Closing Date) (other than customary offers to purchase upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default) and (ii) to the extent the same are senior subordinated notes, provide for customary subordination to the Obligations under the Credit Documents, (b) the covenants, events of default, guarantees, collateral and other terms of which (other than interest rate and redemption premiums), taken as a whole, are not more restrictive to the Parent Borrower and the Subsidiaries than those in the Senior Second Lien Notes; provided that a certificate of an Authorized Officer of the Parent Borrower is delivered to the Administrative Agent at least five Business Days (or such shorter period as the Administrative Agent may reasonably agree) prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Parent Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirement shall be conclusive evidence that such terms and conditions satisfy the foregoing requirement unless the Administrative Agent notifies the Parent Borrower prior to such incurrence that it disagrees with such determination (including a reasonable description of the basis upon which it disagrees) and (c) of which no Subsidiary of the Parent Borrower (other than a U.S. Guarantor) is an obligor.

          “Permitted Investments” shall mean:
     (a) securities issued or unconditionally guaranteed by the United States government or any agency or instrumentality thereof, in each case having maturities of not more than 24 months from the date of acquisition thereof;
     (b) securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof or any political subdivision of any such state or any public instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service);
     (c) commercial paper issued by any Lender or any bank holding company owning any Lender;
     (d) commercial paper maturing no more than 12 months after the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);
     (e) domestic and LIBOR certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any Lender or any other bank having combined capital and surplus of not less than $250,000,000 in the case of domestic banks and $100,000,000 (or the Dollar Equivalent thereof) in the case of foreign banks;
     (f) repurchase agreements with a term of not more than 30 days for underlying securities of the type described in clauses (a), (b) and (e) above entered into with any bank meeting the qualifications specified in clause (e) above or securities dealers of recognized national standing;
     (g) marketable short-term money market and similar funds (x) either having assets in excess of $250,000,000 or (y) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);
     (h) shares of investment companies that are registered under the Investment Company Act of 1940 and substantially all the investments of which are one or more of the types of securities described in clauses (a) through (g) above;
     (i) in the case of Investments by any Restricted Foreign Subsidiary, other customarily utilized high-quality Investments in the country where such Restricted Foreign Subsidiary is located or in which such Investment is made; and

     (j) investments made by HCI that are permitted or required by any Requirement of Law or otherwise consistent with past practice, including without limitation investments in exchange-traded funds, common stocks and bonds.
          “Permitted Liens” shall mean:
     (a) Liens for taxes, assessments or governmental charges or claims not yet delinquent or that are being contested in good faith and by appropriate proceedings for which appropriate reserves have been established to the extent required by and in accordance with GAAP;
     (b) Liens in respect of property or assets of the Parent Borrower or any of the Subsidiaries imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, in each case so long as such Liens arise in the ordinary course of business and do not individually or in the aggregate have a Material Adverse Effect;
     (c) Liens arising from judgments or decrees in circumstances not constituting an Event of Default under Section 11.11;
     (d) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business;
     (e) ground leases in respect of real property on which facilities owned or leased by the Parent Borrower or any of its Subsidiaries are located;
     (f) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Parent Borrower and its Subsidiaries, taken as a whole;
     (g) any interest or title of a lessor or secured by a lessor’s interest under any lease permitted by this Agreement;
     (h) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
     (i) Liens on goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Parent Borrower or any of its Subsidiaries, provided that such Lien secures only the obligations of the Parent Borrower or such Subsidiaries in respect of such letter of credit to the extent permitted under Section 10.1;
     (j) leases or subleases granted to others not interfering in any material respect with the business of the Parent Borrower and its Subsidiaries, taken as a whole;

     (k) Liens arising from precautionary Uniform Commercial Code financing statement or similar filings made in respect of operating leases entered into by the Parent Borrower or any of its Subsidiaries;
     (l) Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of the Parent Borrower and the Restricted Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business; and
     (m) Liens on accounts receivable and related assets incurred in connection with a Permitted Receivables Financing.
          “Permitted Receivables Financing” means any customary accounts receivable financing facility (including customary back-to-back intercompany arrangements in respect thereof) to the extent the amount thereof does not exceed the amount permitted by Section 10.1(a).
          “Permitted Sale Leaseback” shall mean any Sale Leaseback consummated by the Borrower or any of the Restricted Subsidiaries after the Closing Date, provided that any such Sale Leaseback not between (i) a U.S. Credit Party and another U.S. Credit Party, (ii) a European Credit Party and another European Credit Party, (iii) a Restricted Subsidiary that is not a Credit Party or a 1993 Indenture Restricted Subsidiary to another Restricted Subsidiary that is not a Credit Party or a 1993 Indenture Restricted Subsidiary or (iv) a 1993 Indenture Restricted Subsidiary to another 1993 Indenture Restricted Subsidiary is consummated for fair value as determined at the time of consummation in good faith by (A) the Parent Borrower or such Restricted Subsidiary and, in the case of any Sale Leaseback (or series of related Sales Leasebacks) the aggregate proceeds of which exceed $250,000,000, (B) the board of directors of the Parent Borrower or such Restricted Subsidiary (which such determination may take into account any retained interest or other Investment of the Parent Borrower or such Restricted Subsidiary in connection with, and any other material economic terms of, such Sale Leaseback).
          “Permitted Senior Second Lien Debt” shall mean the Senior Second Lien Notes and any other Indebtedness secured by a Lien on the Senior Second Lien Notes Collateral permitted by Section 10.2(c) or (r).
          “Person” shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise or any Governmental Authority.
          “Physician” means a doctor of medicine or osteopathy, a doctor of dental surgery or dental medicine, a doctor of podiatric medicine, a doctor of optometry or a chiropractor.
          “PIK Interest Amount” shall mean the aggregate principal amount of all increases in outstanding principal amount of Toggle Notes and issuances of PIK Notes (as defined in the Senior Second Lien Notes Indenture) in connection with an election by the Parent Borrower to pay interest on the Toggle Notes in kind.

          “Plan” shall mean any multiemployer or single-employer plan, as defined in Section 4001 of ERISA and subject to Title IV of ERISA, that is or was within any of the preceding six plan years maintained or contributed to by (or to which there is or was an obligation to contribute or to make payments to) the Parent Borrower or an ERISA Affiliate.
          “Platform” shall have the meaning provided in Section 14.17(b).
          “Post-Acquisition Period” shall mean, with respect to any Permitted Acquisition, the period beginning on the date such Permitted Acquisition is consummated and ending on the last day of the sixth full consecutive fiscal quarter immediately following the date on which such Permitted Acquisition is consummated.
          “Prepayment Event” shall mean any Asset Sale Prepayment Event, Debt Incurrence Prepayment Event, Casualty Event or any Permitted Sale Leaseback.
          “Prime Rate” shall mean the “prime rate” referred to in the definition of ABR.
          “Principal Properties” shall mean each acute care hospital providing general medical and surgical services (excluding equipment, personal property and hospitals that primarily provide specialty medical services, such as psychiatric and obstetrical and gynecological services) owned solely by the Parent Borrower and/or one or more of its Subsidiaries (as defined in the 1993 Indenture as in effect on the Closing Date) and located in the United States of America for so long as the 1993 Indenture is in effect and such acute care hospital is a “Principal Property” under the 1993 Indenture.
          “Principal Properties Certificate” shall mean a certificate of an Authorized Officer of the Parent Borrower delivered to the Administrative Agent at the time of delivery of the financial statements set forth in Section 9.1(a), setting forth, as of the end of such fiscal year, a calculation of the Principal Properties Secured Amount.
          “Principal Properties Permitted Amount” shall mean an amount equal to 10% of Consolidated Net Tangible Assets (as defined in the 1993 Indenture on the Closing Date) determined as of the Closing Date.
          “Principal Properties Secured Amount” shall mean, as of any date of determination, the aggregate fair market value of the Principal Properties that are the subject of Mortgages securing the Obligations, determined by the Parent Borrower acting reasonably and in good faith using a multiple of five (5) times EBITDA of such Principal Properties for the most recent four fiscal quarter period as to which Section 9.1 Financials shall have been delivered.
          “Pro Forma Adjustment” shall mean, for any Test Period that includes all or any part of a fiscal quarter included in any Post-Acquisition Period, with respect to the Acquired EBITDA of the applicable Acquired Entity or Business or the Consolidated EBITDA of the Parent Borrower, the pro forma increase or decrease in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, projected by the Parent Borrower in good faith as a result of (a) actions taken during such Post-Acquisition Period for the purposes of realizing reasonably identifiable and factually supportable cost savings or (b) any additional costs incurred during such Post-Acquisition Period, in each case in connection with the combination of the operations of such Acquired Entity or Business with the operations of the Parent Borrower and the Restricted Subsidiaries; provided that (i) at the election of the Parent Borrower, such Pro Forma Adjustment shall not be required to be determined for any Acquired Entity or Business to the extent the aggregate consideration paid in connection with such acquisition was less than $100,000,000 and (ii) so long as such actions are taken during such Post-Acquisition Period or such costs are incurred during such Post-Acquisition Period, as applicable, it may be assumed, for purposes of projecting such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, that the applicable amount of such cost savings will be realizable during the entirety of such Test Period, or the applicable amount of such additional costs, as applicable, will be incurred during the entirety of such Test Period; provided further that any such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, shall be without duplication for cost savings or additional costs already included in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, for such Test Period.
          “Pro Forma Adjustment Certificate” shall mean any certificate of an Authorized Officer of the Parent Borrower delivered pursuant to Section 9.1(h) or Section 9.1(d).
          “Pro Forma Basis”, “Pro Forma Compliance” and “Pro Forma Effect” shall mean, with respect to compliance with any test or covenant hereunder, that (A) to the extent applicable and other than for purposes of determining the Applicable Amount, the Applicable ABR Margin, the Applicable LIBOR Margin and the Commitment Fee Rate, the Pro Forma Adjustment shall have been made and (B) all Specified Transactions and the following transactions in connection therewith shall be deemed to have occurred as of the first day of the applicable period of measurement in such test or covenant: (a) income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction, (i) in the case of a sale, transfer or other disposition of all or substantially all Capital Stock in any Subsidiary of the Parent Borrower or any division, product line, or facility used for operations of the Parent Borrower or any of its Subsidiaries, shall be excluded, and (ii) in the case of a Permitted Acquisition or Investment described in the definition of “Specified Transaction”, shall be included, (b) any retirement of Indebtedness, and (c) any incurrence or assumption of Indebtedness by the Parent Borrower or any of the Restricted Subsidiaries in connection therewith (it being agreed that if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness as at the relevant date of determination); provided that, without limiting the application of the Pro Forma Adjustment pursuant to (A) above (but without duplication thereof), the foregoing pro forma adjustments may be applied to any such test or covenant solely to the extent that such adjustments are consistent with the definition of Consolidated EBITDA and give effect to events (including operating expense reductions) that are (i) (x) directly attributable to such transaction, (y) expected to have a continuing impact on the Parent Borrower and the Restricted Subsidiaries and (z) factually supportable or (ii) otherwise consistent with the definition of Pro Forma Adjustment.
          “Qualified Equity Interest” shall mean any Stock or Stock Equivalent that does not constitute a Disqualified Equity Interest.

          “Qualified Holdings Debt” shall mean (1) any Indebtedness issued by Holdings (a) that does not provide for any cash interest payments thereon prior to the fifth anniversary of the date of issuance thereof, (b) that does not have any scheduled payment of principal prior to the Final Maturity Date (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), and (c) that is not guaranteed by, or secured by a Lien on any assets of, the Parent Borrower or any of the Restricted Subsidiaries.
          “Qualifying Lender” shall mean:
     (i) a Lender (other than a Lender within sub-paragraph (D) below) which is beneficially entitled to interest payable to that Lender in respect of an advance under this Agreement and/or any other Credit Document; and is
     (A) a Lender:
     (1) which is a bank (as defined for the purpose of section 349 of the Taxes Act) making an advance under this Agreement and/or any other Credit Document; or
     (2) in respect of an advance made under this Agreement and/or any other Credit Document by a person that was a bank (as defined for the purpose of section 349 of the Taxes Act) at the time that the advance was made, and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of the advance; or
     (B) a Lender which is:
(1)	a company resident in the United Kingdom for United Kingdom tax purposes;

(2)	a partnership each member of which is:

(a)	a company resident of the United Kingdom for United Kingdom tax purposes; or

(b)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act;

     (3) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act) of that company; or
(C)	a Treaty Lender; or

(D)	a building society (as defined for the purpose of section 477A of the Taxes Act).
          “Real Estate” shall have the meaning provided in Section 9.1(f).
          “Receivables Collateral” shall have the meaning set forth in the Receivables Intercreditor Agreement.
          “Receivables Collateral Agent” shall mean the collateral agent under the ABL Facility.
          “Receivables Intercreditor Agreement” shall mean the Receivables Intercreditor Agreement, dated as of the Closing Date, among the Collateral Agent, the Receivables Collateral Agent and the Trustee under the Senior Second Lien Notes Indenture, as the same may be amended, restated, modified or waived from time to time.
          “Register” shall have the meaning provided in Section 14.6(b)(iv).
          “Regulation D” shall mean Regulation D of the Board as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.
          “Regulation T” shall mean Regulation T of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.
          “Regulation U” shall mean Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.
          “Regulation X” shall mean Regulation X of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.
          “Reinvestment Period” shall mean 15 months following the date of receipt of Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event.
          “Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, advisors of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

          “Repayment Amount” shall mean the Tranche A Repayment Amount, the Tranche B Repayment Amount, the European Tranche Repayment Amount or a new Term Loan Repayment Amount with respect to any Series, as applicable.
          “Reportable Event” shall mean an event described in Section 4043 of ERISA and the regulations thereunder, other than any event as to which the thirty day notice period has been waived.
          “Required European Tranche Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a Dollar Equivalent of a majority of the sum of (a) the Adjusted Total European Tranche Term Loan Commitment at such date and (b) the aggregate outstanding principal amount of the European Tranche Term Loans (excluding European Tranche Term Loans held by Defaulting Lenders) at such date.
          “Required Lenders” shall mean, at any date, (a) Non-Defaulting Lenders having or holding a majority of the Dollar Equivalent of the sum of (i) the Adjusted Total Revolving Credit Commitment at such date, (ii) the Adjusted Total Term Loan Commitment at such date and (iii) the outstanding principal amount of the Term Loans (excluding Term Loans held by Defaulting Lenders) at such date or (b) if the Total Revolving Credit Commitment and the Total Term Loan Commitment have been terminated or for the purposes of acceleration pursuant to Section 11, Non-Defaulting Lenders having or holding a majority of the Dollar Equivalent of the outstanding principal amount of the Loans and Letter of Credit Exposure (excluding the Loans and Letter of Credit Exposure of Defaulting Lenders) in the aggregate at such date.
          “Required Revolving Credit Lenders” shall mean, at any date, Non-Defaulting Lenders holding a majority of the Adjusted Total Revolving Credit Commitment at such date (or, if the Total Revolving Credit Commitment has been terminated at such time, a majority of the Revolving Credit Exposure (excluding Revolving Credit Exposure of Defaulting Lenders) at such time).
          “Required Tranche A Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the sum of (a) the Adjusted Total Tranche A Term Loan Commitment at such date and (b) the aggregate outstanding principal amount of the Tranche A Term Loans (excluding Tranche A Term Loans held by Defaulting Lenders) at such date.
          “Required Tranche B Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the sum of (a) the Adjusted Total Tranche B Term Loan Commitment at such date and (b) the aggregate outstanding principal amount of the Tranche B Term Loans (excluding Tranche B Term Loans held by Defaulting Lenders) at such date.
          “Requirement of Law” shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

          “Reserve Amount” shall mean:
     (a) with respect to any Tranche A Term Loan, Revolving Credit Loan or Swingline Loan for any period, (i) if Level I Status, Level II Status or Level III Status is in effect as of the beginning of such period, an amount equal to 0.50% per annum on the average aggregate daily principal amount of such Loan over such period, (ii) if Level IV Status is in effect as of the beginning of such period, an amount equal to 0.25% per annum on the average aggregate principal amount of such Loan over such period and (iii) if Level V Status is in effect as of the beginning of such period, zero;
     (b) with respect to any Tranche B Term Loan or European Tranche Term Loan for any period, (i) if Level I Status is in effect as of the beginning of such period, an amount equal to 0.25% per annum on the average aggregate principal amount of such Loan over such period and (ii) if Level II Status, Level III Status, Level IV Status or Level V Status is in effect as of the beginning of such period, zero;
     (c) with respect to any Letter of Credit Fee on any Letter of Credit for any period, (i) if Level I Status, Level II Status or Level III Status is in effect as of the beginning of such period, an amount equal to 0.50% per annum on the average aggregate daily Stated Amount of such Letters of Credit over such period, (ii) if Level IV Status is in effect as of the beginning of such period, an amount equal to 0.25% per annum on the average aggregate daily Stated Amount of such Letters of Credit over such period, and (iii) if Level V Status is in effect as of the beginning of such period, zero;
     (d) with respect to any Commitment Fee on any Available Commitment for any period, (i) if Level I Status or Level II Status is in effect as of the beginning of such period, an amount equal to 0.125% per annum on the average aggregate daily amount of such Available Commitment over such period and (ii) if Level III Status, Level IV Status or Level V Status is in effect as of the beginning of such period, zero;
provided that notwithstanding the foregoing, during the fiscal quarter during which the Revolving Credit Maturity Date (in the case of Revolving Credit Loans, Swingline Loans, Letter of Credit Fees and Commitment Fees), Tranche A Term Loan Maturity Date (in the case of Tranche A Term Loans), Tranche B Term Loan Maturity Date (in the case of Tranche B Term Loans) or European Tranche Term Loan Maturity Date (in the case of European Tranche Term Loans) is scheduled to occur, the Reserve Amount for such Loan, Letter of Credit Fee or Commitment Fee, as applicable, shall be zero.
For the avoidance of doubt, the per annum rate to be used in the determination of the Reserve Amount for any interest, Letter of Credit Fee or Commitment Fee shall be determined in the same manner as for the underlying interest or fee in accordance with Section 5.5.
          “Restricted Foreign Subsidiary” shall mean a Foreign Subsidiary that is a Restricted Subsidiary.
          “Restricted Subsidiary” shall mean any Subsidiary of the Parent Borrower other than an Unrestricted Subsidiary; provided that, solely for purposes of calculating any financial definition set forth in this agreement for the Parent Borrower and its Restricted Subsidiaries on a

consolidated basis and clauses (a), (b) and (d) of Section 9.1, each Consolidated Person shall be deemed to be a Restricted Subsidiary.
          “Retained Indebtedness” shall mean the debt securities issued under the 1993 Indenture that are identified on Schedule 1.1(f).
          “Revaluation Date” shall mean (a) with respect to any Revolving Credit Loan, each of the following: (i) each date of a Borrowing of a Revolving Credit Loan or Swingline Loan, (ii) each date of a continuation of a Revolving Credit Loan pursuant to Section 2.6, and (iii) such additional dates as the Administrative Agent shall determine or the Required Revolving Credit Lenders shall require; and (b) with respect to any Letter of Credit, each of the following: (i) each date of issuance of any such Letter of Credit, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof (solely with respect to the increased amount), (iii) each date of any payment by the Letter of Credit Issuer under any Letter of Credit, and (iv) such additional dates as the Administrative Agent or the Letter of Credit Issuer shall determine or the Required Revolving Credit Lenders shall require.
          “Revolving Credit Commitment” shall mean, (a) with respect to each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on Schedule 1.1(c) as such Lender’s “Revolving Credit Commitment” and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “Revolving Credit Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Revolving Credit Commitment, in each case of the same may be changed from time to time pursuant to terms hereof. The aggregate amount of the Revolving Credit Commitment as of the Closing Date is $2,000,000,000.
          “Revolving Credit Commitment Percentage” shall mean at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Revolving Credit Commitment at such time by (b) the amount of the Total Revolving Credit Commitment at such time, provided that at any time when the Total Revolving Credit Commitment shall have been terminated, each Lender’s Revolving Credit Commitment Percentage shall be the percentage obtained by dividing (a) such Lender’s Revolving Credit Exposure at such time by (b) the Revolving Credit Exposure of all Lenders at such time.
          “Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the sum of (a) the aggregate Dollar Equivalent amount of the principal amount of Revolving Credit Loans of such Lender then outstanding, (b) such Lender’s Letter of Credit Exposure at such time and (c) such Lender’s Revolving Credit Commitment Percentage of the aggregate principal amount of all outstanding Swingline Loans at such time.
          “Revolving Credit Facility” shall mean the Credit Facility consisting of the Revolving Credit Commitments and the extensions of credit thereunder.
          “Revolving Credit Lender” shall mean, at any time, any Lender that has a Revolving Credit Commitment at such time.
          “Revolving Credit Loans” shall have the meaning provided in Section 2.1(b).

          “Revolving Credit Maturity Date” shall mean November 17, 2012, or, if such date is not a Business Day, the next preceding Business Day.
          “Revolving Credit Termination Date” shall mean the date on which the Revolving Credit Commitments shall have terminated, no Revolving Credit Loans shall be outstanding and the Letters of Credit Outstanding shall have been reduced to zero or Cash Collateralized.
          “S&P” shall mean Standard & Poor’s Ratings Services or any successor by merger or consolidation to its business.
          “Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which the Parent Borrower or any of the Restricted Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.
          “SEC” shall mean the Securities and Exchange Commission or any successor thereto.
          “Section 9.1 Financials” shall mean the financial statements delivered, or required to be delivered, pursuant to Section 9.1(a) or (b) together with the accompanying officer’s certificate delivered, or required to be delivered, pursuant to Section 9.1(d).
          “Secured Cash Management Agreement” shall mean any Cash Management Agreement that is entered into by and between the Parent Borrower or any of its Subsidiaries and any Cash Management Bank.
          “Secured Hedge Agreement” shall mean any Hedge Agreement that is entered into by and between the Parent Borrower or any of its Subsidiaries and any Hedge Bank.
          “Secured Parties” shall mean the U.S. Secured Parties and the European Secured Parties, collectively.
          “Securitization” shall mean a public or private offering by a Lender or any of its Affiliates or their respective successors and assigns of securities or notes which represent an interest in, or which are collateralized, in whole or in part, by the Loans and the Lender’s rights under the Credit Documents.
          “Security Documents” shall mean the U.S. Security Documents and the European Security Documents, collectively.
          “Senior Second Lien Notes” shall have the meaning set forth in the preamble.
          “Senior Second Lien Notes Collateral” shall mean the U.S. Collateral (other than any Principal Properties except to the extent that the 1993 Indenture has ceased to be in effect as a result of a satisfaction and discharge or defeasance thereof in accordance with its terms).

          “Senior Second Lien Notes Indenture” shall mean the Indenture dated as of the Closing Date, among the Parent Borrower, the guarantors party thereto and The Bank of New York, as trustee, pursuant to which the Senior Second Lien Notes are issued, as the same may be amended, supplemented or otherwise modified from time to time in accordance therewith.
          “Series” shall have the meaning as provided in Section 2.14.
          “Sold Entity or Business” shall have the meaning provided in the definition of the term “Consolidated EBITDA”.
          “Solvent” shall mean, with respect to any Person, that as of the Closing Date, (a) (i) the sum of such Person’s debt (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets; (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date; and (iii) such Person has not incurred and does not intend to incur, or believe that it will incur, debts including current obligations beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (b) such Person is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).
          “Specified Subsidiary” shall mean, at any date of determination (a) any Material Subsidiary or (b) any Unrestricted Subsidiary (i) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 9.1 Financials have been delivered were equal to or greater than 6% of the consolidated total assets of the Parent Borrower and the Subsidiaries at such date, or (ii) whose revenues during such Test Period were equal to or greater than 6% of the consolidated revenues of the Parent Borrower and the Subsidiaries for such period, in each case determined in accordance with GAAP, and (c) each other Unrestricted Subsidiary that is the subject of an Event of Default under Section 11.5 and that, when such Subsidiary’s total assets or revenues are aggregated with the total assets or revenues, as applicable, of each other Subsidiary that is the subject of an Event of Default under Section 11.5 would constitute a Specified Subsidiary under clause (b) above using a 10% threshold in replacement of the 6% threshold in such clause (b).
          “Specified Transaction” shall mean, with respect to any period, any Investment, sale, transfer or other disposition of assets, incurrence or repayment of Indebtedness, Dividend, Subsidiary designation, New Term Loan, New Revolving Credit Commitment or other event that by the terms of this Agreement requires “Pro Forma Compliance” with a test or covenant hereunder or requires such test or covenant to be calculated on a “Pro Forma Basis.”
          “Sponsor” shall mean any of KKR, Bain and MLGP and their respective Affiliates but excluding portfolio companies of any of the foregoing.

          “Spot Rate” for a currency shall mean the rate determined by the Administrative Agent to be the rate quoted by the Administrative Agent as the spot rate for the purchase by the Administrative Agent of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent may obtain such spot rate from another financial institution designated by the Administrative Agent if it does not have as of the date of determination a spot buying rate for any such currency.
          “Stated Amount” of any Letter of Credit shall mean the Dollar Equivalent of the maximum amount from time to time available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met; provided, however, that with respect to any Letter of Credit that by its terms or the terms of any Issuer Document provides for one or more automatic increases in the stated amount thereof, the Stated Amount shall be deemed to be the Dollar Equivalent of the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.
          “Status” shall mean, as to the Parent Borrower as of any date, the existence of Level I Status, Level II Status, Level III Status or Level IV Status, as the case may be, on such date. Changes in Status resulting from changes in the Consolidated Total Debt to Consolidated EBITDA Ratio shall become effective as of the first day following each date that (a) Section 9.1 Financials are delivered to the Lenders under Section 9.1 and (b) an officer’s certificate is delivered by the Parent Borrower to the Lenders setting forth, with respect to such Section 9.1 Financials, the then-applicable Status, and shall remain in effect until the next change to be effected pursuant to this definition, provided that each determination of the Consolidated Total Debt to Consolidated EBITDA Ratio pursuant to this definition shall be made as of the end of the Test Period ending at the end of the fiscal period covered by the relevant Section 9.1 Financials.
          “Sterling” or “£” shall mean lawful currency of the United Kingdom.
          “Stock” shall mean shares of capital stock or shares in the capital, as the case may be (whether denominated as common stock or preferred stock or ordinary shares or preferred shares, as the case may be), beneficial, partnership or membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity, whether voting or non-voting.
          “Stock Equivalents” shall mean all securities convertible into or exchangeable for Stock and all warrants, options or other rights to purchase or subscribe for any Stock, whether or not presently convertible, exchangeable or exercisable.
          “Subordinated Indebtedness” shall mean Indebtedness of any Borrower or any Guarantor that is by its terms subordinated in right of payment to the obligations of such Borrower and such Guarantor, as applicable, under this Agreement.
          “Subsidiary” of any Person shall mean and include (a) any corporation more than 50% of whose Stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time Stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person directly or indirectly through Subsidiaries, (b) any limited liability company, partnership, association, joint venture or other entity of which such Person (i) directly or indirectly through Subsidiaries owns or controls more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partner interests and (ii) is a controlling general partner or otherwise controls such entity at such time. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Parent Borrower.
          “Successor Borrower” shall have the meaning provided in Section 10.3(a).
          “Successor Parent Borrower” shall have the meaning provided in Section 10.3(a).
          “Survey” shall mean a survey of any Mortgaged Property (and all improvements thereon) that is (a) (i) prepared by a surveyor or engineer licensed to perform surveys in the jurisdiction where such Mortgaged Property is located, (ii) dated (or redated) not earlier than six months prior to the date of delivery thereof unless there shall have occurred within six months prior to such date of delivery any exterior construction on the site of such Mortgaged Property or any easement, right of way or other interest in the Mortgaged Property shall have been granted or become effective through operation of law or otherwise with respect to such Mortgaged Property which, in either case, can be depicted on a survey, in which events, as applicable, such survey shall be dated (or redated) after the completion of such construction or if such construction shall not have been completed as of such date of delivery, not earlier than 20 days prior to such date of delivery, or after the grant or effectiveness of any such easement, right of way or other interest in the Mortgaged Property, (iii) certified by the surveyor (in a manner reasonably acceptable to the Administrative Agent) to the Administrative Agent, the Collateral Agent and the title insurance company issuing the corresponding Mortgage, (iv) complying in all material respects with the minimum detail requirements of the American Land Title Association as such requirements are in effect on the date of preparation of such survey and (v) sufficient for the title insurance company to remove all standard survey exceptions from the title insurance policy (or commitment) relating to such Mortgaged Property and issue such endorsements as the Collateral Agent may reasonably request or (b) otherwise acceptable to the Collateral Agent.
          “Swap Contract” shall mean (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, that are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.
          “Swingline Commitment” shall mean $100,000,000.
          “Swingline Lender” shall mean Bank of America, in its capacity as lender of Swingline Loans hereunder.
          “Swingline Loans” shall have the meaning provided in Section 2.1(c).
          “Swingline Maturity Date” shall mean, with respect to any Swingline Loan, the date that is five Business Days prior to the Revolving Credit Maturity Date.
          “Swiss Assignment Agreement” shall mean the Security Assignment of Intra-Group Receivables dated as of the Closing Date between the European Subsidiary Borrower, as the security provider, and the Collateral Agent.
          “Swiss Secured Loan Agreement” shall mean the approximately Swiss Francs 62.5 million Intercompany Loan Agreement dated as of the Closing Date between the European Subsidiary Borrower, as the lender, and La Tour S.A., as the borrower.
          “Syndications” shall have the meaning provided in the definition of Disqualified Equity Interests.
          “TARGET Day” shall mean any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.
          “Tax Confirmation” shall mean a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under this Agreement and/or any other Credit Document is either:
          (i) a company resident in the United Kingdom for United Kingdom Tax purposes; or
          (ii) a partnership each member of which is:
(A)	a company so resident in the United Kingdom; or

(B)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act; or

     (iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act)of that company.
          “Taxes” shall mean any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings or other similar charges imposed by any Governmental Authority whether computed on a separate, consolidated, unitary, combined or other basis and any interest, fines, penalties or additions to tax with respect to the foregoing.
          “Taxes Act” shall mean the Income and Corporation Taxes Act of 1988.
          “Term Loan Commitment” shall mean, with respect to each Lender, such Lender’s Tranche A Term Loan Commitment, Tranche B Term Loan Commitment, European Tranche Term Loan Commitment and, if applicable, New Term Loan Commitment with respect to any Series.
          “Term Loans” shall mean the Tranche A Term Loans, the Tranche B Term Loans, the European Tranche Term Loans and any New Term Loans, collectively.
          “Test Period” shall mean, for any determination under this Agreement, the four consecutive fiscal quarters of the Parent Borrower then last ended.
          “Toggle Notes” shall have the meaning set forth in the preamble to this Agreement.
          “Total Credit Exposure” shall mean, at any date, the sum, without duplication, of (a) the Total Revolving Credit Commitment at such date (or, if the Total Revolving Credit Commitment shall have terminated on such date, the aggregate Revolving Credit Exposure of all Lenders at such date), (b) the Total Term Loan Commitment at such date and (c) without duplication of clause (b), the Dollar Equivalent of the aggregate outstanding principal amount of all Term Loans at such date.
          “Total European Tranche Term Loan Commitment” shall mean the sum of European Tranche Term Loan Commitments of all Lenders.
          “Total Revolving Credit Commitment” shall mean the sum of the Revolving Credit Commitments of all the Lenders.
          “Total Term Loan Commitment” shall mean the sum of the Tranche A Term Loan Commitments, the Tranche B Term Loan Commitments, the European Tranche Term Loan Commitments and the New Term Loan Commitments, if applicable, of all the Lenders.
          “Total Tranche A Term Loan Commitment” shall mean the sum of the Tranche A Term Loan commitments of all Lenders.
          “Total Tranche B Term Loan Commitment” shall mean the sum of the Tranche B Term Loan commitments of all Lenders.

          “Tranche A Repayment Amount” shall have the meaning provided in Section 2.5(b).
          “Tranche A Repayment Date” shall have the meaning provided in Section 2.5(b).
          “Tranche A Term Loan” shall have the meaning provided in Section 2.1.
          “Tranche A Term Loan Commitment” shall mean (a) in the case of each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on Schedule 1.1(c) as such Lender’s “Tranche A Term Loan Commitment” and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “Tranche A Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Tranche A Term Loan Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof. The aggregate amount of the Tranche A Term Loan Commitments as of the Closing Date is $2,750,000,000.
          “Tranche A Term Loan Facility” shall mean the Credit Facility consisting of the Tranche A Term Loan Commitments and the Tranche A Term Loans.
          “Tranche A Term Loan Lender” shall mean a Lender with a Tranche A Term Loan Commitment or an outstanding Tranche A Term Loan.
          “Tranche A Term Loan Maturity Date” shall mean November 17 2012, or, if such date is not a Business Day, the next preceding Business Day.
          “Tranche B Repayment Amount” shall have the meaning provided in Section 2.5(c).
          “Tranche B Repayment Date” shall have the meaning provided in Section 2.5(c).
          “Tranche B Term Loan” shall have the meaning provided in Section 2.1.
          “Tranche B Term Loan Commitment” shall mean, (a) in the case of each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on Schedule 1.1(c) as such Lender’s “Tranche B Term Loan Commitment” and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “Tranche B Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Tranche B Term Loan Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof. The aggregate amount of the Tranche B Term Loan Commitments as of the Closing Date is $8,800,000,000.
          “Tranche B Term Loan Facility” shall mean the Credit Facility consisting of the Tranche B Term Loan Commitments and the Tranche B Term Loans.
          “Tranche B Term Loan Lender” shall mean a Lender with a Tranche B Term Loan Commitment or an outstanding Tranche B Term Loan.

          “Tranche B Term Loan Maturity Date” shall mean November 17, 2013, or, if such date is not a Business Day, the first Business Day thereafter.
          “Transaction Expenses” shall mean any fees or expenses incurred or paid by the Parent Borrower or any of its Subsidiaries in connection with the Transactions, this Agreement and the other Credit Documents and the transactions contemplated hereby and thereby.
          “Transactions” shall mean, collectively, the transactions contemplated by this Agreement, the ABL Facility, the Senior Second Lien Notes Indenture, the Debt Repayment, the Merger and the Equity Investments and the intercompany transfers of the proceeds of the ABL Facility, the Senior Second Lien Notes and the Loans to be made on the Closing Date.
          “Transferee” shall have the meaning provided in Section 14.6(e).
          “Treaty Lender” shall mean a Lender which:
     (i) is treated as a resident of a Treaty State for the purposes of the relevant Treaty; and
     (ii) does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in a Loan is effectively connected.
          “Treaty State” shall mean a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from Tax imposed by the United Kingdom on interest.
          “Trigger Date” shall mean the day following the date on which Section 9.1 Financials are delivered to the Lenders for the fiscal year ending on December 31, 2006.
          “2014 Cash Pay Notes” shall have the meaning provided in the preamble to this Agreement.
          “2016 Cash Pay Notes” shall have the meaning provided in the preamble to this Agreement.
          “Type” shall mean (a) as to any Term Loan, its nature as an ABR Loan or a LIBOR Term Loan and (b) as to any Revolving Credit Loan, its nature as an ABR Loan or a LIBOR Revolving Credit Loan.
          “UK Pension Letter of Credit” shall mean that certain Letter of Credit to be issued to the trustees of the HCA International Final Salary Pension Scheme by Bank of America, N.A., as a Letter of Credit Issuer under this Agreement, with a face amount of approximately £20,408,000 and an expiry date of approximately February 20, 2015.
          “Unfunded Current Liability” of any Plan shall mean the amount, if any, by which the Accumulated Benefit Obligation (as defined under Statement of Financial Accounting Standards No. 87 (“SFAS 87”) under the Plan as of the close of its most recent plan year, deter-

mined in accordance with SFAS 87 as in effect on the date hereof, exceeds the fair market value of the assets allocable thereto.
          “Unpaid Drawing” shall have the meaning provided in Section 3.4(a).
          “Unrestricted Subsidiary” shall mean (a) any Subsidiary of the Parent Borrower that is formed or acquired after the Closing Date, provided that at such time (or promptly thereafter) the Parent Borrower designates such Subsidiary an Unrestricted Subsidiary in a written notice to the Administrative Agent, (b) any Restricted Subsidiary subsequently designated as an Unrestricted Subsidiary by the Parent Borrower in a written notice to the Administrative Agent, provided that in the case of (b), no Restricted Subsidiary may be designated as an Unrestricted Subsidiary if it previously had been designated as an Unrestricted Subsidiary; and provided further in the case of (a) and (b), (x) such designation shall be deemed to be an Investment (or reduction in an outstanding Investment, in the case of a designation of an Unrestricted Subsidiary as a Restricted Subsidiary), on the date of such designation in an amount equal to the sum of (i) the Parent Borrower’s direct or indirect equity ownership percentage of the net worth of such designated Restricted Subsidiary immediately prior to such designation (such net worth to be calculated without regard to any guarantee provided by such designated Restricted Subsidiary) and (ii) without duplication, the aggregate principal amount of any Indebtedness owed by such designated Restricted Subsidiary to the Parent Borrower or any other Restricted Subsidiary immediately prior to such designation, all calculated, except as set forth in the parenthetical to clause (i), on a consolidated basis in accordance with GAAP and (y) no Default or Event of Default would result from such designation after giving Pro Forma Effect thereto and the Parent Borrower shall be in compliance with the covenant set forth in Section 10.9 determined on a Pro Forma Basis after giving effect to such designation and (c) each Subsidiary of an Unrestricted Subsidiary. The Parent Borrower may, by written notice to the Administrative Agent, re-designate any Unrestricted Subsidiary as a Restricted Subsidiary, and thereafter, such Subsidiary shall no longer constitute an Unrestricted Subsidiary, but only if no Default or Event of Default would result from such re-designation. On or promptly after the date of its formation, acquisition, designation or re-designation, as applicable, each Unrestricted Subsidiary (other than an Unrestricted Subsidiary that is a Foreign Subsidiary) shall have entered into a tax sharing agreement containing terms that, in the reasonable judgment of the Administrative Agent, provide for an appropriate allocation of tax liabilities and benefits. Notwithstanding the foregoing, the European Subsidiary Borrower shall always be a Restricted Subsidiary for so long as any European Tranche Term Loans are outstanding.
          “U.S. Collateral” shall mean all property pledged or purported to be pledged pursuant to the U.S. Security Documents.
          “U.S. Credit Facilities” shall mean the Tranche A Term Loan Facility, the Tranche B Term Loan Facility and the Revolving Credit Facility.
          “U.S. Credit Party” shall mean the Parent Borrower and the U.S. Guarantors.
          “U.S. Guarantee” shall mean (a) the Guarantee made by the Parent Borrower and each U.S. Guarantor in favor of the Administrative Agent for the benefit of the Secured Parties, substantially in the form of Exhibit B-1, and (b) any other guarantee of the Obligations made by a Restricted Subsidiary that is a Domestic Subsidiary in form and substance reasonably acceptable to the Administrative Agent, in each case as the same may be amended, supplemented or otherwise modified from time to time.
          “U.S. Guarantors” shall mean (a) each Domestic Subsidiary that is party to the U.S. Guarantee on the Closing Date and (b) each Domestic Subsidiary that becomes a party to the U.S. Guarantee after the Closing Date pursuant to Section 9.11 or otherwise.
          “U.S. Obligations” shall means all advances to, and debts, liabilities, obligations, covenants and duties of, any Credit Party arising under any Credit Document or otherwise with respect to any Revolving Credit Commitment, Loan or Letter of Credit (other than any such advances to and debts, liabilities, obligations, covenants and duties of any Credit Party in respect of the European Obligations) or under any Secured Cash Management Agreement or Secured Hedge Agreement, in each case, entered into with the Parent Borrower or any of its Domestic Subsidiaries, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.
          “U.S. Pledge Agreement” shall mean (a) the U.S. Pledge Agreement, entered into by the U.S. Credit Parties party thereto and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit E, on the Closing Date, and (b) any other pledge agreement with respect to all of the Obligations delivered pursuant to Section 9.12, in each case, as the same may be amended, supplemented or otherwise modified from time to time.
          “U.S. Secured Parties” shall mean the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and each Lender, in each case with respect to the U.S. Credit Facilities, each Hedge Bank that is party to any Secured Hedge Agreement with the Parent Borrower or any Domestic Subsidiary, each Cash Management Bank that is party to a Secured Cash Management Agreement with the Parent Borrower or any Domestic Subsidiary and each sub-agent pursuant to Section 13 appointed by the Administrative Agent with respect to matters relating to the U.S. Credit Facilities or the Collateral Agent with respect to matters relating to any U.S. Security Document.
          “U.S. Security Agreement” shall mean the Security Agreement entered into by the Parent Borrower, the other grantors party thereto and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit F, as the same may be amended, supplemented or otherwise modified from time to time.
          “U.S. Security Documents” shall mean, collectively, (a) the U.S. Guarantee, (b) the U.S. Pledge Agreement, (c) the U.S. Security Agreement, (d) the Mortgages, (e) the Intercreditor Agreements and (f) each other security agreement or other instrument or document executed and delivered pursuant to Section 9.11, 9.12 or 9.14 or pursuant to any other such U.S. Security Documents to secure all of the Obligations.

          “Voting Stock” shall mean, with respect to any Person, such Person’s Stock or Stock Equivalents having the right to vote for the election of directors of such Person under ordinary circumstances.
          1.2. Other Interpretive Provisions. With reference to this Agreement and each other Credit Document, unless otherwise specified herein or in such other Credit Document:
     (a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.
     (b) The words “herein”, “hereto”, “hereof” and “hereunder” and words of similar import when used in any Credit Document shall refer to such Credit Document as a whole and not to any particular provision thereof.
     (c) Article, Section, Exhibit and Schedule references are to the Credit Document in which such reference appears.
     (d) The term “including” is by way of example and not limitation.
     (e) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.
     (f) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.
     (g) Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Credit Document.
          1.3. Accounting Terms.
          (a) All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP.
          (b) Notwithstanding anything to the contrary herein, for purposes of determining compliance with any test or covenant contained in this Agreement with respect to any period during which any Specified Transaction occurs, the Consolidated Total Debt to Consolidated EBITDA Ratio shall be calculated with respect to such period and such Specified Transaction on a Pro Forma Basis.
          1.4. Rounding. Any financial ratios required to be maintained by the Parent Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).
          1.5. References to Agreements, Laws, Etc. Unless otherwise expressly provided herein, (a) references to organizational documents, agreements (including the Credit Documents) and other Contractual Requirements shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by any Credit Document; and (b) references to any Requirement of Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Requirement of Law.
          1.6. Exchange Rates. For purposes of determining compliance under Sections 10.4, 10.5 and 10.6 with respect to any amount in a currency other than Dollars (other than with respect to (x) any amount derived from the financial statements of Holdings, the Parent Borrower or its Subsidiaries or (y) any Indebtedness denominated in a currency other than Dollars), such amount shall be deemed to equal the Dollar Equivalent thereof based on the average Spot Rate for such currency for the most recent twelve-month period immediately prior to the date of determination determined in a manner consistent with that used in calculating Consolidated EBITDA for the related period. For purposes of determining compliance with Sections 10.1, 10.2 and 10.5, with respect to any amount of Indebtedness denominated in a currency other than Dollars, compliance will be determined at the time of incurrence or advancing thereof using the Dollar Equivalent thereof at the Spot Rate in effect at the time of such incurrence or advancement.
          1.7. Reserve Amounts. The provisions of Section 2.8 and Section 4.1 relating to the establishment of Reserve Amounts are intended to give the Borrowers, the Lenders and the L/C Participants the practical benefits of any change in Status (whether resulting in an increase or decrease in the fees payable hereunder from time to time) resulting from delivery of Section 9.1 Financials with respect to the immediately preceding fiscal quarter within certain time periods following the commencement of a fiscal quarter as though any such change of Status had occurred on the first day of such fiscal quarter. The Administrative Agent and the Borrowers may amend the provisions of Section 2.8 and Section 4.1 without the consent of any Lender in any manner reasonably believed by the Administrative Agent and the Borrowers to be not materially adverse the Lenders in order to better effectuate the provisions set forth therein for achieving such benefits.
          SECTION 2. Amount and Terms of Credit
          2.1. Commitments.
          (a) Subject to and upon the terms and conditions herein set forth,
     (i) each Lender having a Tranche A Term Loan Commitment severally agrees to make a loan or loans (each a “Tranche A Term Loan”) on the Closing Date to the Parent Borrower in Dollars, which Tranche A Term Loans shall not exceed for any such

Lender the Tranche A Term Loan Commitment of such Lender and in the aggregate shall not exceed $2,750,000,000;
     (ii) each Lender having a Tranche B Term Loan Commitment severally agrees to make a loan or loans (each a “Tranche B Term Loan”) on the Closing Date to the Parent Borrower in Dollars, which Tranche B Term Loans shall not exceed for any such Lender the Tranche B Term Loan Commitment of such Lender and in the aggregate shall not exceed $8,800,000,000; and
     (iii) each Lender having a European Tranche Term Loan Commitment severally agrees to make a loan or loans (each a “European Tranche Term Loan”) on the Closing Date to the European Subsidiary Borrower in Euro, which European Tranche Term Loans shall not exceed for any such Lender the European Tranche Term Loan Commitment of such Lender and in the aggregate shall not exceed €1,000,000,000.
Such Term Loans (i) shall be made on the Closing Date, (ii) may at the option of the Parent Borrower be incurred and maintained as, and/or converted into, ABR Loans (except in the case of European Tranche Term Loans) or LIBOR Term Loans, provided that all Term Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Term Loans of the same Type, (iii) may be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid, may not be reborrowed, (iv) shall not exceed for any such Lender the Tranche A Term Loan Commitment, Tranche B Term Loan Commitment or European Tranche Term Loan Commitment, as applicable, of such Lender and (v) shall not exceed in the aggregate the Total Tranche A Term Loan Commitments, Total Tranche B Term Loan Commitments or Total European Tranche Term Loan Commitments, as applicable. On the Tranche A Term Loan Maturity Date, all then unpaid Tranche A Term Loans shall be repaid in full in Dollars. On the Tranche B Term Loan Maturity Date, all then unpaid Tranche B Term Loans shall be repaid in full in Dollars. On the European Tranche Term Loan Maturity Date, all then unpaid European Tranche Term Loans shall be repaid in full in Euro.
          (b) (i) Subject to and upon the terms and conditions herein set forth, each Lender having a Revolving Credit Commitment severally agrees to make a loan or loans denominated in Dollars or Alternative Currencies (each a “Revolving Credit Loan” and, collectively, the “Revolving Credit Loans”) to the Parent Borrower, which Revolving Credit Loans (A) shall be made at any time and from time to time on and after the Closing Date and prior to the Revolving Credit Maturity Date, (B) may, at the option of the Parent Borrower be incurred and maintained as, and/or converted into, ABR Loans (in the case of Revolving Credit Loans denominated in Dollars only) or LIBOR Revolving Credit Loans, provided that all Revolving Credit Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Revolving Credit Loans of the same Type, (C) may be repaid and reborrowed in accordance with the provisions hereof, (D) shall not, for any Lender at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender’s Revolving Credit Exposure at such time exceeding such Lender’s Revolving Credit Commitment at such time, (E) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures at such time exceeding the Total Revolving Credit Commitment then in effect and (F) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the Aggregate Multicurrency Exposures at such time exceeding the Multicurrency Sublimit then in effect.
          (ii) Each Lender may at its option make any LIBOR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan, provided that (A) any exercise of such option shall not affect the obligation of the Parent Borrower to repay such Loan and (B) in exercising such option, such Lender shall use its reasonable efforts to minimize any increased costs to the Parent Borrower resulting therefrom (which obligation of the Lender shall not require it to take, or refrain from taking, actions that it determines would result in increased costs for which it will not be compensated hereunder or that it determines would be otherwise disadvantageous to it and in the event of such request for costs for which compensation is provided under this Agreement, the provisions of Section 2.10 shall apply). On the Revolving Credit Maturity Date, all Revolving Credit Loans shall be repaid in full.
          (c) Subject to and upon the terms and conditions herein set forth, the Swingline Lender in its individual capacity agrees, at any time and from time to time on and after the Closing Date and prior to the Swingline Maturity Date, to make a loan or loans (each a “Swingline Loan” and, collectively, the “Swingline Loans”) to the Parent Borrower in Dollars, which Swingline Loans (i) shall be ABR Loans, (ii) shall have the benefit of the provisions of Section 2.1(d), (iii) shall not exceed at any time outstanding the Swingline Commitment, (iv) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures at such time exceeding the Total Revolving Credit Commitment then in effect and (v) may be repaid and reborrowed in accordance with the provisions hereof. Each outstanding Swingline Loan shall be repaid in full on the earlier of (a) 15 Business Days after such Swingline Loan is initially Borrowed and (b) the Swingline Maturity Date. The Swingline Lender shall not make any Swingline Loan after receiving a written notice from the Parent Borrower or any Lender stating that a Default or Event of Default exists and is continuing until such time as the Swingline Lender shall have received written notice of (i) rescission of all such notices from the party or parties originally delivering such notice or (ii) the waiver of such Default or Event of Default in accordance with the provisions of Section 14.1.
          (d) On any Business Day, the Swingline Lender may, in its sole discretion, give notice to each Revolving Credit Lender that all then-outstanding Swingline Loans shall be funded with a Borrowing of Revolving Credit Loans denominated in Dollars, in which case Revolving Credit Loans denominated in Dollars constituting ABR Loans (each such Borrowing, a “Mandatory Borrowing”) shall be made on the immediately succeeding Business Day by each Revolving Credit Lender pro rata based on each Lender’s Revolving Credit Commitment Percentage, and the proceeds thereof shall be applied directly to the Swingline Lender to repay the Swingline Lender for such outstanding Swingline Loans. Each Revolving Credit Lender hereby irrevocably agrees to make such Revolving Credit Loans upon one Business Day’s notice pursuant to each Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified to it in writing by the Swingline Lender notwithstanding (i) that the amount of the Mandatory Borrowing may not comply with the minimum amount for each Borrowing specified in Section 2.2, (ii) whether any conditions specified in Section 7 are then satisfied, (iii) whether a Default or an Event of Default has occurred and is continuing, (iv) the date of such Mandatory Borrowing or (v) any reduction in the Total Revolving Credit Com-

mitment after any such Swingline Loans were made. In the event that, in the sole judgment of the Swingline Lender, any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including as a result of the commencement of a proceeding under the Bankruptcy Code in respect of the Parent Borrower), each Revolving Credit Lender hereby agrees that it shall forthwith purchase from the Swingline Lender (without recourse or warranty) such participation of the outstanding Swingline Loans as shall be necessary to cause the Lenders to share in such Swingline Loans ratably based upon their respective Revolving Credit Commitment Percentages, provided that all principal and interest payable on such Swingline Loans shall be for the account of the Swingline Lender until the date the respective participation is purchased and, to the extent attributable to the purchased participation, shall be payable to such Lender purchasing same from and after such date of purchase.
          2.2. Minimum Amount of Each Borrowing; Maximum Number of Borrowings. The aggregate principal amount of each Borrowing of Term Loans or Revolving Credit Loans shall be in a minimum amount of at least the Minimum Borrowing Amount for such Type of Loans and in a multiple of $1,000,000 in excess thereof (or £500,000 in the case of Loans denominated in Sterling, or €1,000,000 in the case of Loans denominated in Euro) and Swingline Loans shall be in a minimum amount of $500,000 and in a multiple of $100,000 in excess thereof (except that Mandatory Borrowings shall be made in the amounts required by Section 2.1(d) and Revolving Credit Loans to reimburse the Letter of Credit Issuer with respect to any Unpaid Drawing shall be made in the amounts required by Section 3.3 or Section 3.4, as applicable). More than one Borrowing may be incurred on any date, provided that at no time shall there be outstanding more than 30 Borrowings of LIBOR Loans under this Agreement.
          2.3. Notice of Borrowing.
          (a) The applicable Borrower shall give the Administrative Agent at the Administrative Agent’s Office (i) prior to 12:00 Noon (New York City time) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of the Borrowing of Term Loans if such Term Loans are to be initially LIBOR Loans denominated in Dollars (or prior to 9:00 a.m. (New York City time) two Business Days’ prior written notice in the case of a Borrowing of Term Loans to be made on the Closing Date initially as LIBOR Loans denominated in Dollars), (ii) prior to 9:00 a.m. (New York City time) at least two Business Days’ prior written notice (a telephone notice promptly confirmed in writing) of the Borrowing of European Tranche Term Loans on the Closing Date and (iii) written notice (or telephonic notice promptly confirmed in writing) prior to 12:00 Noon (New York City time) on the date of the Borrowing of Term Loans if such Term Loans are to be ABR Loans. Such notice (together with each notice of a Borrowing of Revolving Credit Loans pursuant to Section 2.3(b) and each notice of a Borrowing of Swingline Loans pursuant to Section 2.3(c), a “Notice of Borrowing”) shall specify (i) the identity of the applicable Borrower(s), (ii) the aggregate principal amount of the Term Loans to be made under each Term Loan Facility, (iii) the date of the Borrowing (which shall be the Closing Date) and (iv) whether the Term Loans shall consist of ABR Term Loans (in the case of Loans denominated in Dollars) and/or LIBOR Term Loans and, if the Term Loans are to include LIBOR Term Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall promptly give each Lender written notice (or telephonic notice promptly confirmed in writing) of the proposed Borrowing of Term Loans, of such Lender’s proportionate share thereof and of the other matters covered by the related Notice of Borrowing.

          (b) Whenever the Parent Borrower desires to incur Revolving Credit Loans (other than Mandatory Borrowings or borrowings to repay Unpaid Drawings), it shall give the Administrative Agent at the Administrative Agent’s Office, (i) prior to 12:00 Noon (New York City Time) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of LIBOR Revolving Credit Loans denominated in Dollars (or prior to 9:00 a.m. (New York City time) two Business Days’ prior written notice in the case of a Borrowing of Revolving Credit Loans to be made on the Closing Date initially as LIBOR Loans denominated in Dollars), (ii) prior to 12:00 Noon (New York City time) at least four Business Days’ prior written notice (or telephone notice promptly confirmed in writing) of the Borrowing of Revolving Credit Loans denominated in Alternative Currencies and (iii) prior to 10:00 a.m. (New York City time) on the date of such Borrowing prior written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of Revolving Credit Loans that are ABR Loans. Each such Notice of Borrowing, except as otherwise expressly provided in Section 2.10, shall specify (i) the aggregate principal amount of the Revolving Credit Loans to be made pursuant to such Borrowing, (ii) the date of Borrowing (which shall be a Business Day) and (iii) whether the respective Borrowing shall consist of ABR Loans (in the case of Revolving Credit Loans denominated in Dollars) or LIBOR Revolving Credit Loans and, if LIBOR Revolving Credit Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall promptly give each Revolving Credit Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Revolving Credit Loans, of such Lender’s Revolving Credit Commitment Percentage thereof and of the other matters covered by the related Notice of Borrowing.
          (c) Whenever the Parent Borrower desires to incur Swingline Loans hereunder, it shall give the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of Swingline Loans prior to 2:30 p.m. (New York City time) on the date of such Borrowing. Each such notice shall specify (i) the aggregate principal amount of the Swingline Loans to be made pursuant to such Borrowing and (ii) the date of Borrowing (which shall be a Business Day). The Administrative Agent shall promptly give the Swingline Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Swingline Loans and of the other matters covered by the related Notice of Borrowing.
          (d) Mandatory Borrowings shall be made upon the notice specified in Section 2.1(d), with the Parent Borrower irrevocably agreeing, by its incurrence of any Swingline Loan, to the making of Mandatory Borrowings as set forth in such Section.
          (e) Borrowings to reimburse Unpaid Drawings shall be made upon the notice specified in Section 3.4(a).
          (f) Without in any way limiting the obligation of any Borrower to confirm in writing any notice it may give hereunder by telephone, the Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of such Borrower.

          2.4. Disbursement of Funds.
          (a) No later than 2:00 p.m. (New York City time) on the date specified in each Notice of Borrowing (including Mandatory Borrowings), each Lender will make available its pro rata portion, if any, of each Borrowing requested to be made on such date in the manner provided below, provided that all Swingline Loans shall be made available in the full amount thereof by the Swingline Lender no later than 3:00 p.m. (New York City time) on the date requested.
          (b) Each Lender shall make available all amounts it is to fund to the applicable Borrower under any Borrowing for its applicable Commitments, and in immediately available funds to the Administrative Agent at the Administrative Agent’s Office in the applicable currency and the Administrative Agent will (except in the case of Mandatory Borrowings and Borrowings to repay Unpaid Drawings) make available to the applicable Borrower, by depositing to an account designated by the applicable Borrower to the Administrative Agent the aggregate of the amounts so made available in the applicable currency. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any such Borrowing that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing or Borrowings to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the applicable Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available such amount to the applicable Borrower, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor the Administrative Agent shall promptly notify the applicable Borrower and the applicable Borrower shall immediately pay such corresponding amount to the Administrative Agent in the applicable currency. The Administrative Agent shall also be entitled to recover from such Lender or the applicable Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the applicable Borrower to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the Overnight Rate or (ii) if paid by the applicable Borrower, the then-applicable rate of interest or fees, calculated in accordance with Section 2.8, for the respective Loans.
          (c) Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that any Borrower may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to fulfill its commitments hereunder).
          2.5. Repayment of Loans; Evidence of Debt.
          (a) The Parent Borrower shall repay to the Administrative Agent, for the benefit of the applicable Lenders, (i) on the Tranche A Term Loan Maturity Date, the then-outstanding Tranche A Term Loans, in Dollars and (ii) on the Tranche B Term Loan Maturity

Date, the then-outstanding Tranche B Term Loans, in Dollars. The European Subsidiary Borrower shall repay to the Administrative Agent, for the benefit of the European Tranche Term Lenders, on the European Tranche Term Loan Maturity Date, the then-outstanding European Tranche Term Loans, in Euro. The Parent Borrower shall repay to the Administrative Agent for the benefit of the Revolving Credit Lenders, on the Revolving Credit Maturity Date, the then outstanding Revolving Credit Loans made to the Parent Borrower in the currencies in which such Revolving Credit Loans are denominated. The Parent Borrower shall repay to the Administrative Agent, in Dollars, for the account of the Swingline Lender, on the Swingline Maturity Date, the then-outstanding Swingline Loans.
          (b) The Parent Borrower shall repay to the Administrative Agent, in Dollars, for the benefit of the Tranche A Term Loan Lenders, on each date set forth below (or, if not a Business Day, the immediately preceding Business Day) (each, a “Tranche A Repayment Date”), a principal amount in respect of the Tranche A Term Loans equal to the applicable amount set forth below (each, a “Tranche A Repayment Amount”):

Tranche A
Date	Repayment Amount
March 31, 2007	$28,125,000
June 30, 2007	$28,125,000
September 30, 2007	$28,125,000
December 31, 2007	$28,125,000
March 31, 2008	$28,125,000
June 30, 2008	$28,125,000
September 30, 2008	$28,125,000
December 31, 2008	$28,125,000
March 31, 2009	$56,250,000
June 30, 2009	$56,250,000
September 30, 2009	$56,250,000
December 31, 2009	$56,250,000
March 31, 2010	$56,250,000
June 30, 2010	$56,250,000
September 30, 2010	$56,250,000
December 31, 2010	$56,250,000
March 31, 2011	$112,500,000
June 30, 2011	$112,500,000
September 30, 2011	$112,500,000
December 31, 2011	$112,500,000
March 31, 2012	$281,250,000
June 30, 2012	$281,250,000
September 30, 2012	$281,250,000
Tranche A Term Loan Maturity Date	Remaining outstanding amounts
          (c) (i) The Parent Borrower shall repay to the Administrative Agent, in Dollars, for the benefit of the Tranche B Term Loan Lenders, on each date set forth below (each, a

“Tranche B Repayment Date”), a principal amount in respect of the Tranche B Term Loans equal to (x) the outstanding principal amount of Tranche B Term Loans immediately after closing on the Closing Date multiplied by (y) the percentage set forth below opposite such Tranche B Repayment Date (each, a “Tranche B Repayment Amount”) and (ii) the European Subsidiary Borrower shall pay to the Administrative Agent, in Euro, for the benefit of the European Tranche Term Loan Lenders, on each date set forth below (or, if not a Business Day, the immediately preceding Business Day) (each, a “European Tranche Repayment Date”), the principal amount of the European Tranche Term Loans equal to (x) the outstanding principal amount of European Tranche Term Loans immediately after closing on the Closing Date multiplied by (y) the percentage set forth below opposite such European Tranche Repayment Date (each, a “European Tranche B Repayment Amount”):

Tranche B
Repayment Amount and European Tranche
Date	Repayment Amount
March 31, 2007	0.25%
June 30, 2007	0.25%
September 30, 2007	0.25%
December 31, 2007	0.25%
March 31, 2008	0.25%
June 30, 2008	0.25%
September 30, 2008	0.25%
December 31, 2008	0.25%
March 31, 2009	0.25%
June 30, 2009	0.25%
September 30, 2009	0.25%
December 31, 2009	0.25%
March 31, 2010	0.25%
June 30, 2010	0.25%
September 30, 2010	0.25%
December 31, 2010	0.25%
March 31, 2011	0.25%
June 30, 2011	0.25%
September 30, 2011	0.25%
December 31, 2011	0.25%
March 31, 2012	0.25%
June 30, 2012	0.25%
September 30, 2012	0.25%
December 31, 2012	0.25%

Tranche B
Repayment Amount and European Tranche
Date	Repayment Amount
March 31, 2013	0.25%
June 30, 2013	0.25%
September 30, 2013	0.25%
Tranche B Term Loan Maturity Date and European Tranche Term Loan Maturity Date	Remaining outstanding amounts
          (d) In the event that any New Term Loans are made, such New Term Loans shall, subject to Section 2.14(d), be repaid by the Parent Borrower in the amounts (each, a “New Term Loan Repayment Amount”) and on the dates (each a “New Repayment Date”) set forth in the applicable Joinder Agreement.
          (e) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the applicable Borrower to the appropriate lending office of such Lender resulting from each Loan made by such lending office of such Lender from time to time, including the amounts of principal and interest payable and paid to such lending office of such Lender from time to time under this Agreement.
          (f) The Administrative Agent shall maintain the Register pursuant to Section 14.6(b), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made hereunder, whether such Loan is a Tranche A Term Loan, Tranche B Term Loan, European Tranche Term Loan, Revolving Credit Loan or Swingline Loan, as applicable, the Type of each Loan made, the currency in which made and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the applicable Borrower to each Lender or the Swingline Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from such Borrower and each Lender’s share thereof.
          (g) The entries made in the Register and accounts and subaccounts maintained pursuant to clauses (e) and (f) of this Section 2.5 shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the applicable Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of the applicable Borrower to repay (with applicable interest) the Loans made to the applicable Borrower by such Lender in accordance with the terms of this Agreement.
          2.6. Conversions and Continuations.
          (a) Subject to the penultimate sentence of this clause (a), (x) the Parent Borrower shall have the option on any Business Day to convert all or a portion equal to at least $10,000,000 of the outstanding principal amount of Term Loans or Revolving Credit Loans de-

nominated in Dollars of one Type into a Borrowing or Borrowings of another Type and (y) each Borrower shall have the option on any Business Day to continue the outstanding principal amount of any LIBOR Loans as LIBOR Loans for an additional Interest Period, provided that (i) no partial conversion of LIBOR Loans shall reduce the outstanding principal amount of LIBOR Loans made pursuant to a single Borrowing to less than the Minimum Borrowing Amount, (ii) ABR Loans may not be converted into LIBOR Loans if a Default or Event of Default is in existence on the date of the conversion and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such conversion, (iii) LIBOR Loans may not be continued as LIBOR Loans for an additional Interest Period if a Default or Event of Default is in existence on the date of the proposed continuation and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation, (iv) Borrowings resulting from conversions pursuant to this Section 2.6 shall be limited in number as provided in Section 2.2 and (v) European Tranche Term Loans and Revolving Credit Loans denominated in Alternative Currencies may not be converted to ABR Loans. Each such conversion or continuation shall be effected by the applicable Borrower by giving the Administrative Agent at the Administrative Agent’s Office prior to 12:00 Noon (New York City time) at least (i) three Business Days’ notice, in the case of a continuation of or conversion to LIBOR Loans denominated in Dollars, (ii) four Business Days’ notice, in the case of a continuation or conversion to LIBOR Loans denominated in an Alternative Currency or (iii) one Business Day’s notice in the case of a conversion into ABR Loans prior written notice (or telephonic notice promptly confirmed in writing) (each, a “Notice of Conversion or Continuation”) specifying the Loans to be so converted or continued, the Type of Loans to be converted or continued into and, if such Loans are to be converted into or continued as LIBOR Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall give each applicable Lender notice as promptly as practicable of any such proposed conversion or continuation affecting any of its Loans.
          (b) If any Default or Event of Default is in existence at the time of any proposed continuation of any LIBOR Loans (other than Loans denominated in Alternative Currencies) and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation, such LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans. If upon the expiration of any Interest Period in respect of LIBOR Loans (other than Borrowings of LIBOR Loans denominated in Alternative Currencies), the applicable Borrower has failed to elect a new Interest Period to be applicable thereto as provided in clause (a), such Borrower shall be deemed to have elected to convert such Borrowing of LIBOR Loans into a Borrowing of ABR Loans, effective as of the expiration date of such current Interest Period. Notwithstanding the foregoing, with respect to Borrowings of LIBOR Loans denominated in Alternative Currencies, in connection with the occurrence of any of the events described in the preceding two sentences, at the expiration of the then current Interest Period each such Borrowing shall be automatically continued as a Borrowing of LIBOR Loans with an Interest Period of one month.
          (c) No Loan may be converted into or continued as a Loan denominated in a different currency.
          2.7. Pro Rata Borrowings. Each Borrowing of (i) Tranche A Term Loans, (ii) Tranche B Term Loans and (iii) European Tranche Term Loans under this Agreement shall be made by the Lenders pro rata on the basis of their then-applicable Tranche A Term Loan Commitments, Tranche B Term Loan Commitments and European Tranche Term Loan Commitments, respectively. Each Borrowing of Revolving Credit Loans under this Agreement shall be made by the Revolving Credit Lenders pro rata on the basis of their then-applicable Revolving Credit Commitment Percentages. Each Borrowing of New Term Loans under this Agreement shall be made by the Lenders pro rata on the basis of their then-applicable New Term Loan Commitments. It is understood that (a) no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender severally but not jointly shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder and (b) other than as expressly provided herein with respect to a Defaulting Lender, failure by a Lender to perform any of its obligations under any of the Credit Documents shall not release any Person from performance of its obligation under any Credit Document.
          2.8. Interest.
          (a) The unpaid principal amount of each ABR Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable ABR Margin plus the ABR, in each case, in effect from time to time.
          (b) The unpaid principal amount of each LIBOR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable LIBOR Margin plus the relevant LIBOR Rate plus (in the case of a LIBOR Loan of any Lender that is loaned from a lending office in the United Kingdom or a Participating Member State) the Mandatory Cost, in each case, in effect from time to time.
          (c) If all or a portion of (i) the principal amount of any Loan or (ii) any interest payable thereon shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum that is (the “Default Rate”) (x) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2% or (y) in the case of any overdue interest, to the extent permitted by applicable law, the rate described in Section 2.8(a) plus 2% from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment).
          (d) Interest on each Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof and shall be payable in the same currency in which such Loan is denominated. Except as provided below, interest shall be payable (i) in respect of each ABR Loan, quarterly in arrears on the last Business Day of each March, June, September and December, (ii) in respect of each LIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, (iii) in respect of each Loan, (A) on any prepayment (on the amount prepaid but excluding in any event prepayments of ABR Loans), (B) at maturity (whether by acceleration or otherwise) and (C) after such maturity, on demand. Notwithstanding the foregoing, with respect to any fiscal quarter of the Parent Borrower beginning on or after January 1, 2007 (each, an “Applicable Quarter”), on any date during such Applicable Quarter (I) that is prior to the date on which Section 9.1 Financials are due with respect to the fiscal quarter immediately preceding such Applicable Quarter and (II) on which interest is payable on any Loan pursuant to this subclause (d) (other than pursuant to subclause (iii)(B) above) in respect of any period (including any portion of an Interest Period) included in such Applicable Quarter (commencing on the first day of such Applicable Quarter), the amount of such interest required to be paid on such date in respect of any Loan for such period (as to any Loan, an “Interest Payment”) shall be reduced by an amount equal to the Reserve Amount with respect to such Loan for such period; provided that, if the amount of any Interest Payment on any Loan shall have been reduced during any Applicable Quarter pursuant to the foregoing provisions, then, on the date (the “Interest Gross-Up Date”) that is the earlier of (x) the Applicable Date in respect of such Applicable Quarter and (y) (I) if such Loan is a Tranche A Term Loan, Tranche B Term Loan or European Tranche Term Loan, the date on which all Tranche A Term Loans, Tranche B Term Loans or European Term Loans, respectively, are repaid in full or (II) if such Loan is a Revolving Credit Loan or Swingline Loan, the Revolving Credit Termination Date, the applicable Borrower shall pay additional interest on such Loan in an amount equal to the aggregate of the Reserve Amounts for such Loan so deducted during such Applicable Quarter unless:
     (1) the Parent Borrower shall have delivered, at least four Business Days prior to such Interest Gross-Up Date, Section 9.1 Financials for the fiscal quarter immediately preceding such Applicable Quarter and
     (2) either:
     (A) such Section 9.1 Financials reveal a change in Status that results in a decrease in the Applicable ABR Margin and Applicable LIBOR Margin for such Loan, in which case, in lieu of paying the aggregate of the Reserve Amounts for such Loan for such period as provided above, such Borrower shall pay on such Interest Gross-Up Date an amount equal to the excess (if any) of (I) the aggregate amount of interest that would have been payable on such Loan during such Applicable Quarter in respect of any period included therein if such change of Status had taken effect on the first day of such Applicable Quarter over (II) the aggregate amount of all interest payments actually made on such Loan during such Applicable Quarter in respect of any period included therein; or
     (B) such Section 9.1 Financials reveal a change in Status that results in an increase in the Applicable ABR Margin and Applicable LIBOR Margin for such Loan, in which case, such Borrower shall pay the aggregate of the Reserve Amounts for such Loan for such period as provided above, and shall also pay additional interest in respect of such Loan on such Interest Gross-Up Date in an amount equal to the amount (if any) by which (I) the sum of (x) the aggregate amount of all interest payments actually made on such Loan during such Applicable Quarter in respect of any period included therein plus (y) the aggregate of the Reserve Amounts for such Loan for such Applicable Quarter is less than (II) the aggregate amount of interest that would have been payable on such Loan during such Applicable Quarter in respect of any period included therein if such change of Status had taken effect on the first day of such Applicable Quarter.

          (e) All computations of interest hereunder shall be made in accordance with Section 5.5.
          (f) The Administrative Agent, upon determining the interest rate for any Borrowing of LIBOR Loans, shall promptly notify the applicable Borrower and the relevant Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.
          2.9. Interest Periods. At the time a Borrower gives a Notice of Borrowing or Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of LIBOR Loans in accordance with Section 2.6(a), such Borrower shall have the right to elect by giving the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) the Interest Period applicable to such Borrowing, which Interest Period shall, at the option of such Borrower be a one, two, three, six or (in the case of Revolving Credit Loans, if available to all the Lenders making such loans as determined by such Lenders in good faith based on prevailing market conditions) a nine or twelve month period (or such other period of less than six months as to which the Administrative Agent may consent).
          Notwithstanding anything to the contrary contained above:
     (a) the initial Interest Period for any Borrowing of LIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;
     (b) if any Interest Period relating to a Borrowing of LIBOR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;
     (c) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day, provided that if any Interest Period in respect of a LIBOR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day; and
     (d) the applicable Borrower shall not be entitled to elect any Interest Period in respect of any LIBOR Loan if such Interest Period would extend beyond the Maturity Date of such Loan.
          2.10. Increased Costs, Illegality, Etc.
          (a) In the event that (x) in the case of clause (i) below, the Administrative Agent or (y) in the case of clauses (ii) and (iii) below, any Lender shall have reasonably determined (which deter-

mination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):
     (i) on any date for determining the LIBOR Rate for any Interest Period that (x) deposits in the principal amounts and currencies of the Loans comprising such LIBOR Borrowing are not generally available in the relevant market or (y) by reason of any changes arising on or after the Closing Date affecting the interbank LIBOR market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate; or
     (ii) at any time, that such Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any LIBOR Loans (other than any increase or reduction attributable to Taxes) because of (x) any change since the date hereof in any applicable law, governmental rule, regulation, guideline or order (or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, guideline or order), such as, for example, without limitation, a change in official reserve requirements, and/or (y) other circumstances affecting the interbank LIBOR market or the position of such Lender in such market; or
     (iii) at any time, that the making or continuance of any LIBOR Loan has become unlawful by compliance by such Lender in good faith with any law, governmental rule, regulation, guideline or order (or would conflict with any such governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or has become impracticable as a result of a contingency occurring after the date hereof that materially and adversely affects the interbank LIBOR market;
then, and in any such event, such Lender (or the Administrative Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Parent Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Term Loans and LIBOR Revolving Credit Loans (other than the European Tranche Term Loans, which shall automatically continue as LIBOR Loans with Interest Periods of one month duration) shall no longer be available until such time as the Administrative Agent notifies the applicable Borrower and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist (which notice the Administrative Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Borrowing or Notice of Conversion given by the applicable Borrower with respect to LIBOR Term Loans or LIBOR Revolving Credit Loans that have not yet been incurred shall be deemed rescinded by the applicable Borrower, (y) in the case of clause (ii) above, the applicable Borrower shall pay to such Lender, promptly after receipt of written demand therefor such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its reasonable discretion shall determine) as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the applicable Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (z) in the case of subclause (iii) above, the applicable Borrower shall take one of the actions specified in subclauses (A) or (B), as applicable, of Section 2.10(b) as promptly as possible and, in any event, within the time period required by law.
          (b) At any time that (A) any LIBOR Loan denominated in Dollars is affected by the circumstances described in Section 2.10(a)(ii) or (iii), the Parent Borrower may (and in the case of a LIBOR Loan affected pursuant to Section 2.10(a)(iii) shall) either (x) if the affected LIBOR Loan is then being made pursuant to a Borrowing, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed promptly in writing) thereof on the same date that such Borrower was notified by a Lender pursuant to Section 2.10(a)(ii) or (iii) or (y) if the affected LIBOR Loan is then outstanding, upon at least three Business Days’ notice to the Administrative Agent, require the affected Lender to convert each such LIBOR Loan into an ABR Loan, provided that if more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b), or (B) any LIBOR Loan denominated in an Alternative Currency is affected by the circumstances described in Section 2.10(a)(ii) or (iii), the applicable Borrower may (and in the case of a LIBOR Loan affected pursuant to Section 2.10(a)(iii) shall) either (x) prepay each such LIBOR Loan or (y) keep such LIBOR Loan outstanding, in which case the LIBOR Rate with respect to such Loan shall be deemed to be the rate reasonably determined by such Lender as the all-in-cost of funds to fund such Loan with maturities comparable to the Interest Period applicable thereto.
          (c) If, after the date hereof, any Change in Law relating to capital adequacy of any Lender or compliance by any Lender or its parent with any Change in Law relating to capital adequacy occurring after the date hereof, has or would have the effect of reducing the rate of return on such Lender’s or its parent’s or its Affiliate’s capital or assets as a consequence of such Lender’s commitments or obligations hereunder to a level below that which such Lender or its parent or its Affiliate could have achieved but for such Change in Law (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy), then from time to time, promptly after demand by such Lender (with a copy to the Administrative Agent), the applicable Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or its parent for such reduction, it being understood and agreed, however, that a Lender shall not be entitled to such compensation as a result of such Lender’s compliance with, or pursuant to any request or directive to comply with, any law, rule or regulation as in effect on the date hereof. Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the applicable Borrower, which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the applicable Borrower’s obligations to pay additional amounts pursuant to this Section 2.10(c) upon receipt of such notice.
          (d) It is understood that this Section 2.10 shall not apply to (i) Taxes indemnifiable under Section 5.4, (ii) net income taxes and franchise and excise taxes (imposed in lieu of net income taxes) imposed on any Agent or Lender and, to the extent not duplicative, any Taxes imposed on any Agent or Lender where that Tax is imposed upon or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by such Agent or Lender or (iii) Taxes included under clause (b) of the definition of Excluded Taxes.

          2.11. Compensation. If (a) any payment of principal of any LIBOR Loan is made by any Borrower to or for the account of a Lender other than on the last day of the Interest Period for such LIBOR Loan as a result of a payment or conversion pursuant to Section 2.5, 2.6, 2.10, 5.1, 5.2 or 14.7, as a result of acceleration of the maturity of the Loans pursuant to Section 11 or for any other reason, (b) any Borrowing of LIBOR Loans is not made as a result of a withdrawn Notice of Borrowing, (c) any ABR Loan is not converted into a LIBOR Loan as a result of a withdrawn Notice of Conversion or Continuation, (d) any LIBOR Loan is not continued as a LIBOR Loan, as the case may be, as a result of a withdrawn Notice of Conversion or Continuation or (e) any prepayment of principal of any LIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Section 5.1 or 5.2, the applicable Borrower shall, after receipt of a written request by such Lender (which request shall set forth in reasonable detail the basis for requesting such amount), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Loan.
          2.12. Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.10(a)(ii), 2.10(a)(iii), 2.10(b), 3.5 or 5.4 with respect to such Lender, it will, if requested by the applicable Borrower use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the applicable Borrower or the right of any Lender provided in Section 2.10, 3.5 or 5.4.
          2.13. Notice of Certain Costs. Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Section 2.10, 2.11, 3.5 or 5.4 is given by any Lender more than 120 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, tax or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Section 2.10, 2.11, 3.5 or 5.4, as the case may be, for any such amounts incurred or accruing prior to the 121st day prior to the giving of such notice to the applicable Borrower.
          2.14. Incremental Facilities.
          (a) The Parent Borrower may by written notice to Administrative Agent elect to request the establishment of one or more (x) additional tranches of term loans (the commitments thereto, the “New Term Loan Commitments”) and/or (y) increases in Revolving Credit Commitments (the “New Revolving Credit Commitments” and, together with the New Term Loan Commitments, the “New Loan Commitments”), by an aggregate amount not in excess of (when taken together with the amount (the “Excess Amount”) by which the aggregate amount, without duplication, of the ABL Facility and any Permitted Receivables Financing exceeds $2,000,000,000 on the date such New Loan Commitments become effective) $1,500,000,000 in the aggregate and not less than $100,000,000 individually (or such lesser amount as (x) may be approved by the Administrative Agent or (y) shall constitute the difference between $1,500,000,000 and all such New Loan Commitments (when taken together with the Excess Amount on the date such New Loan Commitments become effective) obtained on or prior to such date). Each such notice shall specify the date (each, an “Increased Amount Date”) on which the Parent Borrower proposes that the New Loan Commitments shall be effective, which shall be a date not less than ten Business Days after the date on which such notice is delivered to the Administrative Agent. The Parent Borrower may approach any Lender or any Person (other than a natural person) to provide all or a portion of the New Loan Commitments; provided that any Lender offered or approached to provide all or a portion of the New Loan Commitments may elect or decline, in its sole discretion, to provide a New Loan Commitment. In each case, such New Loan Commitments shall become effective as of the applicable Increased Amount Date; provided that (i) no Default or Event of Default shall exist on such Increased Amount Date before or after giving effect to such New Loan Commitments, as applicable; (ii) both before and after giving effect to the making of any Series of New Term Loans or New Revolving Loans, each of the conditions set forth in Section 7 shall be satisfied; (iii) the Parent Borrower and its Restricted Subsidiaries shall be in Pro Forma Compliance with the covenant set forth in Section 10.9 as of the last day of the most recently ended fiscal quarter after giving effect to such New Loan Commitments and any Investment to be consummated in connection therewith; (iv) the New Loan Commitments shall be effected pursuant to one or more Joinder Agreements executed and delivered by the Parent Borrower and Administrative Agent, and each of which shall be recorded in the Register and shall be subject to the requirements set forth in Section 5.4(e) and (f); (v) the Parent Borrower shall make any payments required pursuant to Section 2.11 in connection with the New Loan Commitments, as applicable; and (vi) the Parent Borrower shall deliver or cause to be delivered any legal opinions or other documents reasonably requested by Administrative Agent in connection with any such transaction. Any New Term Loans made on an Increased Amount Date shall be designated, a separate series (a “Series”) of New Term Loans for all purposes of this Agreement. The Parent Borrower shall give the Administrative Agent prompt written notice of any increase in the aggregate amount committed in respect of the ABL Facility.
          (b) On any Increased Amount Date on which New Revolving Credit Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (a) each of the Lenders with Revolving Credit Commitments shall assign to each Lender with a New Revolving Credit Commitment (each, a “New Revolving Loan Lender”) and each of the New Revolving Loan Lenders shall purchase from each of the Lenders with Revolving Credit Commitments, at the principal amount thereof and in the applicable currencies, such interests in the Revolving Credit Loans outstanding on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, the Revolving Credit Loans will be held by existing Revolving Credit Lenders and New Revolving Loan Lenders ratably in accordance with their Revolving Credit Commitments after giving effect to the addition of such New Revolving Credit Commitments to the Revolving Credit Commitments, (b) each New Revolving Credit Commitment shall be deemed for all purposes a Revolving Credit Commitment and each Loan made thereunder (a “New Revolving Loan”) shall be deemed, for all purposes, a Revolving Credit Loan and (c) each New Revolving Loan Lender shall become a Lender with respect to the New Revolving Credit Commitment and all matters relating thereto.

          (c) On any Increased Amount Date on which any New Term Loan Commitments of any Series are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each Lender with a New Term Loan Commitment (each, a “New Term Loan Lender”) of any Series shall make a Loan to the Parent Borrower (a “New Term Loan”) in an amount equal to its New Term Loan Commitment of such Series, and (ii) each New Term Loan Lender of any Series shall become a Lender hereunder with respect to the New Term Loan Commitment of such Series and the New Term Loans of such Series made pursuant thereto.
          (d) The terms and provisions of the New Term Loans and New Term Loan Commitments of any Series shall be, except as otherwise set forth herein or in the applicable Joinder Agreement, identical to the existing Tranche B Term Loans; provided that (i) the applicable New Term Loan Maturity Date of each Series shall be no earlier than the Tranche B Term Loan Maturity Date and mandatory prepayment and other payment rights (other than scheduled amortization) of the New Term Loans and the existing Tranche B Term Loans shall be identical, (ii) the rate of interest and the amortization schedule applicable to the New Term Loans of each Series shall be determined by the Parent Borrower and the applicable new Lenders and shall be set forth in each applicable Joinder Agreement; provided that the weighted average life to maturity of all New Term Loans shall be no shorter than the weighted average life to maturity of the Tranche B Term Loans and (iii) all other terms applicable to the New Term Loans of each Series that differ from the existing Tranche B Term Loans shall be reasonably acceptable to the Administrative Agent (as evidenced by its execution of the applicable Joinder Agreement). The terms and provisions of the New Revolving Loans and New Revolving Credit Commitments shall be identical to the Revolving Credit Loans and the Revolving Credit Commitments.
          (e) Each Joinder Agreement may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provision of this Section 2.14.
          SECTION 3. Letters of Credit
          3.1. Letters of Credit.
          (a) Subject to and upon the terms and conditions herein set forth, at any time and from time to time after the Closing Date and prior to the L/C Maturity Date, the Letter of Credit Issuer agrees, in reliance upon the agreements of the Revolving Credit Lenders set forth in this Section 3, to issue from time to time from the Closing Date through the L/C Maturity Date upon the request of, and for the direct or indirect benefit of, the Parent Borrower and the Restricted Subsidiaries, a letter of credit or letters of credit (the “Letters of Credit” and each, a “Letter of Credit”) in such form as may be approved by the Letter of Credit Issuer in its reasonable discretion; provided that the Parent Borrower shall be a co-applicant, and jointly and severally liable with respect to, each Letter of Credit issued for the account of a Restricted Subsidiary.
          (b) Notwithstanding the foregoing, (i) no Letter of Credit shall be issued the Stated Amount of which, when added to the Letters of Credit Outstanding at such time, would exceed the Letter of Credit Commitment then in effect; (ii) no Letter of Credit shall be issued the Stated Amount of which would cause the aggregate amount of the Lenders’ Revolving Credit

Exposures at the time of the issuance thereof to exceed the Total Revolving Credit Commitment then in effect; (iii) no Letter of Credit in an Alternative Currency shall be issued the Stated Amount of which would cause the Aggregate Multicurrency Exposures at the time of the issuance thereof to exceed the Multicurrency Sublimit then in effect; (iv) each Letter of Credit, other than the UK Pension Letter of Credit, shall have an expiration date occurring no later than one year after the date of issuance thereof, unless otherwise agreed upon by the Administrative Agent and the Letter of Credit Issuer, provided that, except in the case of the UK Pension Letter of Credit, in no event shall such expiration date occur later than the L/C Maturity Date; (v) each Letter of Credit shall be denominated in Dollars or an Alternative Currency; (vi) no Letter of Credit shall be issued if it would be illegal under any applicable law for the beneficiary of the Letter of Credit to have a Letter of Credit issued in its favor; and (vii) no Letter of Credit shall be issued by a Letter of Credit Issuer after it has received a written notice from any Credit Party or any Lender stating that a Default or Event of Default has occurred and is continuing until such time as the Letter of Credit Issuer shall have received a written notice of (x) rescission of such notice from the party or parties originally delivering such notice or (y) the waiver of such Default or Event of Default in accordance with the provisions of Section 14.1.
          (c) Upon at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent and the Letter of Credit Issuer (which notice the Administrative Agent shall promptly transmit to each of the applicable Lenders), the Parent Borrower shall have the right, on any day, permanently to terminate or reduce the Letter of Credit Commitment in whole or in part, provided that, after giving effect to such termination or reduction, the Letters of Credit Outstanding shall not exceed the Letter of Credit Commitment.
          (d) The parties hereto agree that the Existing Letters of Credit shall be deemed to be Letters of Credit for all purposes under this Agreement, without any further action by the Parent Borrower, the Letter of Credit Issuer or any other Person.
          (e) The Letter of Credit Issuer shall not be under any obligation to issue any Letter of Credit if:
     (i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Letter of Credit Issuer from issuing such Letter of Credit, or any law applicable to the Letter of Credit Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Letter of Credit Issuer shall prohibit, or request that the Letter of Credit Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Letter of Credit Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Letter of Credit Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Letter of Credit Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Letter of Credit Issuer in good faith deems material to it;
     (ii) the issuance of such Letter of Credit would violate one or more policies of the Letter of Credit Issuer applicable to letters of credit generally;

     (iii) except as otherwise agreed by the Administrative Agent and the Letter of Credit Issuer, such Letter of Credit is in an initial Stated Amount less than the Dollar Equivalent of $100,000, in the case of a commercial Letter of Credit, or $10,000, in the case of a standby Letter of Credit;
     (iv) such Letter of Credit is to be denominated in a currency other than Dollars or an Alternative Currency;
     (v) the Letter of Credit Issuer does not as of the issuance date of such requested Letter of Credit issue letters of credit in the requested currency;
     (vi) such Letter of Credit contains any provisions for automatic reinstatement of the Stated Amount after any drawing thereunder; or
     (vii) a default of any Revolving Credit Lender’s obligations to fund under Section 3.3 exists or any Revolving Credit Lender is at such time a Defaulting Lender hereunder, unless, in each case, the Letter of Credit Issuer has entered into satisfactory arrangements with the Parent Borrower or such Revolving Credit Lender to eliminate the Letter of Credit Issuer’s risk with respect to such Revolving Credit Lender.
          (f) The Letter of Credit Issuer shall not amend any Letter of Credit if the Letter of Credit Issuer would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.
          (g) The Letter of Credit Issuer shall be under no obligation to amend any Letter of Credit if (A) the Letter of Credit Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.
          (h) The Letter of Credit Issuer shall act on behalf of the Revolving Credit Lenders with respect to any Letters of Credit issued by it and the documents associated therewith and the Letter of Credit Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Section 13 with respect to any acts taken or omissions suffered by the Letter of Credit Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Section 13 included the Letter of Credit Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to the Letter of Credit Issuer.
          3.2. Letter of Credit Requests.
          (a) Whenever the Parent Borrower desires that a Letter of Credit be issued for its account or amended, it shall give the Administrative Agent and the Letter of Credit Issuer a Letter of Credit Request by no later than 11:00 a.m. (New York City time) at least two (or such lesser number as may be agreed upon by the Administrative Agent and the Letter of Credit Issuer) Business Days prior to the proposed date of issuance or amendment. Each notice shall be executed by the Parent Borrower and shall be in the form of Exhibit G (each a “Letter of Credit Request”).

          (b) In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Request shall specify in form and detail satisfactory to the Letter of Credit Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day)); (B) the Stated Amount thereof and the currency thereof (which shall be Dollars or an Alternative Currency); (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) in the case of the UK Pension Letter of Credit, a copy of the proposed form of such Letter of Credit and (H) such other matters as the Letter of Credit Issuer may reasonably require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Request shall specify in form and detail satisfactory to the Letter of Credit Issuer (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as the Letter of Credit Issuer may reasonably require. Additionally, the Parent Borrower shall furnish to the Letter of Credit Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the Letter of Credit Issuer or the Administrative Agent may require.
          (c) Promptly after receipt of any Letter of Credit Request, the Letter of Credit Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Request from the Parent Borrower and, if not, the Letter of Credit Issuer will provide the Administrative Agent with a copy thereof. Unless the Letter of Credit Issuer has received written notice from any Revolving Credit Lender, the Administrative Agent or any Credit Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Sections 6 and 7 shall not then be satisfied, then, subject to the terms and conditions hereof, the Letter of Credit Issuer shall, on the requested date, issue a Letter of Credit for the account of the Parent Borrower (or the applicable Restricted Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with the Letter of Credit Issuer’s usual and customary business practices.
          (d) If the Parent Borrower so requests in any applicable Letter of Credit Request, the Letter of Credit Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the Letter of Credit Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the Letter of Credit Issuer, the Parent Borrower shall not be required to make a specific request to the Letter of Credit Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the Letter of Credit Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the L/C Maturity Date; provided, however, that the Letter of Credit Issuer shall not permit any such extension if (A) the Letter of Credit Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (b) or (e) of Section 3.1 or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Revolving Credit Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Lender or the Parent Borrower that one or more of the applicable conditions specified in Sections 6 and 7 are not then satisfied, and in each such case directing the Letter of Credit Issuer not to permit such extension.
          (e) If the Parent Borrower so requests in any applicable Letter of Credit Request, the Letter of Credit Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that permits the automatic reinstatement of all or a portion of the stated amount thereof after any drawing thereunder (each, an “Auto-Reinstatement Letter of Credit”). Unless otherwise directed by the Letter of Credit Issuer, the Parent Borrower shall not be required to make a specific request to the Letter of Credit Issuer to permit such reinstatement. Once an Auto-Reinstatement Letter of Credit has been issued, except as provided in the following sentence, the Lenders shall be deemed to have authorized (but may not require) the Letter of Credit Issuer to reinstate all or a portion of the stated amount thereof in accordance with the provisions of such Letter of Credit. Notwithstanding the foregoing, if such Auto-Reinstatement Letter of Credit permits the Letter of Credit Issuer to decline to reinstate all or any portion of the stated amount thereof after a drawing thereunder by giving notice of such non-reinstatement within a specified number of days after such drawing (the “Non-Reinstatement Deadline”), the Letter of Credit Issuer shall not permit such reinstatement if it has received a notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Reinstatement Deadline (A) from the Administrative Agent that the Required Revolving Credit Lenders have elected not to permit such reinstatement or (B) from the Administrative Agent, any Lender or the Parent Borrower that one or more of the applicable conditions specified in Sections 6 and 7 are not then satisfied (treating such reinstatement as the issuance of a Letter of Credit for purposes of this clause) and, in each case, directing the Letter of Credit Issuer not to permit such reinstatement.
          (f) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit (including any Existing Letter of Credit) to an advising bank with respect thereto or to the beneficiary thereof, the Letter of Credit Issuer will also deliver to the Parent Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment. On the last Business Day of each March, June, September and December, each Letter of Credit Issuer shall provide the Administrative Agent a list of all Letters of Credit (including any Existing Letter of Credit) issued by it that are outstanding at such time.
          (g) The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the Parent Borrower that the Letter of Credit may be issued in accordance with, and will not violate the requirements of, Section 3.1(b).
          3.3. Letter of Credit Participations.
          (a) Immediately upon the issuance by the Letter of Credit Issuer of any Letter of Credit, the Letter of Credit Issuer shall be deemed to have sold and transferred to each Revolving Credit Lender (each such Revolving Credit Lender, in its capacity under this Section 3.3, an “L/C Participant”), and each such L/C Participant shall be deemed irrevocably and unconditionally to have purchased and received from the Letter of Credit Issuer, without recourse or warranty, an undivided interest and participation (each an “L/C Participation”), to the extent of such L/C Participant’s Revolving Credit Commitment Percentage in each Letter of Credit, each substitute therefor, each drawing made thereunder and the obligations of the Parent Borrower under this Agreement with respect thereto, and any security therefor or guaranty pertaining thereto; provided that the Letter of Credit Fees will be paid directly to the Administrative Agent for the ratable account of the L/C Participants as provided in Section 4.1(b) and the L/C Participants shall have no right to receive any portion of any Fronting Fees.
          (b) In determining whether to pay under any Letter of Credit, the Letter of Credit Issuer shall have no obligation relative to the L/C Participants other than to confirm that any documents required to be delivered under such Letter of Credit have been delivered and that they appear to comply on their face with the requirements of such Letter of Credit. Any action taken or omitted to be taken by the relevant Letter of Credit Issuer under or in connection with any Letter of Credit issued by it, if taken or omitted in the absence of gross negligence or willful misconduct, shall not create for the Letter of Credit Issuer any resulting liability.
          (c) In the event that the Letter of Credit Issuer makes any payment under any Letter of Credit issued by it and the Parent Borrower shall not have repaid such amount in full to the respective Letter of Credit Issuer pursuant to Section 3.4(a), the Letter of Credit Issuer shall promptly notify the Administrative Agent and each L/C Participant of such failure, and each L/C Participant shall promptly and unconditionally pay to the Administrative Agent for the account of the Letter of Credit Issuer, the amount of such L/C Participant’s Revolving Credit Commitment Percentage of the Dollar Equivalent of such unreimbursed payment in Dollars and in immediately available funds; provided, however, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of such unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under any such Letter of Credit as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer. If the Letter of Credit Issuer so notifies, prior to 11:00 a.m. (New York City time) on any Business Day, any L/C Participant required to fund a payment under a Letter of Credit, such L/C Participant shall make available to the Administrative Agent for the account of the Letter of Credit Issuer such L/C Participant’s Revolving Credit Commitment Percentage of the amount of such payment no later than 1:00 p.m. (New York City time) on such Business Day in Dollars and in immediately available funds. If and to the extent such L/C Participant shall not have so made its Revolving Credit Commitment Percentage of the amount of such payment available to the Administrative Agent for the account of the Letter of Credit Issuer, such L/C Participant agrees to pay to the Administrative Agent for the account of the Letter of Credit Issuer, forthwith on demand, such amount, together with interest thereon for each day from such date until the date such amount is paid to the Administrative Agent for the account of the Letter of Credit Issuer at a rate per annum equal to the Overnight Rate from time to time then in effect, plus any administrative, processing or similar fees customarily charged by the Letter of Credit Issuer in connection with the foregoing. The failure of any L/C Participant to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any payment under any Letter of Credit shall not relieve any other L/C Participant of its obligation hereunder to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any payment under such Letter of Credit on the date required, as specified above, but no L/C Participant shall be responsible for the failure of any other L/C Participant to make available to the Administrative Agent such other L/C Participant’s Revolving Credit Commitment Percentage of any such payment.
          (d) Whenever the Letter of Credit Issuer receives a payment in respect of an unpaid reimbursement obligation as to which the Administrative Agent has received for the account of the Letter of Credit Issuer any payments from the L/C Participants pursuant to clause (c) above, the Letter of Credit Issuer shall pay to the Administrative Agent and the Administrative Agent shall promptly pay to each L/C Participant that has paid its Revolving Credit Commitment Percentage of such reimbursement obligation, in Dollars and in immediately available funds, an amount equal to such L/C Participant’s share (based upon the proportionate aggregate amount originally funded by such L/C Participant to the aggregate amount funded by all L/C Participants) of the Dollar Equivalent of the amount so paid in respect of such reimbursement obligation and interest thereon accruing after the purchase of the respective L/C Participations at the Overnight Rate.
          (e) The obligations of the L/C Participants to make payments to the Administrative Agent for the account of a Letter of Credit Issuer with respect to Letters of Credit shall be irrevocable and not subject to counterclaim, set-off or other defense or any other qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including under any of the following circumstances:
     (i) any lack of validity or enforceability of this Agreement or any of the other Credit Documents;
     (ii) the existence of any claim, set-off, defense or other right that the Parent Borrower may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), the Administrative Agent, the Letter of Credit Issuer, any Lender or other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between the Parent Borrower and the beneficiary named in any such Letter of Credit);
     (iii) any draft, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;
     (iv) the surrender or impairment of any security for the performance or observance of any of the terms of any of the Credit Documents; or
     (v) the occurrence of any Default or Event of Default;
provided, however, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under any such Letter of Credit as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer.

          3.4. Agreement to Repay Letter of Credit Drawings.
          (a) The Parent Borrower hereby agrees to reimburse the Letter of Credit Issuer, by making payment in with respect to any drawing under any Letter of Credit in the same currency in which such drawing was made unless (A) the Letter of Credit Issuer (at its option) shall have specified in the notice of drawing that it will require reimbursement in Dollars, or (B) in the absence of any such requirement for reimbursement in Dollars, the Parent Borrower shall have notified the Letter of Credit Issuer promptly following receipt of the notice of drawing that the Parent Borrower will reimburse the Letter of Credit Issuer in Dollars. In the case of any reimbursement in Dollars of a drawing of a Letter of Credit denominated in an Alternative Currency, the Letter of Credit Issuer shall notify the Parent Borrower of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. Any such reimbursement shall be made by the Parent Borrower to the Administrative Agent in immediately available funds for any payment or disbursement made by the Letter of Credit Issuer under any Letter of Credit (each such amount so paid until reimbursed, an “Unpaid Drawing”) no later than the date that is one Business Day after the date on which the Parent Borrower receives notice of such payment or disbursement (the “Reimbursement Date”), with interest on the amount so paid or disbursed by the Letter of Credit Issuer, to the extent not reimbursed prior to 5:00 p.m. (New York City time) on the Reimbursement Date, from the Reimbursement Date to the date the Letter of Credit Issuer is reimbursed therefor at a rate per annum that shall at all times be the Applicable ABR Margin plus the ABR as in effect from time to time, provided that, notwithstanding anything contained in this Agreement to the contrary, (i) unless the Parent Borrower shall have notified the Administrative Agent and the relevant Letter of Credit Issuer prior to 12:00 noon (New York City time) on the Reimbursement Date that the Parent Borrower intends to reimburse the relevant Letter of Credit Issuer for the amount of such drawing with funds other than the proceeds of Loans, the Parent Borrower shall be deemed to have given a Notice of Borrowing requesting that, with respect to Letters of Credit, the Revolving Credit Lenders make Revolving Credit Loans (which shall be denominated in Dollars and which shall be ABR Loans) on the Reimbursement Date in the amount, or Dollar Equivalent of the amount, as applicable, of such drawing and (ii) the Administrative Agent shall promptly notify each L/C Participant of such drawing and the amount of its Revolving Credit Loan to be made in respect thereof, and each L/C Participant shall be irrevocably obligated to make a Revolving Credit Loan to the Parent Borrower in Dollars in the manner deemed to have been requested in the amount of its Revolving Credit Commitment Percentage of the applicable Unpaid Drawing by 2:00 p.m. (New York City time) on such Reimbursement Date by making the amount of such Revolving Credit Loan available to the Administrative Agent. Such Revolving Credit Loans shall be made without regard to the Minimum Borrowing Amount. The Administrative Agent shall use the proceeds of such Revolving Credit Loans solely for purpose of reimbursing the Letter of Credit Issuer for the related Unpaid Drawing. In the event that the Parent Borrower fails to Cash Collateralize any Letter of Credit (including, without limitation, the UK Pension Letter of Credit) that is outstanding on the L/C Facility Maturity Date, the full amount of the Letters of Credit Outstanding in respect of such Letter of Credit shall be deemed to be an Unpaid Drawing subject to the provisions of this Section 3.4 except that the Letter of Credit Issuer shall hold the proceeds received from the L/C Participants as contemplated above as cash collateral for such Letter of Credit to reimburse any Drawing under such Letter of Credit and shall use such proceeds first, to reimburse itself for any Drawings made in respect of such Letter of Credit following the L/C Maturity Date, second, to the extent such Letter of Credit expires or is returned undrawn while any such cash collateral remains, to the repayment of obligations in respect of any Revolving Credit Loans that have not paid at such time and third, to the Parent Borrower or as otherwise directed by a court of competent jurisdiction. Nothing in this Section 3.4(a) shall affect the Parent Borrower’s obligation to repay all outstanding Revolving Credit Loans when due in accordance with the terms of this Agreement.
          (b) The obligations of the Parent Borrower under this Section 3.4 to reimburse the Letter of Credit Issuer with respect to Unpaid Drawings (including, in each case, interest thereon) shall be absolute and unconditional under any and all circumstances and irrespective of any set-off, counterclaim or defense to payment that the Parent Borrower or any other Person may have or have had against the Letter of Credit Issuer, the Administrative Agent or any Lender (including in its capacity as an L/C Participant), including any defense based upon the failure of any drawing under a Letter of Credit (each a “Drawing”) to conform to the terms of the Letter of Credit or any non-application or misapplication by the beneficiary of the proceeds of such Drawing and without regard to any adverse change in the relevant exchange rates or in the availability of the Alternative Currency to the Parent Borrower or in the relevant currency markets generally, provided that the Parent Borrower shall not be obligated to reimburse the Letter of Credit Issuer for any wrongful payment made by the Letter of Credit Issuer under the Letter of Credit issued by it as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer.
          3.5. Increased Costs. If after the date hereof, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or actual compliance by the Letter of Credit Issuer or any L/C Participant with any request or directive made or adopted after the date hereof (whether or not having the force of law), by any such authority, central bank or comparable agency shall either (a) impose, modify or make applicable any reserve, deposit, capital adequacy or similar requirement against letters of credit issued by the Letter of Credit Issuer, or any L/C Participant’s L/C Participation therein, or (b) impose on the Letter of Credit Issuer or any L/C Participant any other conditions affecting its obligations under this Agreement in respect of Letters of Credit or L/C Participations therein or any Letter of Credit or such L/C Participant’s L/C Participation therein, and the result of any of the foregoing is to increase the cost to the Letter of Credit Issuer or such L/C Participant of issuing, maintaining or participating in any Letter of Credit, or to reduce the amount of any sum received or receivable by the Letter of Credit Issuer or such L/C Participant hereunder (other than any such increase or reduction attributable to (i) taxes indemnified under Section 5.4, (ii) net income taxes and franchise and excise taxes (imposed in lieu of net income taxes) imposed on any Agent or Lender and, to the extent not duplicative, any Taxes imposed on any Agent or Lender where that Tax is imposed upon or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by such Agent or Lender or (iii) Taxes included under clause (b) of the definition of Excluded Taxes) in respect of Letters of Credit or L/C Participations therein, then, promptly after receipt of written demand to the Parent Borrower by the Letter of Credit Issuer or such L/C Participant, as the case may be (a copy of which notice shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent (with respect to Letter of Credit issued on account of the Parent Borrower)), the Parent Borrower shall pay to the Letter of Credit Issuer or such L/C Participant such additional amount or amounts as will compensate the Letter of Credit Issuer or such

L/C Participant for such increased cost or reduction, it being understood and agreed, however, that the Letter of Credit Issuer or an L/C Participant shall not be entitled to such compensation as a result of such Person’s compliance with, or pursuant to any request or directive to comply with, any such law, rule or regulation as in effect on the date hereof. A certificate submitted to the Parent Borrower by the relevant Letter of Credit Issuer or an L/C Participant, as the case may be (a copy of which certificate shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent), setting forth in reasonable detail the basis for the determination of such additional amount or amounts necessary to compensate the Letter of Credit Issuer or such L/C Participant as aforesaid shall be conclusive and binding on the Parent Borrower absent clearly demonstrable error.
          3.6. New or Successor Letter of Credit Issuer.
          (a) The Letter of Credit Issuer may resign as a Letter of Credit Issuer upon 60 days’ prior written notice to the Administrative Agent, the Lenders and the Parent Borrower. The Parent Borrower may replace the Letter of Credit Issuer for any reason upon written notice to the Administrative Agent and the Letter of Credit Issuer. The Parent Borrower may add Letter of Credit Issuers at any time upon notice to the Administrative Agent. If the Letter of Credit Issuer shall resign or be replaced, or if the Parent Borrower shall decide to add a new Letter of Credit Issuer under this Agreement, then the Parent Borrower may appoint from among the Lenders a successor issuer of Letters of Credit or a new Letter of Credit Issuer, as the case may be, or, with the consent of the Administrative Agent (such consent not to be unreasonably withheld), another successor or new issuer of Letters of Credit, whereupon such successor issuer shall succeed to the rights, powers and duties of the replaced or resigning Letter of Credit Issuer under this Agreement and the other Credit Documents, or such new issuer of Letters of Credit shall be granted the rights, powers and duties of a Letter of Credit Issuer hereunder, and the term “Letter of Credit Issuer” shall mean such successor or such new issuer of Letters of Credit effective upon such appointment. At the time such resignation or replacement shall become effective, the Parent Borrower shall pay to the resigning or replaced Letter of Credit Issuer all accrued and unpaid fees pursuant to Sections 4.1(c) and 4.1(d). The acceptance of any appointment as a Letter of Credit Issuer hereunder whether as a successor issuer or new issuer of Letters of Credit in accordance with this Agreement, shall be evidenced by an agreement entered into by such new or successor issuer of Letters of Credit, in a form satisfactory to the Parent Borrower and the Administrative Agent and, from and after the effective date of such agreement, such new or successor issuer of Letters of Credit shall become a “Letter of Credit Issuer” hereunder. After the resignation or replacement of a Letter of Credit Issuer hereunder, the resigning or replaced Letter of Credit Issuer shall remain a party hereto and shall continue to have all the rights and obligations of a Letter of Credit Issuer under this Agreement and the other Credit Documents with respect to Letters of Credit issued by it prior to such resignation or replacement, but shall not be required to issue additional Letters of Credit. In connection with any resignation or replacement pursuant to this clause (a) (but, in case of any such resignation, only to the extent that a successor issuer of Letters of Credit shall have been appointed), either (i) the Parent Borrower, the resigning or replaced Letter of Credit Issuer and the successor issuer of Letters of Credit shall arrange to have any outstanding Letters of Credit issued by the resigning or replaced Letter of Credit Issuer replaced with Letters of Credit issued by the successor issuer of Letters of Credit or (ii) the Parent Borrower shall cause the successor issuer of Letters of Credit, if such successor issuer is reasonably satisfactory to the replaced or resigning Letter of Credit Issuer, to issue “back-stop”

Letters of Credit naming the resigning or replaced Letter of Credit Issuer as beneficiary for each outstanding Letter of Credit issued by the resigning or replaced Letter of Credit Issuer, which new Letters of Credit shall be denominated in the same currency as, and shall have a face amount equal to, the Letters of Credit being back-stopped and the sole requirement for drawing on such new Letters of Credit shall be a drawing on the corresponding back-stopped Letters of Credit. After any resigning or replaced Letter of Credit Issuer’s resignation or replacement as Letter of Credit Issuer, the provisions of this Agreement relating to a Letter of Credit Issuer shall inure to its benefit as to any actions taken or omitted to be taken by it (A) while it was a Letter of Credit Issuer under this Agreement or (B) at any time with respect to Letters of Credit issued by such Letter of Credit Issuer.
          (b) To the extent that there are, at the time of any resignation or replacement as set forth in clause (a) above, any outstanding Letters of Credit, nothing herein shall be deemed to impact or impair any rights and obligations of any of the parties hereto with respect to such outstanding Letters of Credit (including, without limitation, any obligations related to the payment of Fees or the reimbursement or funding of amounts drawn), except that the Parent Borrower, the resigning or replaced Letter of Credit Issuer and the successor issuer of Letters of Credit shall have the obligations regarding outstanding Letters of Credit described in clause (a) above.
          3.7. Role of Letter of Credit Issuer. Each Lender and the Parent Borrower agree that, in paying any drawing under a Letter of Credit, the Letter of Credit Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Required Revolving Credit Lenders; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Parent Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided that this assumption is not intended to, and shall not, preclude the Parent Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable or responsible for any of the matters described in Section 3.3(e); provided that anything in such Section to the contrary notwithstanding, the Parent Borrower may have a claim against the Letter of Credit Issuer, and the Letter of Credit Issuer may be liable to the Parent Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Parent Borrower which the Parent Borrower proves were caused by the Letter of Credit Issuer’s willful misconduct or gross negligence or the Letter of Credit Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the Letter of Credit Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the Letter of Credit Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.
          3.8. Cash Collateral.
          (a) Upon the request of the Administrative Agent, (A) if the Letter of Credit Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing, or (B) if, as of the L/C Maturity Date, there are any Letters of Credit Outstanding (including Letters of Credit Outstanding with respect to the UK Pension Letter of Credit), the Parent Borrower shall, in each case, immediately Cash Collateralize the then Letters of Credit Outstanding.
          (b) The Administrative Agent may, at any time and from time to time after the initial deposit of Cash Collateral, request that additional Cash Collateral be provided in order to protect against the results of exchange rate fluctuations.
          (c) If any Event of Default shall occur and be continuing, the Administrative Agent or Revolving Credit Lenders with Letter of Credit Exposure representing greater than 50% of the total Letter of Credit Exposure may require that the L/C Obligations be Cash Collateralized.
          (d) For purposes of this Section 3.8, “Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Letter of Credit Issuer and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances in the currencies in which the Letters of Credit Outstanding are denominated and in an amount equal to the amount of the Letters of Credit Outstanding required to be Cash Collateralized pursuant to documentation in form and substance satisfactory to the Administrative Agent and the Letter of Credit Issuer (which documents are hereby consented to by the Lenders). Derivatives of such term have corresponding meanings. The Parent Borrower hereby grants to the Administrative Agent, for the benefit of the Letter of Credit Issuer and the L/C Participants, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts with the Administrative Agent.
          3.9. Applicability of ISP and UCP. Unless otherwise expressly agreed by the L/C Issuer and the Parent Borrower when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance, shall apply to each commercial Letter of Credit.
          3.10. Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.
          3.11. Letters of Credit Issued for Restricted Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Restricted Subsidiary, the Parent Borrower shall be obligated to reimburse the Letter of Credit Issuer hereunder for any and all drawings under such Letter of Credit. The Parent Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Restricted Subsidiaries inures to the benefit of the Parent Borrower, and that the Parent Borrower’s business derives substantial benefits from the businesses of such Restricted Subsidiaries.
          SECTION 4. Fees; Commitments
          4.1. Fees.
          (a) The Parent Borrower agrees to pay to the Administrative Agent in Dollars, for the account of each Revolving Credit Lender (in each case pro rata according to the respective Revolving Credit Commitments of all such Lenders), a commitment fee (the “Commitment Fee”) for each day from the Closing Date to the Revolving Credit Termination Date. Except as provided below, each Commitment Fee shall be payable (x) quarterly in arrears on the last Business Day of each March, June, September and December (for the three-month period (or portion thereof) ended on such day for which no payment has been received) and (y) on the Revolving Credit Termination Date (for the period ended on such date for which no payment has been received pursuant to clause (x) above), and shall be computed for each day during such period at a rate per annum equal to the Commitment Fee Rate in effect on such day on the Available Commitment in effect on such day. Notwithstanding the foregoing, with respect to any Applicable Quarter, on any date during such Applicable Quarter (I) that is prior to the date on which Section 9.1 Financials are due with respect to the fiscal quarter immediately preceding such Applicable Quarter and (II) on which any Commitment Fee is payable on any Available Commitment pursuant to this subclause (a) (other than pursuant to subclause (y) above) in respect of any period included in such Applicable Quarter, the amount of such Commitment Fee required to be paid on such date in respect of such Available Commitment and such period (as to any Available Commitment, a “Commitment Fee Payment”) shall be reduced by an amount equal to the Reserve Amount with respect to such Commitment Fee for such period; provided that, if the amount of any Commitment Fee Payment on any Available Commitment shall have been reduced during any Applicable Quarter pursuant to the foregoing provisions, then, on the date (the “Commitment Fee Gross-Up Date”) that is the earlier of (x) the Applicable Date in respect of such Applicable Quarter and (y) the date on which all Revolving Credit Commitments have been terminated in full, the Parent Borrower shall pay an additional commitment fee on such Available Commitment in an amount equal to the aggregate of the Reserve Amounts for such Available Commitment so deducted during such Applicable Quarter unless:
     (1) the Parent Borrower shall have delivered, at least four Business Days prior to such Commitment Fee Gross-Up Date, Section 9.1 Financials for the fiscal quarter immediately preceding such Applicable Quarter and
     (2) either:
     (A) such Section 9.1 Financials reveal a change in Status that results in a decrease in the Commitment Fee Rate, in which case, no payment of any such Reserve Amounts for such Available Commitment shall be required; or

     (B) such Section 9.1 Financials reveal a change in Status that results in an increase in the Commitment Fee Rate, in which case, the Parent Borrower shall pay the aggregate of the Reserve Amounts for such Available Commitment for such period as provided above, and shall also pay an additional commitment fee in respect of such Available Commitment on such Commitment Fee Gross-Up Date in an amount equal to the amount (if any) by which (I) the sum of (x) the aggregate amount of all Commitment Fees actually paid during such Applicable Quarter in respect of such Available Commitment for any period included therein plus (y) the aggregate of the Reserve Amounts for such Available Commitment for such Applicable Quarter is less than (II) the aggregate amount of Commitment Fees that would have been payable on such Available Commitment during such Applicable Quarter in respect of any period included therein if such change of Status had taken effect on the first day of such Applicable Quarter.
          (b) The Parent Borrower agrees to pay to the Administrative Agent in Dollars for the account of the Revolving Credit Lenders pro rata on the basis of their respective Letter of Credit Exposure, a fee in respect of each Letter of Credit (the “Letter of Credit Fee”), for the period from the date of issuance of such Letter of Credit to the termination date of such Letter of Credit computed at the per annum rate for each day equal to the Applicable LIBOR Margin for Revolving Credit Loans minus 0.125% per annum on the average daily Stated Amount of such Letter of Credit (provided that in no event shall the payment of Letter of Credit Fees in excess of the amounts payable pursuant to the last two sentences of this subclause (b) be required). Except as provided below, such Letter of Credit Fees shall be due and payable (x) quarterly in arrears on the last Business Day of each March, June, September and December and (y) on the date upon which the Total Revolving Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero. Notwithstanding the foregoing, with respect to any Applicable Quarter, on any date during such Applicable Quarter (I) that is prior to the date on which Section 9.1 Financials are due with respect to the fiscal quarter immediately preceding such Applicable Quarter and (II) on which any Letter of Credit Fee is payable on any Letter of Credit pursuant to this subclause (b) (other than pursuant to subclause (y) above) in respect of any period included in such Applicable Quarter, the amount of such Letter of Credit Fee required to be paid on such date in respect of such Letter of Credit for such period (as to any Letter of Credit, an “L/C Fee Payment”) shall be reduced by an amount equal to the Reserve Amount with respect to such Letter of Credit Fee for such period; provided that, if the amount of any L/C Fee Payment on any Letter of Credit shall have been reduced during any Applicable Quarter pursuant to the foregoing provisions, then, on the date (the “L/C Fee Gross-Up Date”) that is the earlier of (x) the Applicable Date in respect of such Applicable Quarter and (y) the Revolving Credit Termination Date, the Parent Borrower shall pay an additional letter of credit fee on such Letter of Credit in an amount equal to the aggregate of the Reserve Amounts for such Letter of Credit so deducted during such Applicable Quarter unless:
     (1) the Parent Borrower shall have delivered, at least four Business Days prior to such L/C Fee Gross-Up Date, Section 9.1 Financials for the fiscal quarter immediately preceding such Applicable Quarter and
     (2) either:

     (A) such Section 9.1 Financials reveal a change in Status that results in a decrease in the Letter of Credit Fee rate with respect to such Letter of Credit, in which case, in lieu of paying the aggregate of the Reserve Amount for such Letter of Credit for such period as provided above, the Parent Borrower shall pay on such L/C Fee Gross-Up Date an amount equal to the excess (if any) of (I) the aggregate amount of Letter of Credit Fees that would have been payable on such Letter of Credit during such Applicable Quarter in respect of any period included therein if such change of Status had taken effect on the first day of such Applicable Quarter over (II) the aggregate amount of all Letter of Credit Fee payments actually made on such Letter of Credit during such Applicable Quarter in respect of any period included therein; or
     (B) such Section 9.1 Financials reveal a change in Status that results in an increase in the Letter of Credit Fee rate, in which case, the Parent Borrower shall pay the aggregate of the Reserve Amounts for such Letter of Credit for such period as provided above, and shall also pay additional letter of credit fees in respect of such Letter of Credit on such L/C Fee Gross-Up Date in an amount equal to the amount (if any) by which (I) the sum of (x) the aggregate amount of all Letter of Credit Fees actually paid during such Applicable Quarter in respect of such Letter of Credit for any period included therein plus (y) the aggregate of the Reserve Amounts for such Letter of Credit for such Applicable Quarter is less than (II) the aggregate amount of Letter of Credit Fees that would have been payable on such Letter of Credit during such Applicable Quarter in respect of any period included therein if such change of Status had taken effect on the first day of such Applicable Quarter.
          (c) The Parent Borrower agrees to pay to each Letter of Credit Issuer a fee in Dollars in respect of each Letter of Credit issued by it (the “Fronting Fee”), for the period from the date of issuance of such Letter of Credit to the termination date of such Letter of Credit, computed at the rate for each day equal to 0.125% per annum on the average daily Stated Amount of such Letter of Credit. Such Fronting Fees shall be due and payable (x) quarterly in arrears on the last Business Day of each March, June, September and December and (y) on the date upon which the Total Revolving Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.
          (d) The Parent Borrower agrees to pay directly to the Letter of Credit Issuer in Dollars upon each issuance of, drawing under, and/or amendment of, a Letter of Credit issued by it such amount as the Letter of Credit Issuer and the Parent Borrower shall have agreed upon for issuances of, drawings under or amendments of, letters of credit issued by it.
          (e) Notwithstanding the foregoing, the Parent Borrower shall not be obligated to pay any amounts to any Defaulting Lender pursuant to this Section 4.1.
          4.2. Voluntary Reduction of Revolving Credit Commitments. Upon at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent at the Administrative Agent’s Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Parent Borrower (on behalf of itself)

shall have the right, without premium or penalty, on any day, permanently to terminate or reduce the Revolving Credit Commitments in whole or in part, provided that (a) any such reduction shall apply proportionately and permanently to reduce the Revolving Credit Commitment of each of the Lenders, (b) any partial reduction pursuant to this Section 4.2 shall be in the amount of at least $10,000,000 and (c) after giving effect to such termination or reduction and to any prepayments of the Loans made on the date thereof in accordance with this Agreement, the aggregate amount of the Lenders’ Revolving Credit Exposures shall not exceed the Total Revolving Credit Commitment.
          4.3. Mandatory Termination of Commitments.
          (a) The Tranche A Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Closing Date.
          (b) The Tranche B Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Closing Date.
          (c) The European Tranche Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Closing Date.
          (d) The Revolving Credit Commitment shall terminate at 5:00 p.m. (New York City time) on the Revolving Credit Maturity Date.
          (e) The Swingline Commitment shall terminate at 5:00 p.m. (New York City time) on the Swingline Maturity Date.
          (f) The New Term Loan Commitment for any Series shall, unless otherwise provided in the applicable Joinder Agreement, terminate at 5:00 p.m. (New York City time) on the Increased Amount Date for such Series.
          SECTION 5. Payments
          5.1. Voluntary Prepayments. Each Borrower shall have the right to prepay its Term Loans, Revolving Credit Loans and Swingline Loans, in each case, without premium or penalty, in whole or in part from time to time on the following terms and conditions: (a) such Borrower shall give the Administrative Agent at the Administrative Agent’s Office written notice (or telephonic notice promptly confirmed in writing) of its intent to make such prepayment, the amount of such prepayment and (in the case of LIBOR Loans) the specific Borrowing(s) pursuant to which made, which notice shall be given by such Borrower no later than 12:00 noon (New York City time) (i) in the case of LIBOR Loans denominated in Dollars, three Business Days prior to, (ii) in the case of Loans denominated in an Alternative Currency, four Business Days prior to, (iii) in the case of ABR Loans (other than Swingline Loans), one Business Day prior to or (iv) in the case of Swingline Loans, on, the date of such prepayment and shall promptly be transmitted by the Administrative Agent to each of the Lenders or the Swingline Lender, as the case may be; (b) each partial prepayment of (i) any Borrowing of LIBOR Loans denominated in Dollars shall be in a minimum amount of $10,000,000 and in multiples of $1,000,000 in excess thereof, (ii) any ABR Loans (other than Swingline Loans) shall be in a minimum amount of $1,000,000 and in multiples of $1,000,000 in excess thereof, (iii) any Loans denominated in Euro shall be in a minimum amount of €10,000,000 and in multiples of €1,000,000 in excess thereof, (iv) any Loans denominated in Sterling shall be in a minimum amount of £5,000,000 and in multiples of £1,000,000 in excess thereof and (v) Swingline Loans shall be in a minimum amount of $500,000 and in multiples of $100,000 in excess thereof, provided that no partial prepayment of LIBOR Loans made pursuant to a single Borrowing shall reduce the outstanding LIBOR Loans made pursuant to such Borrowing to an amount less than the applicable Minimum Borrowing Amount for such LIBOR Loans and (c) any prepayment of LIBOR Loans pursuant to this Section 5.1 on any day other than the last day of an Interest Period applicable thereto shall be subject to compliance by the Parent Borrower with the applicable provisions of Section 2.11. Each prepayment in respect of any Term Loans pursuant to this Section 5.1 shall be (a) applied to the Class or Classes of Term Loans as the Parent Borrower may specify and (b) applied to reduce Tranche A Repayment Amounts, Tranche B Repayment Amounts, European Tranche Repayment Amounts and/or any New Term Loan Repayment Amounts, as the case may be, in such order as the Parent Borrower may specify. At the Parent Borrower’s election in connection with any prepayment pursuant to this Section 5.1, such prepayment shall not be applied to any Term Loan or Revolving Credit Loan of a Defaulting Lender.
          5.2. Mandatory Prepayments.
          (a) Term Loan Prepayments. (i) On each occasion that a Prepayment Event occurs, the applicable Borrower shall, within three Business Days after its receipt of the Net Cash Proceeds of a Debt Incurrence Prepayment Event and within seven Business Days after the occurrence of any other Prepayment Event (or, in the case of Deferred Net Cash Proceeds, within seven Business Days after the Deferred Net Cash Proceeds Payment Date), prepay, in accordance with clause (c) below, Term Loans with a Dollar Equivalent principal amount equal to 100% of the Net Cash Proceeds from such Prepayment Event.
          (ii) Not later than the date that is ninety days after the last day of any fiscal year (commencing with and including the fiscal year ending December 31, 2007), the applicable Borrowers shall prepay, in accordance with clause (c) below, Term Loans with a Dollar Equivalent principal amount equal to (x) 50% of Excess Cash Flow for such fiscal year, provided that (A) the percentage in this Section 5.2(a)(ii) shall be reduced to 25% if the ratio of Consolidated Total Debt on the date of prepayment (prior to giving effect thereto and as certified by an Au thorized Officer of the Parent Borrower) to Consolidated EBITDA for the most recent Test Period ended prior to such prepayment date is less than or equal to 5.5 to 1.0 but greater than 5.0 to 1.0 and (B) no payment of any Term Loans shall be required under this Section 5.2(a)(ii) if the ratio of Consolidated Total Debt on the date of prepayment (prior to giving effect thereto and as certified by an Authorized Officer of the Parent Borrower) to Consolidated EBITDA for the most recent Test Period ended prior to such prepayment date is less than or equal to 5.0 to 1.00, minus (y) the Dollar Equivalent principal amount of Term Loans voluntarily prepaid pursuant to Section 5.1 during such fiscal year.
          (b) Repayment of Revolving Credit Loans. (i) If on any date the aggregate amount of the Lenders’ Revolving Credit Exposures (collectively, the “Aggregate Revolving Credit Outstandings”) for any reason exceeds 100% of the Total Revolving Credit Commitment then in effect, the Parent Borrower shall forthwith repay on such date the principal amount of Swingline Loans and, after all Swingline Loans have been paid in full, Revolving Credit Loans in an amount equal to such excess. If, after giving effect to the prepayment of all outstanding Swingline Loans and Revolving Credit Loans, the Aggregate Revolving Credit Outstandings exceed the Total Revolving Credit Commitment then in effect, the Parent Borrower shall Cash Collateralize the Letters of Credit Outstanding to the extent of such excess.
          (ii) If on any date the aggregate amount of the Lenders’ Multicurrency Exposures (collectively, the “Aggregate Multicurrency Exposures”) for any reason exceeds 105% of the Multicurrency Sublimit as then in effect, the Parent Borrower shall forthwith repay on such date Revolving Credit Loans denominated in Alternative Currencies in a principal amount such that, after giving effect to such repayment, the Aggregate Multicurrency Exposures do not exceed 100% of the Multicurrency Sublimit. If, after giving effect to the prepayment of all outstanding Revolving Credit Loans denominated in Alternative Currencies, the Aggregate Multicurrency Exposures exceed 100% of the Multicurrency Sublimit, the Parent Borrower shall Cash Collateralize the Letters of Credit Outstanding in respect of Letters of Credit denominated in Alternative Currencies to the extent of such excess.
          (c) Application to Repayment Amounts. Subject to Section 5.2(h), each prepayment of Term Loans required by Section 5.2(a)(i) or (ii) shall, prior to the date that is three years after the Closing Date, be allocated using Dollar Equivalent amounts pro rata among the Tranche A Term Loans, the Tranche B Term Loans and European Tranche Term Loans based on the applicable remaining Repayment Amounts due thereunder during such period and shall be applied to reduce such Repayment Amounts in the direct order of maturity thereof. Subject to Section 5.2(h), from and after the date that is three years after the Closing Date, each prepayment of Term Loans pursuant to Section 5.2(a)(i) or (ii) shall be allocated pro rata among the Tranche A Term Loans, the Tranche B Term Loans and the European Tranche Term Loans based on the applicable remaining Repayment Amounts due thereunder and shall be applied (x) in the case of Tranche A Term Loans, to reduce the respective Tranche A Repayment Amounts on a pro rata basis and (y) in the case of Tranche B Term Loans and European Tranche Term Loans, first, to the next eight unpaid Repayment Amounts due in respect of such Term Loans in direct order of maturity thereof, and, second, on a pro rata basis among the remaining unpaid Repayment Amounts due in respect of such Term Loans. Subject to Section 5.2(h), with respect to each such prepayment, the applicable Borrower will, not later than the date specified in Section 5.2(a) for making such prepayment, give the Administrative Agent telephonic notice (promptly confirmed in writing and which shall include a calculation of the amount of such prepayment to be applied to each Class of Term Loans) requesting that the Administrative Agent provide notice of such prepayment to each Tranche A Term Loan Lender, Tranche B Term Loan Lender or European Tranche Term Loan Lender, as applicable.
          (d) Application to Term Loans. With respect to each prepayment of Term Loans required by Section 5.2(a), the Parent Borrower may, if applicable, designate the Types of Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made. In the absence of a designation by the Parent Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.

          (e) Application to Revolving Credit Loans. With respect to each prepayment of Revolving Credit Loans required by Section 5.2(b), the Parent Borrower may designate (i) the Types of Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made and (ii) the Revolving Credit Loans to be prepaid, provided that (y) each prepayment of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans; and (z) notwithstanding the provisions of the preceding clause (y), no prepayment of Revolving Credit Loans shall be applied to the Revolving Credit Loans of any Defaulting Lender unless otherwise agreed in writing by the Parent Borrower. In the absence of a designation by the Parent Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.
          (f) LIBOR Interest Periods. In lieu of making any payment pursuant to this Section 5.2 in respect of any LIBOR Loan other than on the last day of the Interest Period therefor so long as no Event of Default shall have occurred and be continuing, the applicable Borrower at its option may deposit with the Administrative Agent an amount in the applicable currency equal to the amount of the LIBOR Loan to be prepaid and such LIBOR Loan shall be repaid on the last day of the Interest Period therefor in the required amount. Such deposit shall be held by the Administrative Agent in a corporate time deposit account established on terms reasonably satisfactory to the Administrative Agent, earning interest at the then-customary rate for accounts of such type. Such deposit shall constitute cash collateral for the LIBOR Loans to be so prepaid, provided that the applicable Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 5.2.
          (g) Minimum Amount. No prepayment shall be required pursuant to Section 5.2(a)(i) (i) in the case of any Disposition yielding Net Cash Proceeds of less than $1,000,000 in the aggregate and (ii) unless and until the amount at any time of Net Cash Proceeds from Prepayment Events required to be applied at or prior to such time pursuant to such Section and not yet applied at or prior to such time to prepay Term Loans pursuant to such Section exceeds (x) $10,000,000 for a single Prepayment Event or (y) $50,000,000 in the aggregate for all Prepayment Events (other than those which are either under the threshold specified in subclause (i) or over the threshold specified in subclause (ii)(x)) in any one fiscal year, at which time all such Net Cash Proceeds referred to in this subclause (y) with respect to such fiscal year shall be applied as a prepayment in accordance with this Section 5.2.
          (h) Foreign Asset Sales. Notwithstanding any other provisions of this Section 5.2, (I) until all European Tranche Term Loans have been repaid in full, Net Cash Proceeds of a Casualty Event or any asset sale by a Restricted Foreign Subsidiary giving rise to an Asset Sale Prepayment Event (a “Foreign Asset Sale”) shall be allocated first to the European Tranche Term Loans and until the date that is three years after the Closing Date shall be applied to reduce the Repayment Amounts of the European Tranche Term Loans in the direct order of maturity thereof and from and after the date that is three years after the Closing Date first to the next eight unpaid Repayment Amounts due in respect of the European Tranche Term Loans and second on a pro rata basis among the remaining unpaid Repayment Amounts due in respect of the European Tranche Term Loans, and (II) after all European Tranche Term Loans have been repaid in full, and at any time in the case of any Excess Cash Flow, (i) to the extent that any or all of the Net Cash Proceeds from a Foreign Asset Sale or any amount included in Excess Cash Flow and attributable to Foreign Subsidiaries are prohibited or delayed by applicable local law from being repatriated to the United States, such portion of the Net Cash Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Tranche A Term Loans or Tranche B Term Loans at the times provided in this Section 5.2 but may be retained by the applicable Restricted Foreign Subsidiary so long, but only so long, as the applicable local law will not permit repatriation to the United States (the Parent Borrower hereby agreeing to cause the applicable Restricted Foreign Subsidiary to promptly take all actions required by the applicable local law to permit such repatriation), and once such repatriation of any of such affected Net Cash Proceeds or Excess Cash Flow is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be promptly (and in any event not later than two Business Days after such repatriation) applied (net of additional taxes payable or reserved against as a result thereof) to the repayment of the Tranche A Term Loans and Tranche B Term Loans as required pursuant to this Section 5.2 and (ii) to the extent that the Parent Borrower has determined in good faith that repatriation of any of or all the Net Cash Proceeds of any Foreign Asset Sale or Excess Cash Flow would have a material adverse tax consequence with respect to such Net Cash Proceeds or Excess Cash Flow, the Net Cash Proceeds or Excess Cash Flow so affected may be retained by the applicable Restricted Foreign Subsidiary, provided that, in the case of this clause (ii), on or before the date on which any Net Cash Proceeds or Excess Cash Flow so retained would otherwise have been required to be applied to reinvestments or prepayments pursuant to Section 5.2(a), (x) the Parent Borrower applies an amount equal to such Net Cash Proceeds or Excess Cash Flow to such reinvestments or prepayments as if such Net Cash Proceeds or Excess Cash Flow had been received by the Parent Borrower rather than such Restricted Foreign Subsidiary, less the amount of additional taxes that would have been payable or reserved against if such Net Cash Proceeds or Excess Cash Flow had been repatriated (or, if less, the Net Cash Proceeds or Excess Cash Flow that would be calculated if received by such Foreign Subsidiary) or (y) such Net Cash Proceeds or Excess Cash Flow are applied to the repayment of Indebtedness of a Restricted Foreign Subsidiary.
          5.3. Method and Place of Payment.
          (a) Except as otherwise specifically provided herein, all payments under this Agreement shall be made by the applicable Borrower, without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders entitled thereto, the Letter of Credit Issuer or the Swingline Lender entitled thereto, as the case may be, not later than 2:00 p.m. (New York City time), in each case, on the date when due and shall be made in immediately available funds at the Administrative Agent’s Office or at such other office as the Administrative Agent shall specify for such purpose by notice to the applicable Borrower, it being understood that written or facsimile notice by the applicable Borrower to the Administrative Agent to make a payment from the funds in the Parent Borrower’s account at the Administrative Agent’s Office shall constitute the making of such payment to the extent of such funds held in such account. All repayments or prepayments of any Loans (whether of principal, interest or otherwise) hereunder shall be made in the currency in which such Loans are denominated and all other payments under each Credit Document shall, unless otherwise specified in such Credit Document, be made in Dollars. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (New York City time) or, otherwise, on the next Business Day) like funds relating to the payment of principal or interest or Fees ratably to the Lenders entitled thereto.

          (b) Any payments under this Agreement that are made later than 2:00 p.m. (New York City time) shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable during such extension at the applicable rate in effect immediately prior to such extension.
          5.4. Net Payments.
          (a) Any and all payments made by or on behalf of any Borrower or any Guarantor under this Agreement or any other Credit Document shall be made free and clear of, and without deduction or withholding for or on account of, any Indemnified Taxes; provided that if any Borrower or any Guarantor shall be required by applicable Requirements of Law to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions and withholdings (including deductions or withholdings applicable to additional sums payable under this Section 5.4) the Administrative Agent, the Collateral Agent or any Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable Borrower or such Guarantor shall make such deductions or withholdings and (iii) the applicable Borrower or such Guarantor shall timely pay the full amount deducted or withheld to the relevant Governmental Authority within the time allowed and in accordance with applicable Requirements of Law. Whenever any Indemnified Taxes are payable by any Borrower or Guarantor, as promptly as possible thereafter, such Borrower or Guarantor shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt (or other evidence acceptable to such Lender, acting reasonably) received by such Borrower or Guarantor showing payment thereof.
          (b) With respect to the European Tranche Term Loan, the Borrower or Guarantor is not required to make an increased payment or indemnity payment to the Administrative Agent, the Collateral Agent or any Lender under clauses (a) or (d) of this Section 5.4 for any deduction or withholding or payment for or on account of any Indemnified Taxes where that Tax is imposed by the United Kingdom from a payment of interest on a Loan if on the date on which the payment falls due:
     (i) the payment could have been made to the relevant Administrative Agent, the Collateral Agent and the Lender without a deduction or withholding for or an account of Taxes if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any Change in Law after the date it became an Administrative Agent, Collateral Agent or a Lender under this Agreement or other Credit Document; or
     (ii)
     (A) the relevant Lender is a Qualifying Lender solely under subclause (i)(B) of the definition of Qualifying Lender; and

     (B) the Board of the Inland Revenue has given (and not revoked) a direction (a “Direction”) under section 349C of the Taxes Act (as that provision has effect on the date on which the relevant Lender became a Party) which relates to that payment and that Lender has received from that Borrower or Guarantor a certified copy of that Direction; and
     (C) the payment could have been made to the Administrative Agent, Collateral Agent or Lender without any deduction or withholding for or on account of the Indemnified Taxes in the absence of that Direction; or
     (iii) the relevant Lender is a Qualifying Lender solely under subclause (i)(B) of the definition of Qualifying Lender and it has not, other than by reason of any change after the date of this Agreement or other Credit Document in (or in the interpretation, administration, or application of) any law, or any published practice or concession of any relevant Governmental Authority, given a Tax Confirmation to a Borrower or Guarantor;
     (iv) the relevant Lender is a Treaty Lender and the Borrower or Guarantor making the payment is able to demonstrate that the payment could have been made to that Lender without the deduction or withholding for or on account of any Indemnified Taxes had that Lender complied with its obligations under clause (f) below.
          (c) The Borrowers shall timely pay and shall indemnify and hold harmless the Administrative Agent, each Collateral Agent and each Lender (whether or not such Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority) with regard to any Other Taxes.
          (d) Subject to any limitation described in Section 5.4(b), the Borrowers shall indemnify and hold harmless the Administrative Agent, the Collateral Agent and each Lender within 15 Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on the Administrative Agent, the Collateral Agent or such Lender as the case may be, on or with respect to any payment by or on account of any obligation of any Borrower or any Guarantor hereunder or under any other Credit Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.4) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth reasonable detail as to the amount of such payment or liability delivered to the Parent Borrower by a Lender, the Administrative Agent or the Collateral Agent (as applicable) on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

          (e) Each Non-U.S. Lender with respect to the Tranche A Term Loan, Tranche B Term Loan or any other Loan made to the Parent Borrower shall, to the extent it is legally entitled to do so:
     (i) deliver to the Parent Borrower and the Administrative Agent two copies of either (x) in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, United States Internal Revenue Service Form W-8BEN (together with a certificate representing that such Non-U.S. Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Parent Borrower and is not a controlled foreign corporation related to the Parent Borrower (within the meaning of Section 864(d)(4) of the Code)), or (y) Internal Revenue Service Form W-8BEN or Form W-8ECI, in each case properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or reduced rate of, U.S. Federal withholding tax on payments by the Parent Borrower under this Agreement; and
     (ii) deliver to the Parent Borrower and the Administrative Agent two further copies of any such form or certification (or any applicable successor form) on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Parent Borrower;
unless in any such case any Change in Law has occurred prior to the date on which any such delivery would otherwise be required that renders any such form inapplicable or would prevent such Non-U.S. Lender from duly completing and delivering any such form with respect to it and such Non-U.S. Lender promptly so advises the Parent Borrower and the Administrative Agent. Each Person that shall become a Participant pursuant to Section 14.6 or a Lender pursuant to Section 14.6 shall, upon the effectiveness of the related transfer, be required to provide all the forms and statements required pursuant to this Section 5.4(e), provided that in the case of a Participant such Participant shall furnish all such required forms and statements to the Lender from which the related participation shall have been purchased.
          (f) Each Lender and Agent (including, for the avoidance of doubt, any Treaty Lender and Agent) that is entitled to an exemption from or reduction of non-U.S. withholding tax under the laws of the jurisdiction in which any Borrower or Guarantor is organized, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement or any other Credit Document by such Borrower or Guarantor shall deliver to such Borrower or Guarantor (with a copy to the applicable Administrative Agent), as applicable, at the time or times prescribed by applicable law and as reasonably requested by such Borrower or Guarantor, as applicable, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without such withholding or at such reduced rate, provided that such Lender or Agent is legally entitled to complete, execute and deliver such documentation and such documentation is necessary in order for such exemption or reduction to apply.
          (g) Notwithstanding anything to the contrary in this Agreement or any Credit Document, each European Tranche Term Loan Lender shall:

     (i) deliver to the European Subsidiary Borrower and the Administrative Agent on or before the date it becomes a party to this Agreement two copies of either (w) in the case of a European Tranche Term Loan Lender that is able to claim exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, United States Internal Revenue Service Form W-8BEN (together with a certificate representing that such European Tranche Term Loan Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Parent Borrower or the European Subsidiary Borrower and is not a controlled foreign corporation related to the Parent Borrower or the European Subsidiary Borrower (within the meaning of Section 864(d)(4) of the Code)), (x) in the case of a European Tranche Term Loan Lender that would be entitled to a complete exemption from U.S. federal withholding tax with respect to payments of interest under an applicable income tax treaty with the United States, Internal Revenue Service Form W-8BEN claiming such complete exemption, (y) in the case of a European Tranche Term Loan Lender that would be entitled to a complete exemption from U.S. federal withholding tax with respect to payments of interest because such payments are effectively connected with such Lender’s conduct of a United States trade or business, Internal Revenue Service Form W-8ECI, or (z) in the case of a European Tranche Term Loan Lender that is a United States person under Section 7701(a)(30) of the Code, United States Internal Revenue Service Form W-9 (or substitute or successor form), in each case properly completed and duly executed; and
     (ii) deliver to the European Subsidiary Borrower and the Administrative Agent two further copies of any such form or certification (or any applicable successor form) on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the European Subsidiary Borrower unless such Lender is no longer legally entitled to provide such form due to a Change in Law after the Lender became a Lender;
          (h) If any Lender, the Administrative Agent or the Collateral Agent, as applicable, determines, in its sole discretion, that it had received and retained a refund of an Indemnified Tax or Other Tax for which a payment has been made by any Borrower pursuant to this Agreement, which refund in the good faith judgment of such Lender, the Administrative Agent or the Collateral Agent, as the case may be, is attributable to such payment made by such Bor rower, then the Lender, the Administrative Agent or the Collateral Agent, as the case may be, shall reimburse such Borrower for such amount (together with any interest received thereon) as the Lender, Administrative Agent or the Collateral Agent, as the case may be, determines in its sole discretion to be the proportion of the refund as will leave it, after such reimbursement, in no better or worse position (taking into account expenses or any taxes imposed on the refund) than it would have been in if the payment had not been required; provided that such Borrower, upon the request of the Lender, the Administrative Agent or the Collateral Agent, agrees to repay the amount paid over to such Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender, the Administrative Agent or the Collateral Agent in the event the Lender, the Administrative Agent or the Collateral Agent is required to repay such refund to such Governmental Authority. A Lender, the Administrative Agent or the

Collateral Agent shall claim any refund that it determines is available to it, unless it concludes in its sole discretion that it would be adversely affected by making such a claim. Neither the Lender, the Administrative Agent nor the Collateral Agent shall be obliged to disclose any information regarding its tax affairs or computations to any Credit Party in connection with this clause (h) or any other provision of this Section 5.4.
          (i) If the Parent Borrower determines that a reasonable basis exists for contesting a Tax, each Lender or Agent, as the case may be, shall use reasonable efforts to cooperate with the Borrowers as the Parent Borrower may reasonably request in challenging such Tax. Subject to the provisions of Section 2.12, each Lender and Agent agree to use reasonable efforts to cooperate with the Borrowers as the Parent Borrower may reasonably request to minimize any amount payable by any Borrower or Guarantor pursuant to this Section 5.4. The Borrowers shall indemnify and hold each Lender and Agent harmless against any out-of-pocket expenses incurred by such Person in connection with any request made by Parent Borrower pursuant to this Section 5.4(h). Nothing in this Section 5.4(i) shall obligate any Lender or Agent to take any action that such Person, in its sole judgment, determines may result in a material detriment to such Person.
          (j) Each Lender and Agent with respect to the Tranche A Term Loan, Tranche B Term Loan and any other Loan made to the Parent Borrower that is a United States person under Section 7701(a)(30) of the Code shall, at the reasonable request of the Parent Borrower or the Administrative Agent, deliver to the Parent Borrower and the Administrative Agent two United States Internal Revenue Service Form W-9 (or substitute or successor form), properly completed and duly executed, certifying that such Lender or Agent is exempt from United States backup withholding; provided, that for the avoidance of doubt, the failure to deliver such forms shall not subject any Lender that may be treated as an exempt recipient based on the indicators described in Treasury Regulation 1.6049-4(c)(i)(ii) to backup withholding.
          (k) Any amount payable under this Agreement or any other Credit Document by a Borrower or a Guarantor is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount. If any such Tax is chargeable, the Borrower or Guarantor, as the case may be, must pay to the Administrative Agent, Collateral Agent or Lender, as the case may be, (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.
          (l) Where this Agreement or any other Credit Document requires any party to this Agreement or any Credit Document, as the case may be, to reimburse the Administrative Agent, the Collateral Agent or a Lender for any costs or expenses, that party must also at the same time pay and indemnify the Administrative Agent, Collateral Agent, or Lender, as the case may be against all value added tax or any other Tax of a similar nature incurred by the Administrative Agent, the Collateral Agent or a Lender in respect of the costs and expenses to the extent that the Administrative Agent, Collateral Agent or Lender acting reasonably determines that it is not entitled to a credit or repayment from the relevant tax authority in respect of that tax.
          (m) The Administrative Agent, Collateral Agent or a Lender, in each case, who is a Qualifying Lender solely under sub-paragraph (i)(B) of the definition of Qualifying Lender on the day on which this Agreement or any other Credit Document, as the case may be, is entered into gives a Tax Confirmation to the European Subsidiary Borrower and Guarantors by entering into this Agreement or any other Credit Document, as the case may be.
          (n) The agreements in this Section 5.4 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.
          5.5. Computations of Interest and Fees.
          (a) Except as provided in the next succeeding sentence, interest on LIBOR Loans and ABR Loans shall be calculated on the basis of a 360-day year for the actual days elapsed. Interest on ABR Loans in respect of which the rate of interest is calculated on the basis of the Administrative Agent’s prime rate, interest on LIBOR Loans denominated in Sterling and interest on overdue interest shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.
          (b) Fees and the average daily Stated Amount of Letters of Credit shall be calculated on the basis of a 360-day year for the actual days elapsed.
          5.6. Limit on Rate of Interest.
          (a) No Payment Shall Exceed Lawful Rate. Notwithstanding any other term of this Agreement, the Borrowers shall not be obliged to pay any interest or other amounts under or in connection with this Agreement or otherwise in respect of the Obligations in excess of the amount or rate permitted under or consistent with any applicable law, rule or regulation.
          (b) Payment at Highest Lawful Rate. If any Borrower is not obliged to make a payment that it would otherwise be required to make, as a result of Section 5.6(a), such Borrower shall make such payment to the maximum extent permitted by or consistent with applicable laws, rules and regulations.
          (c) Adjustment if Any Payment Exceeds Lawful Rate. If any provision of this Agreement or any of the other Credit Documents would obligate any Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate that would be prohibited by any applicable law, rule or regulation, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law, such adjustment to be effected, to the extent necessary, by reducing the amount or rate of interest required to be paid by such Borrower to the affected Lender under Section 2.8.
          Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from any Borrower an amount in excess of the maximum permitted by any applicable law, rule or regulation, then such Borrower shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to such Borrower.

          SECTION 6. Conditions Precedent to Initial Borrowing
          The initial Borrowing under this Agreement is subject to the satisfaction of the following conditions precedent, except as otherwise agreed between the Parent Borrower and the Administrative Agent.
          6.1. Credit Documents. The Administrative Agent shall have received:
     (a) this Agreement, executed and delivered by a duly authorized officer of each Borrower and each Lender;
     (b) the Guarantees, executed and delivered by a duly authorized officer of each Guarantor;
     (c) the U.S. Pledge Agreement, executed and delivered by a duly authorized officer of each pledgor party thereto;
     (d) the U.S. Security Agreement, executed and delivered by a duly authorized officer of each grantor party thereto;
     (e) the European Security Agreement and the other documents listed on Schedule 1.1(i), executed and delivered by a duly authorized officer of each pledgor, grantor or chargor party thereto; and
     (f) the Intercreditor Agreements, executed and delivered by a duly authorized officer of the applicable Credit Parties and of the Collateral Agent and the other agents party thereto.
          6.2. Collateral. Except for any items referred to on Schedule 9.14(e):
          (a) (x) All outstanding equity interests in whatever form of each Restricted Subsidiary directly owned by or on behalf of any U.S. Credit Party and required to be pledged pursuant to the U.S. Pledge Agreement shall have been pledged pursuant thereto and (y) the Collateral Agent shall have received all certificates representing securities pledged under the U.S. Pledge Agreement to the extent certificated, accompanied by instruments of transfer and undated stock powers endorsed in blank;
          (b) All documents and instruments, including Uniform Commercial Code or other applicable personal property and financing statements, reasonably requested by the Collateral Agent to be filed, registered or recorded to create the Liens intended to be created by any Security Document and perfect such Liens to the extent required by, and with the priority required by, such Security Document shall have been delivered to the Collateral Agent for filing, registration or recording; and
          (c) The Parent Borrower shall deliver to the Collateral Agent a completed Perfection Certificate, executed and delivered by an Authorized Officer of the Parent Borrower, together with all attachments contemplated thereby.

          6.3. Legal Opinions. The Administrative Agent shall have received the executed legal opinions of (a) Simpson Thacher & Bartlett LLP, special New York counsel to the Parent Borrower, substantially in the form of Exhibit H-1, (b) Robert A. Waterman, General Counsel of the Parent Borrower, substantially in the form of Exhibit H-2, (c) local counsel to the Administrative Agent in the jurisdictions listed on Schedule 6.3(a) in form and substance satisfactory to the Administrative Agent and (d) local counsel to the Borrowers and the Administrative Agent in the jurisdictions listed on Schedule 6.3(b) in form and substance satisfactory to the Administrative Agent. The Borrowers, the other Credit Parties and the Administrative Agent hereby instruct such counsel to deliver such legal opinions.
          6.4. Contemporaneous Debt Financings and Repayments. (i) The Parent Borrower shall have received gross proceeds of $5,700,000,000 from the issuance of Senior Second Lien Notes under the Senior Second Lien Notes Indenture, (ii) the Parent Borrower and the applicable borrowers and guarantors thereunder shall have entered into the ABL Facility providing for revolving borrowings in an aggregate principal amount of up to $2,000,000,000, and (iii) the Debt Repayment (other than any portion thereof to occur on a later date in accordance with the tender offers therefor) shall have occurred substantially contemporaneously with the initial extensions of credit hereunder.
          6.5. Equity Investments. Equity Investments in an amount not less than the Minimum Equity Amount shall have been made.
          6.6. Closing Certificates. The Administrative Agent shall have received a certificate of the U.S. Credit Parties, dated the Closing Date, substantially in the form of Exhibit I, with appropriate insertions, executed by the President or any Vice President and the Secretary or any Assistant Secretary of each U.S. Credit Party, and attaching the documents referred to in Section 6.7. The Administrative Agent shall have received with respect to each European Credit Party, such certificates and evidences of authority and authorization with respect to the European Credit Parties as are set forth on Schedule 1.1(i).
          6.7. Authorization of Proceedings of Each Credit Party. The Administrative Agent shall have received a copy of the resolutions, in form and substance satisfactory to the Administrative Agent, of the board of directors or other managers of each U.S. Credit Party (or a duly authorized committee thereof) authorizing (a) the execution, delivery and performance of the Credit Documents (and any agreements relating thereto) to which it is a party and (b) in the case of the Parent Borrower, the extensions of credit contemplated hereunder.
          6.8. Fees. The Agents shall have received the fees in the amounts previously agreed in writing by the Agents to be received on the Closing Date and all expenses (including the reasonable fees, disbursements and other charges of counsel) payable by the Credit Parties for which invoices have been presented prior to the Closing Date shall have been paid.
          6.9. Representations and Warranties. On the Closing Date, the representations and warranties made by the Credit Parties in Section 8.2, Section 8.5, Section 8.7 and Section 8.17, as they relate to the Credit Parties at such time, shall be true and correct in all material respects.

          6.10. Related Agreements. The Administrative Agent shall have received a fully executed or conformed copy of the Acquisition Agreement which shall be in full force and effect.
          6.11. Solvency Certificate. On the Closing Date, the Administrative Agent shall have received a certificate from an Authorized Officer of the Parent Borrower to the effect that after giving effect to the consummation of the Transactions, the Parent Borrower on a consolidated basis with its Subsidiaries is Solvent.
          6.12. Merger. Concurrently with the initial Credit Event hereunder, the Merger shall have been consummated in accordance with the terms of the Acquisition Agreement (or the Lead Arrangers shall be reasonably satisfied with the arrangements in place for the consummation of the Merger reasonably promptly after the initial Credit Event hereunder and shall have received confirmation from representatives of the Parent Borrower that such actions shall be taken promptly after the initial Credit Event hereunder), without giving effect to any amendments or waivers thereto that are materially adverse to the Lenders without the reasonable consent of the Joint Lead Arrangers.
          6.13. Pro Forma Balance Sheet. The Administrative Agent shall have received a pro forma consolidated balance sheet of HCA as of the last day of the most recently completed fiscal quarter ended prior to the Closing Date, after giving effect to the Transactions, together with a certificate of an Authorized Officer of the Parent Borrower to the effect that such statement accurately presents the pro forma consolidated financial position of HCA in accordance with GAAP.
          6.14. No Material Adverse Change. No Material Adverse Change shall have occurred since December 31, 2005.
          SECTION 7. Conditions Precedent to All Credit Events
          The agreement of each Lender to make any Loan requested to be made by it on any date (excluding Mandatory Borrowings and Revolving Credit Loans required to be made by the Revolving Credit Lenders in respect of Unpaid Drawings pursuant to Sections 3.3 and 3.4) and the obligation of the Letter of Credit Issuer to issue Letters of Credit on any date is subject to the satisfaction of the following conditions precedent:
          7.1. No Default; Representations and Warranties. At the time of each Credit Event and also after giving effect thereto (other than any Credit Event on the Closing Date) (a) no Default or Event of Default shall have occurred and be continuing and (b) all representations and warranties made by any Credit Party contained herein or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such Credit Event (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date).

          7.2. Notice of Borrowing; Letter of Credit Request.
          (a) Prior to the making of each Term Loan, the Administrative Agent shall have received a Notice of Borrowing (whether in writing or by telephone) meeting the requirements of Section 2.3.
          (b) Prior to the making of each Revolving Credit Loan (other than any Revolving Credit Loan made pursuant to Section 3.4(a)) and each Swingline Loan, the Administrative Agent shall have received a Notice of Borrowing (whether in writing or by telephone) meeting the requirements of Section 2.3.
          (c) Prior to the issuance of each Letter of Credit, the Administrative Agent and the Letter of Credit Issuer shall have received a Letter of Credit Request meeting the requirements of Section 3.2(a).
The acceptance of the benefits of each Credit Event shall constitute a representation and warranty by each Credit Party to each of the Lenders that all the applicable conditions specified in Section 7 above have been satisfied as of that time.
          SECTION 8. Representations, Warranties and Agreements
          In order to induce the Lenders to enter into this Agreement, to make the Loans and issue or participate in Letters of Credit as provided for herein, each Borrower makes the following representations and warranties to, and agreements with, the Lenders, all of which shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit (it being understood that the following representations and warranties shall be deemed made with respect to any Foreign Subsidiary only to the extent relevant under applicable law):
          8.1. Corporate Status. Each Borrower and each Material Subsidiary (a) is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its organization and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (b) has duly qualified and is authorized to do business and is in good standing (if applicable) in all jurisdictions where it is required to be so qualified, except where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect.
          8.2. Corporate Power and Authority. Each Credit Party has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party. Each Credit Party has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid and binding obligation of such Credit Party enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity.

          8.3. No Violation. Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party nor compliance with the terms and provisions thereof nor the consummation of the Merger and the other transactions contemplated hereby or thereby will (a) contravene any applicable provision of any material law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality, (b) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of such Credit Party or any of the Restricted Subsidiaries (other than Liens created under the Credit Documents or Liens subject to the Intercreditor Agreements) pursuant to, the terms of any material indenture, loan agreement, lease agreement, mortgage, deed of trust, agreement or other material instrument to which such Credit Party or any of the Restricted Subsidiaries is a party or by which it or any of its property or assets is bound (any such term, covenant, condition or provision, a “Contractual Requirement”) or (c) violate any provision of the certificate of incorporation, by-laws or other organizational documents of such Credit Party or any of the Restricted Subsidiaries.
          8.4. Litigation. Except as set forth on Schedule 8.4, there are no actions, suits or proceedings (including Environmental Claims) pending or, to the knowledge of any Borrower, threatened with respect to the Parent Borrower or any of its Subsidiaries that could reasonably be expected to result in a Material Adverse Effect.
          8.5. Margin Regulations. Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X of the Board.
          8.6. Governmental Approvals. The execution, delivery and performance of the Acquisition Agreement or any Credit Document do not require any consent or approval of, registration or filing with, or other action by, any Governmental Authority, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings and recordings in respect of the Liens created pursuant to the Security Documents and (iii) such licenses, approvals, authorizations or consents the failure to obtain or make could not reasonably be expected to have a Material Adverse Effect.
          8.7. Investment Company Act. No Borrower is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
          8.8. True and Complete Disclosure.
          (a) None of the written factual information and written data (taken as a whole) heretofore or contemporaneously furnished by or on behalf of any Borrower, any of the Subsidiaries or any of their respective authorized representatives to the Administrative Agent, any Joint Lead Arranger, and/or any Lender on or before the Closing Date (including all such information and data contained in (i) the Confidential Information Memorandum (as updated prior to the Closing Date) and (ii) the Credit Documents) for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement of any material fact or omitted to state any material fact necessary to make such information and data (taken as a whole) not misleading at such time in light of the circumstances under which such information or data was furnished, it being understood and agreed that for purposes of this Section 8.8(a), such factual information and data shall not include projections (including financial estimates, forecasts and other forward-looking information) and information of a general economic or general industry nature.
          (b) The projections (including financial estimates, forecasts and other forward-looking information) contained in the information and data referred to in clause (a) above were based on good faith estimates and assumptions believed by such Persons to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.
          8.9. Financial Condition; Financial Statements. (a) The unaudited historical consolidated financial information of HCA as set forth in the Confidential Information Memorandum, and (b) the Historical Financial Statements, in each case present fairly in all material respects the consolidated financial position of HCA at the respective dates of said information, statements and results of operations for the respective periods covered thereby. The financial statements referred to in clause (b) of this Section 8.9 have been prepared in accordance with GAAP consistently applied except to the extent provided in the notes to said financial statements. After the Closing Date, there has been no Material Adverse Effect since December 31, 2005.
          8.10. Tax Matters. Each of the Parent Borrower and the Subsidiaries has filed all federal income tax returns and all other material tax returns, domestic and foreign, required to be filed by it and all such tax returns are true and correct in all material respects and has paid all material taxes payable by it that have become due, other than those (a) not yet delinquent or (b) contested in good faith as to which adequate reserves have been provided to the extent required by law and in accordance with GAAP and which could not reasonably be expected to result in a Material Adverse Effect. Each Borrower and each of the Subsidiaries have paid, or have provided adequate reserves to the extent required by law and in accordance with GAAP for the payment of, all material federal, state, provincial and foreign taxes applicable for the current fiscal year to the Closing Date.
          8.11. Compliance with ERISA.
          (a) Each Plan is in compliance with ERISA, the Code and any applicable Requirement of Law; no Reportable Event has occurred (or is reasonably likely to occur) with respect to any Plan; no Plan is insolvent or in reorganization (or is reasonably likely to be insolvent or in reorganization), and no written notice of any such insolvency or reorganization has been given to the Parent Borrower or any ERISA Affiliate; no Plan (other than a multiemployer plan) has an accumulated or waived funding deficiency (or is reasonably likely to have such a deficiency); none of the Parent Borrower or any ERISA Affiliate has incurred (or is reasonably likely to incur) any liability to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code or has been notified in writing that it will incur any liability under any of the foregoing Sections with respect to any Plan; no proceedings have been instituted (or are reasonably likely to be instituted) to terminate or to reorganize any Plan or to appoint a trustee to administer any Plan, and no written notice of any such proceedings has been given to the Parent Borrower or any ERISA

Affiliate; and no lien imposed under the Code or ERISA on the assets of the Parent Borrower or any ERISA Affiliate exists (or is reasonably likely to exist) nor has the Parent Borrower or any ERISA Affiliate been notified in writing that such a lien will be imposed on the assets of the Parent Borrower or any ERISA Affiliate on account of any Plan, except to the extent that a breach of any of the representations, warranties or agreements in this Section 8.11(a) would not result, individually or in the aggregate, in an amount of liability that would be reasonably likely to have a Material Adverse Effect. No Plan (other than a multiemployer plan) has an Unfunded Current Liability that would, individually or when taken together with any other liabilities referenced in this Section 8.11(a), be reasonably likely to have a Material Adverse Effect. With respect to Plans that are multiemployer plans (as defined in Section 3(37) of ERISA), the representations and warranties in this Section 8.11(a), other than any made with respect to (i) liability under Section 4201 or 4204 of ERISA or (ii) liability for termination or reorganization of such Plans under ERISA, are made to the best knowledge of each Borrower.
          (b) All Foreign Plans are in compliance with, and have been established, administered and operated in accordance with, the terms of such Foreign Plans and applicable law, except for any failure to so comply, establish, administer or operate the Foreign Plans as would not reasonably be expected to have a Material Adverse Effect. All contributions or other payments which are due with respect to each Foreign Plan have been made in full and there are no funding deficiencies thereunder, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          8.12. Subsidiaries.
          Schedule 8.12 lists each Subsidiary of the Parent Borrower (and the direct and indirect ownership interest of the Parent Borrower therein), in each case existing on the Closing Date. Each Material Subsidiary (under clause (i) of the definition thereof) and each 1993 Indenture Restricted Subsidiary as of the Closing Date has been so designated on Schedule 8.12.
          8.13. Intellectual Property. The Parent Borrower and each of the Restricted Subsidiaries have obtained all intellectual property, free from burdensome restrictions, that are necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, except where the failure to obtain any such rights could not reasonably be expected to have a Material Adverse Effect.
          8.14. Environmental Laws.
          (a) Except as could not reasonably be expected to have a Material Adverse Effect: (i) the Parent Borrower and each of the Subsidiaries and all Real Estate are in compliance with all Environmental Laws; (ii) neither the Parent Borrower nor any Subsidiary is subject to any Environmental Claim or any other liability under any Environmental Law; (iii) neither the Parent Borrower nor any Subsidiary is conducting any investigation, removal, remedial or other corrective action pursuant to any Environmental Law at any location; and (iv) no underground storage tank or related piping, or any impoundment or other disposal area containing Hazardous Materials is located at, on or under any Real Estate currently owned or leased by the Parent Borrower or any of its Subsidiaries.

          (b) Neither the Parent Borrower nor any of the Subsidiaries has treated, stored, transported, released or disposed or arranged for disposal or transport for disposal of Hazardous Materials at, on, under or from any currently or formerly owned or leased Real Estate or facility in a manner that could reasonably be expected to have a Material Adverse Effect.
          8.15. Properties.
          (a) The Parent Borrower and each of the Subsidiaries have good and marketable title to or leasehold interests in all properties that are necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, free and clear of all Liens (other than any Liens permitted by this Agreement) and except where the failure to have such good title could not reasonably be expected to have a Material Adverse Effect and (b) no Mortgage encumbers improved Real Estate that is located in an area that has been identified by the Secretary of Housing and Urban Development as an area having special flood hazards within the meaning of the National Flood Insurance Act of 1968 unless flood insurance available under such Act has been obtained in accordance with Section 9.3.
          8.16. Solvency. On the Closing Date (after giving effect to the Transactions), immediately following the making of each Loan and after giving effect to the application of the proceeds of such Loans, each Borrower on a consolidated basis with its Subsidiaries will be Solvent.
          8.17. Delayed Equity Arrangements. On the Closing Date, (i) the Parent Borrower has received a written commitment from Holdings to contribute the Delayed Equity Amount to the Parent Borrower, to the extent not otherwise received by the Parent Borrower, on or prior to March 31, 2007 and (ii) Holdings has received written commitments from certain of the Investors to provide the Delayed Equity Amount to Holdings, to the extent not otherwise received on or prior to March 31, 2007 (the commitments referred to in subclauses (i) and (ii) being referred to collectively as the “Delayed Equity Arrangements”).
          SECTION 9. Affirmative Covenants
          Each Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, Fees and all other Obligations incurred hereunder, are paid in full:
          9.1. Information Covenants. The Parent Borrower will furnish to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice):
     (a) Annual Financial Statements. As soon as available and in any event within 5 days after the date on which such financial statements are required to be filed with the SEC or, if earlier, on the date such financial statements are delivered to the holders of the Senior Second Lien Notes (or, if such financial statements are not required to be filed with the SEC or delivered to the holders of the Senior Second Lien Notes, on or before the date that is 90 days (or, in the case of the fiscal year ending December 31, 2006, 120 days) after the end of each such fiscal year), the consolidated balance sheets of the Parent Borrower and the Subsidiaries and, if different, the Parent Borrower and the Restricted Subsidiaries, in each case as at the end of such fiscal year, and the related consolidated statements of operations and cash flows for such fiscal year, setting forth comparative consolidated figures for the preceding fiscal years (or, in lieu of such audited financial statements of the Parent Borrower and the Restricted Subsidiaries, a detailed reconciliation, reflecting such financial information for the Parent Borrower and the Restricted Subsidiaries, on the one hand, and the Parent Borrower and the Subsidiaries, on the other hand), and certified by independent certified public accountants of recognized national standing whose opinion shall not be qualified as to the scope of audit or as to the status of the Parent Borrower or any of the Material Subsidiaries (or group of Subsidiaries that together would constitute a Material Subsidiary) as a going concern, together in any event with a certificate of such accounting firm stating that in the course of either (i) its regular audit of the consolidated business of the Parent Borrower, which audit was conducted in accordance with generally accepted auditing standards or (ii) performing certain other procedures permitted by professional standards, such accounting firm has obtained no knowledge of any Event of Default relating to Section 10.9 that has occurred and is continuing or, if in the opinion of such accounting firm such an Event of Default has occurred and is continuing, a statement as to the nature thereof.
     (b) Quarterly Financial Statements. As soon as available and in any event within 5 days after the date on which such financial statements are required to be filed with the SEC or, if earlier, on the date on which such financial statements are delivered to the holders of the Senior Second Lien Notes with respect to each of the first three quarterly accounting periods in each fiscal year of the Parent Borrower (or, if such financial statements are not required to be filed with the SEC or delivered to the holders of the Senior Second Lien Notes, on or before the date that is 45 days after the end of each such quarterly accounting period), the consolidated balance sheets of the Parent Borrower and the Subsidiaries and, if different, the Parent Borrower and the Restricted Subsidiaries, in each case as at the end of such quarterly period and the related consolidated statements of operations for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and the related consolidated statement of cash flows for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the prior fiscal year (or, in lieu of such unaudited financial statements of the Parent Borrower and the Restricted Subsidiaries, a detailed reconciliation reflecting such financial information for the Parent Borrower and the Restricted Subsidiaries, on the one hand, and the Parent Borrower and the Subsidiaries, on the other hand), all of which shall be certified by an Authorized Officer of the Parent Borrower, subject to changes resulting from audit and normal year-end audit adjustments.
     (c) Budgets. Within 90 days after the commencement of each fiscal year of the Parent Borrower, a budget of the Parent Borrower in reasonable detail for such fiscal year as customarily prepared by management of the Parent Borrower for their internal use consistent in scope with the financial statements provided pursuant to Section 9.1(a), setting forth the principal assumptions upon which such budget is based.

     (d) Officer’s Certificates. At the time of the delivery of the financial statements provided for in Sections 9.1(a) and (b), a certificate of an Authorized Officer of the Parent Borrower to the effect that no Default or Event of Default exists or, if any Default or Event of Default does exist, specifying the nature and extent thereof, which certificate shall set forth (i) the calculations required to establish whether the Parent Borrower and the Subsidiaries were in compliance with the provisions of Section 10.9 as at the end of such fiscal year or period, as the case may be, (ii) a specification of any change in the identity of the Restricted Subsidiaries and Unrestricted Subsidiaries as at the end of such fiscal year or period, as the case may be, from the Restricted Subsidiaries and Unrestricted Subsidiaries, respectively, provided to the Lenders on the Closing Date or the most recent fiscal year or period, as the case may be, (iii) the then applicable Status and (iv) the amount of any Pro Forma Adjustment not previously set forth in a Pro Forma Adjustment Certificate or any change in the amount of a Pro Forma Adjustment set forth in any Pro Forma Adjustment Certificate previously provided and, in either case, in reasonable detail, the calculations and basis therefor. At the time of the delivery of the financial statements provided for in Section 9.1(a), (i) a certificate of an Authorized Officer of the Parent Borrower setting forth in reasonable detail the Applicable Amount as at the end of the fiscal year to which such financial statements relate and (ii) a certificate of an Authorized Officer of the Parent Borrower setting forth the information required pursuant to Section 1(a) of the Perfection Certificate or confirming that there has been no change in such information since the Closing Date or the date of the most recent certificate delivered pursuant to this clause (d)(ii), as the case may be.
     (e) Notice of Default or Litigation. Promptly after an Authorized Officer of any Borrower or any of the Subsidiaries obtains knowledge thereof, notice of (i) the occurrence of any event that constitutes a Default or Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Parent Borrower proposes to take with respect thereto and (ii) any litigation or governmental proceeding pending against any Borrower or any of the Subsidiaries that could reasonably be expected to be determined adversely and, if so determined, to result in a Material Adverse Effect.
     (f) Environmental Matters. Promptly after obtaining knowledge of any one or more of the following environmental matters, unless such environmental matters would not, individually or when aggregated with all other such matters, be reasonably expected to result in a Material Adverse Effect, notice of:
     (i) any pending or threatened Environmental Claim against any Credit Party or any Real Estate;
     (ii) any condition or occurrence on any Real Estate that (x) could reasonably be expected to result in noncompliance by any Credit Party with any applicable Environmental Law or (y) could reasonably be anticipated to form the basis of an Environmental Claim against any Credit Party or any Real Estate;
     (iii) any condition or occurrence on any Real Estate that could reasonably be anticipated to cause such Real Estate to be subject to any restrictions on the ownership, occupancy, use or transferability of such Real Estate under any Environmental Law; and
     (iv) the conduct of any investigation, or any removal, remedial or other corrective action in response to the actual or alleged presence, release or threatened release of any Hazardous Material on, at, under or from any Real Estate.
All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and the response thereto. The term “Real Estate” shall mean land, buildings and improvements owned or leased by any Credit Party, but excluding all operating fixtures and equipment, whether or not incorporated into improvements.
     (g) Other Information. Promptly upon filing thereof, copies of any filings (including on Form 10-K, 10-Q or 8-K) or registration statements with, and reports to, the SEC or any analogous Governmental Authority in any relevant jurisdiction by the Parent Borrower or any of the Subsidiaries (other than amendments to any registration statement (to the extent such registration statement, in the form it becomes effective, is delivered to the Lenders and the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statements on Form S-8) and copies of all financial statements, proxy statements, notices and reports that the Parent Borrower or any of the Subsidiaries shall send to the holders of any publicly issued debt of the Parent Borrower and/or any of the Subsidiaries (including the Senior Second Lien Notes (whether publicly issued or not)) and lenders and agents under the ABL Facility, in each case in their capacity as such holders, lenders or agents (in each case to the extent not theretofore delivered to the Lenders and the Administrative Agent pursuant to this Agreement) and, with reasonable promptness, such other information (financial or otherwise) as the Administrative Agent on its own behalf or on behalf of any Lender (acting through the Administrative Agent) may reasonably request in writing from time to time.
     (h) Pro Forma Adjustment Certificate. Not later than any date on which financial statements are delivered with respect to any Test Period in which a Pro Forma Adjustment is made as a result of the consummation of the acquisition of any Acquired Entity or Business by the Parent Borrower or any Restricted Subsidiary for which there shall be a Pro Forma Adjustment, a certificate of an Authorized Officer of the Parent Borrower setting forth the amount of such Pro Forma Adjustment and, in reasonable detail, the calculations and basis therefor.
     (i) Principal Properties Certificate. Not later than the date of delivery of the financial statements required by Section 9.1(a) above, a Principal Properties Certificate.
     (j) Intellectual Property Collateral. At the time of the delivery of the financial statements provided for in Sections 9.1(a) and (b), a written supplement substantially in the form of Annex A to the U.S. Security Agreement with respect to any additional Copyrights, Copyright Licenses, Patents, Patent Licenses, Trademarks and Trademark Licenses (each as defined in the U.S. Security Agreement) that are registered (or for which an application to register such items has been filed) with the United States Patent and Trademark Office or the United States Copyright Office (or any successor to either such office) acquired by any U.S. Credit Party following the Closing Date (or following the date of the last supplement provided to the Collateral Agent pursuant to this Section 9.1(j)), all in reasonable detail.
     (k) Change of Name, Locations, Etc. Not later than 60 days following the occurrence of any change referred to in subclauses (i) through (iv) below, written notice of any change (i) in the legal name of any Credit Party, (ii) in the jurisdiction of organization or location of any Credit Party for purposes of the Uniform Commercial Code, (iii) in the identity or type of organization of any Credit Party or (iv) in the Federal Taxpayer Identification Number or organizational identification number of any Credit Party. The Parent Borrower shall also promptly provide the Collateral Agent with certified organizational documents reflecting any of the changes described in the first sentence of this clause (k).
          Notwithstanding the foregoing, the obligations in clauses (a) and (b) of this Section 9.1 may be satisfied with respect to financial information of the Parent Borrower and the Restricted Subsidiaries by furnishing (A) the applicable financial statements of any direct or indirect parent of the Parent Borrower or (B) the Parent Borrower’s (or any direct or indirect parent thereof), as applicable, Form 10-K or 10-Q, as applicable, filed with the SEC; provided that, with respect to each of subclauses (A) and (B) of this paragraph, to the extent such information relates to a parent of the Parent Borrower, such information is accompanied by consolidating or other information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Parent Borrower and the Restricted Subsidiaries on a standalone basis, on the other hand.
          9.2. Books, Records and Inspections. The Parent Borrower will, and will cause each Restricted Subsidiary to, permit officers and designated representatives of the Administrative Agent or the Required Lenders to visit and inspect any of the properties or assets of the Parent Borrower and any such Subsidiary in whomsoever’s possession to the extent that it is within such party’s control to permit such inspection, and to examine the books and records of the Parent Borrower and any such Subsidiary and discuss the affairs, finances and accounts of the Parent Borrower and of any such Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all at such reasonable times and intervals and to such reasonable extent as the Administrative Agent or the Required Lenders may desire (and subject, in the case of any such meetings or advice from such independent accountants, to such accountants’ customary policies and procedures); provided that, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Required Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 9.2 and only one such visit shall be at the Parent Borrower’s expense; provided further that when an Event of Default exists, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Parent Borrower at any time during normal business hours and upon reasonable advance notice. The Administrative Agent and the Lenders shall give the Parent Borrower the opportunity to participate in any discussions with the Parent Borrower’s independent public accountants. During the course of the above described visits, inspections and examinations and discussions, representatives of the Agents and the Lenders may encounter individually identifiable healthcare information as defined under the Administrative Simplification (including privacy and security) regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended (collectively “HIPAA”) or other confidential information relating to health care patients (collectively, the “Confidential Healthcare Information”). The Parent Borrower or the Restricted Subsidiary maintaining such Confidential Healthcare Information shall, consistent with HIPAA’s “minimum necessary” provisions, permit such disclosures for their “healthcare operations” purposes. Unless otherwise required by law, the Agents, the Lenders and their respective representatives shall not require or perform any act that would cause the Parent Borrower or any of its Subsidiaries to violate any laws, regulations or ordinances intended to protect the privacy rights of healthcare patients, including, without limitation, HIPAA.
          9.3. Maintenance of Insurance. The Parent Borrower will, and will cause each Material Subsidiary to, at all times maintain in full force and effect, pursuant to self-insurance arrangements or with insurance companies that the Parent Borrower believes (in the good faith judgment of the management of the Parent Borrower) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts and against at least such risks (and with such risk retentions) as are usually insured against in the same general area by companies engaged in the same or a similar business; and will furnish to the Lenders, upon written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried.
          9.4. Payment of Taxes. The Parent Borrower will pay and discharge, and will cause each of the Subsidiaries to pay and discharge, all material taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which material penalties attach thereto, and all lawful material claims in respect of any Taxes imposed, assessed or levied that, if unpaid, could reasonably be expected to become a material Lien upon any properties of the Parent Borrower or any of the Restricted Subsidiaries, provided that neither the Parent Borrower, nor any of the Subsidiaries shall be required to pay any such tax, assessment, charge, levy or claim that is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto to the extent required by law and in accordance with GAAP and the failure to pay could not reasonably be expected to result in a Material Adverse Effect.
          9.5. Consolidated Corporate Franchises. The Parent Borrower will do, and will cause each Material Subsidiary to do, or cause to be done, all things necessary to preserve and keep in full force and effect its existence, corporate rights and authority, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided, however, that the Parent Borrower and its Subsidiaries may consummate any transaction permitted under Section 10.3, 10.4 or 10.5.
          9.6. Compliance with Statutes, Regulations, Etc. The Parent Borrower will, and will cause each Subsidiary to, comply with all applicable laws, rules, regulations and orders applicable to it or its property, including all governmental approvals or authorizations required to conduct its business, and to maintain all such governmental approvals or authorizations in full force and effect, in each case except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

          9.7. ERISA. Promptly after the Parent Borrower or any ERISA Affiliate knows or has reason to know of the occurrence of any of the following events that, individually or in the aggregate (including in the aggregate such events previously disclosed or exempt from disclosure hereunder, to the extent the liability therefor remains outstanding), would be reasonably likely to have a Material Adverse Effect, the Parent Borrower will deliver to the Administrative Agent and each of the Lenders a certificate of an Authorized Officer or any other senior officer of the Parent Borrower setting forth details as to such occurrence and the action, if any, that the Parent Borrower or such ERISA Affiliate is required or proposes to take, together with any notices (required, proposed or otherwise) given to or filed with or by the Parent Borrower such ERISA Affiliate, the PBGC, a Plan participant (other than notices relating to an individual participant’s benefits) or the Plan administrator with respect thereto: that a Reportable Event has occurred; that an accumulated funding deficiency has been incurred or an application is to be made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan; that a Plan having an Unfunded Current Liability has been or is to be terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA (including the giving of written notice thereof); that a Plan has an Unfunded Current Liability that has or will result in a lien under ERISA or the Code; that proceedings will be or have been instituted to terminate a Plan having an Unfunded Current Liability (including the giving of written notice thereof); that a proceeding has been instituted against the Parent Borrower or an ERISA Affiliate pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan; that the PBGC has notified the Parent Borrower or any ERISA Affiliate of its intention to appoint a trustee to administer any Plan; that the Parent Borrower or any ERISA Affiliate has failed to make a required installment or other payment pursuant to Section 412 of the Code with respect to a Plan; or that the Parent Borrower or any ERISA Affiliate has incurred or will incur (or has been notified in writing that it will incur) any liability (including any contingent or secondary liability) to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code.
          9.8. Maintenance of Properties. The Parent Borrower will, and will cause each of the Restricted Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could reasonably be expected to have a Material Adverse Effect.
          9.9. Transactions with Affiliates. The Parent Borrower will conduct, and cause each of the Restricted Subsidiaries to conduct, all transactions with any of its Affiliates (other than the Parent Borrower and the Restricted Subsidiaries) on terms that are substantially as favorable to the Parent Borrower or such Restricted Subsidiary as it would obtain in a comparable arm’s-length transaction with a Person that is not an Affiliate, provided that the foregoing restrictions shall not apply to (a) the payment of customary fees to the Sponsors for management, consulting and financial services rendered to the Parent Borrower and the Subsidiaries and customary investment banking fees paid to the Sponsors for services rendered to the Parent Borrower and the Subsidiaries in connection with divestitures, acquisitions, financings and other transactions, (b) transactions permitted by Section 10.6, (c) the payment of the Transaction Expenses, (d) the issuance of Stock or Stock Equivalents of Holdings to the management of the Parent Borrower (or any direct or indirect parent thereof) or any of its Subsidiaries in connection with the Transactions or pursuant to arrangements described in clause (f) of this Section 9.9, (e) loans, advances and other transactions between or among the Parent Borrower, any Subsidiary or any joint venture (regardless of the form of legal entity) in which the Parent Borrower or any Subsidiary has invested (and which Subsidiary or joint venture would not be an Affiliate of the Parent Borrower but for the Parent Borrower’s or a Subsidiary’s ownership of Stock or Stock Equivalents in such joint venture or Subsidiary) to the extent permitted under Section 10, (f) employment and severance arrangements between the Parent Borrower and the Subsidiaries and their respective officers and employees in the ordinary course of business, (g) payments by the Parent Borrower (and any direct or indirect parent thereof) and the Subsidiaries pursuant to the tax sharing agreements among the Parent Borrower (and any such parent) and the Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Parent Borrower and the Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Parent Borrower and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Parent Borrower and its Restricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity, (h) the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, managers, consultants, officers and employees of the Parent Borrower and the Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of the Parent Borrower and the Subsidiaries, and (i) transactions pursuant to permitted agreements in existence on the Closing Date and set forth on Schedule 9.9 or any amendment thereto to the extent such an amendment is not adverse, taken as a whole, to the Lenders in any material respect. The Parent Borrower will not permit any Consolidated Entity to engage in any transaction with any Sponsor or any Frist Shareholder (or any controlling Affiliate of any Sponsor or Frist Shareholder), to the extent that such Consolidated Entity would be prohibited from engaging in such transaction if it was a Restricted Subsidiary for purposes of this Section 9.9.
          9.10. End of Fiscal Years; Fiscal Quarters. The Parent Borrower will, for financial reporting purposes, cause (a) each of its, and each of its Subsidiaries’, fiscal years to end on December 31 of each year and (b) each of its, and each of its Subsidiaries’, fiscal quarters to end on dates consistent with such fiscal year-end and the Parent Borrower’s past practice; provided, however, that the Parent Borrower may, upon written notice to the Administrative Agent change the financial reporting convention specified above to any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case the Parent Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary in order to reflect such change in financial reporting.
          9.11. Additional Guarantors and Grantors. Except as otherwise provided in Section 10.1(j) or 10.1(k) and subject to any applicable limitations set forth in the Security Documents, the Parent Borrower will cause each direct or indirect Domestic Subsidiary or European Subsidiary (excluding any Excluded Subsidiary or Excluded European Subsidiary) formed or otherwise purchased or acquired after the date hereof (including pursuant to a Permitted Acquisition) and each other Domestic Subsidiary or European Subsidiary that ceases to constitute an Excluded Subsidiary or Excluded European Subsidiary, respectively, to execute a supplement, in the case of any Domestic Subsidiary, to each of the U.S. Guarantee, the U.S. Pledge Agreement and the U.S. Security Agreement and, in the case of any European Subsidiary, to the European Guarantee and European Security Agreement in order to become a Guarantor under the applicable Guarantee and a grantor under such Security Documents or, to the extent reasonably re-

quested by the Collateral Agent, enter into a new Security Document substantially consistent with the analogous existing Security Documents and otherwise in form and substance reasonably satisfactory to such Collateral Agent and take all other action reasonably requested by the Collateral Agent to grant a perfected security interest in its assets to substantially the same extent as created by the domestic or foreign Credit Parties, as applicable, on the Closing Date (including actions required pursuant to Section 9.14(e)).
          9.12. Pledge of Additional Stock and Evidence of Indebtedness.
          (a) The Parent Borrower will cause (i) all certificates representing Stock and Stock Equivalents of any Subsidiary (other than (x) any Excluded Stock and Stock Equivalents; provided that Excluded Stock and Stock Equivalents of the type specified in clause (iii) of the definition thereof shall not be excluded pursuant to this subclause (x) insofar as the pledge thereof pursuant to the U.S. Pledge Agreement is given in respect of the European Obligations and (y) any Stock and Stock Equivalents issued by any Subsidiary for so long as such Subsidiary does not (on a consolidated basis with its Restricted Subsidiaries) have property, plant and equipment with a book value in excess of $5,000,000 or a contribution to Consolidated EBITDA for any four fiscal quarter period that includes any date on or after the Closing Date in excess of $5,000,000) held directly by the Parent Borrower or any U.S. Guarantor, (ii) all evidences of Indebtedness in excess of $10,000,000 received by the Parent Borrower or any of the U.S. Guarantors in connection with any disposition of assets pursuant to Section 10.4(b) and (iii) any promissory notes executed after the date hereof evidencing Indebtedness in excess of $10,000,000 of the Parent Borrower or any Subsidiary that is owing to the Parent Borrower or any U.S. Guarantor, in each case, to be delivered to the Collateral Agent as security for the Obligations or the European Obligations, as applicable, under the U.S. Pledge Agreement. The Borrowers will cause (i) all certificates representing Stock and Stock Equivalents of any Subsidiary (other than (A) any Excluded Stock and Stock Equivalents and (B) Stock and Stock Equivalents issued by any Subsidiary for so long as such Subsidiary does not (on a consolidated basis with its Restricted Subsidiaries), have property, plant and equipment with a book value in excess of $5,000,000 or a contribution to Consolidated EBITDA for any four fiscal quarter period that includes any date on or after the Closing Date in excess of $5,000,000) formed, purchased or otherwise acquired after the Closing Date and held directly by the European Borrower or any European Guarantor, (ii) all evidences of Indebtedness in excess of $10,000,000 received by the European Subsidiary Borrower or any of the European Guarantors in connection with any disposition of assets pursuant to Section 10.4(b) and (iii) any promissory notes executed after the date hereof evidencing Indebtedness in excess of $10,000,000 of the Parent Borrower or any Subsidiary that is owing to the European Subsidiary Borrower or any European Guarantor, in each case, to be delivered to the Collateral Agent solely as security for the European Obligations pursuant to the applicable European Security Agreement.
          (b) The Parent Borrower agrees that all Indebtedness in excess of $10,000,000 of any Borrower or any Subsidiary that is owing to any Credit Party shall be evidenced by one or more promissory notes.

          9.13. Use of Proceeds.
          (a) The Borrowers will use the proceeds of all Term Loans and the Senior Second Lien Notes Offering, up to $300,000,000 of the proceeds of the Revolving Credit Loans and up to $1,750,000,000 of the proceeds from the ABL Facility to effect the Transactions; and
          (b) The Borrowers will use Letters of Credit, Revolving Credit Loans and Swingline Loans for general corporate purposes (including Permitted Acquisitions).
          9.14. Further Assurances.
          (a) The Parent Borrower will, and will cause each other Credit Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents) that may be required under any applicable law, or that the Collateral Agent or the Required Lenders may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the applicable Security Documents, all at the expense of the Parent Borrower and the Restricted Subsidiaries.
          (b) Except with respect to which, in the reasonable judgment of the Administrative Agent (confirmed in writing by written notice to the Parent Borrower), the cost or other consequences (including any tax consequence) of doing so shall be excessive in view of the benefits to be obtained by the Lenders therefrom and subject to applicable limitations set forth in the Security Documents, (i) if any assets (including any real estate or improvements thereto or any interest therein but excluding (x) any Principal Properties and (y) Stock and Stock Equivalents of any Subsidiary) with a book value or fair market value in excess of $10,000,000 are acquired by the Parent Borrower or any other Credit Party after the Closing Date (other than assets constituting Collateral under a Security Document that become subject to the Lien of the applicable Security Document upon acquisition thereof; provided that this exception shall not apply in respect of freehold or leasehold properties in England and Wales) that are of a nature secured by a Security Document and (ii) upon the 1993 Indenture ceasing to be in effect pursuant to a satisfaction and discharge or a defeasance thereof in accordance with its terms with respect to all Retained Indebtedness, the Parent Borrower will notify the Collateral Agent, and, if requested by the Collateral Agent, the Parent Borrower will cause such assets (including in the case of clause (ii) only, Principal Properties) to be subjected to a Lien securing the applicable Obligations and will take, and cause the other applicable Credit Parties to take, such actions as shall be necessary or reasonably requested by the Collateral Agent to grant and perfect such Liens consistent with the applicable requirements of the Security Documents, including actions described in clause (a) of this Section 9.14, and, in respect of freehold or leasehold property in England and Wales, the Parent Borrower will cause the applicable European Credit Parties to execute and deliver, to the Collateral Agent a legal mortgage in favor of the Collateral Agent of that property in any form (consistent with the European Security Agreement) which the Collateral Agent may reasonably require but in any event on terms no more onerous than the European Security Agreement, all at the expense of the applicable Credit Parties.

          (c) (i) If any Principal Properties Certificate required to be delivered hereunder demonstrates that the Principal Properties Secured Amount does not exceed the product of (x) the Principal Properties Permitted Amount multiplied by (y) 1.8 or (ii) if as a result of any Disposition of a Principal Property that is subject to a Mortgage either (A) the Principal Property Secured Amount does not exceed the product of (x) the Principal Properties Permitted Amount multiplied by (y) 2 or (B) there would be fewer than 12 Principal Properties subject to Mortgages, then the Parent Borrower shall promptly cause additional Principal Properties of U.S. Guarantors mutually selected by the Administrative Agent and the Parent Borrower having a fair market value (as reasonably and in good faith determined by the Parent Borrower using a multiple of five (5) times EBITDA of such Principal Properties for the most recent four fiscal quarter period for which Section 9.1 Financials have been delivered) that would result, after giving effect to the Mortgage thereof, in the Principal Properties Secured Amount being at least two (2) times the Principal Properties Permitted Amount, to be subject to a Mortgage securing the Obligations and shall take actions to perfect such Liens and to deliver title insurance, surveys and an opinion of local counsel, all consistent with such actions taken with respect to Principal Properties mortgaged in favor of the Collateral Agent pursuant to clause (e) below.
          (d) Any Mortgage delivered to the Collateral Agent in accordance with the preceding clause (b) or clause (c) shall be accompanied by (i) in the case of a Mortgage of property in the United States of America (x) a policy or policies (or an unconditional binding commitment therefor) of title insurance issued by a nationally recognized title insurance company insuring the Lien of each Mortgage as a valid Lien (with the priority described therein) on the Mortgaged Property described therein, free of any other Liens except as expressly permitted by Section 10.2, together with such endorsements, coinsurance and reinsurance as the Collateral Agent may reasonably request and (y) an opinion of local counsel to the mortgagor in form and substance reasonably acceptable to the Collateral Agent and (ii) in the case of a Mortgage of property in England and Wales (x) a report of title in a form reasonably acceptable to the Collateral Agent and from a firm of solicitors reasonably acceptable to the Collateral Agent and (y) a legal opinion from a firm of solicitors reasonably acceptable to the Collateral Agent in form and substance reasonably acceptable to the Collateral Agent.
          (e) The Parent Borrower agrees that it will, or will cause its relevant Subsidiaries to, complete each of the actions described on Schedule 9.14(e) as soon as commercially reasonable and by no later than the date set forth in Schedule 9.14(e) with respect to such action or such later date as the Administrative Agent may reasonable agree.
          (f) The Parent Borrower agrees that it will use commercially reasonable efforts to cause the preferred Stock of Healthtrust that is owned by Columbia—SDH and Epic Properties to be redeemed or otherwise transferred to Healthtrust or the Parent Borrower as promptly as reasonably practicable following the Closing Date; provided that the Parent Borrower shall not be required to take any action pursuant to this clause (f) to the extent that it determines that any such redemption or transfer is reasonably likely to result in material adverse tax consequences to the Parent Borrower or a Subsidiary.
          (g) Prior to repayment in full of all European Obligations with respect to the European Tranche Term Loans, the Parent Borrower will cause each Restricted Subsidiary formed under the laws of Switzerland to comply in all material respects with the requirements applicable to it set forth in the Swiss Secured Loan Agreement and the Swiss Assignment Agreement.
          SECTION 10. Negative Covenants
          The Parent Borrower hereby covenants and agrees that on the Closing Date (immediately after consummation of the Merger) and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, Fees and all other Obligations incurred hereunder, are paid in full:
          10.1. Limitation on Indebtedness. The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Indebtedness, except:
     (a) (x) Indebtedness arising under the Credit Documents, (y) Indebtedness in an aggregate principal amount not to exceed $2,000,000,000 at any time outstanding under the ABL Facility and any Permitted Receivables Financing (plus additional Indebtedness thereunder or under any amendment thereto, which together with any New Term Loans and New Revolving Credit Commitments incurred pursuant to Section 2.14 of this Agreement, do not exceed $1,500,000,000 in aggregate principal amount) and (z) intercompany Indebtedness of Restricted Subsidiaries, and any Guarantee Obligations in respect thereof, to allocate the Parent Borrower’s cost of borrowing with respect to Indebtedness referred to in subclauses (x) and (y) to such Subsidiaries;
     (b) Subject to compliance with Section 10.5, Indebtedness of the Parent Borrower or any Restricted Subsidiary owed to the Parent Borrower or any Restricted Subsidiary; provided that, in each case, all such Indebtedness of (A) any U.S. Credit Party owed to any Person that is not a U.S. Credit Party or (B) any European Credit Party owed to any Person that is not a Credit Party shall be subordinated to the Obligations of such Credit Party on customary terms;
     (c) Indebtedness in respect of any bankers’ acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities entered into in the ordinary course of business (including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers compensation claims);
     (d) subject to compliance with Section 10.5, Guarantee Obligations incurred by (i) Restricted Subsidiaries in respect of Indebtedness of the Parent Borrower or other Restricted Subsidiaries that is permitted to be incurred under this Agreement (except to the extent of any express restriction on Guarantee Obligations relating to such Indebtedness provided for herein) and (ii) the Parent Borrower in respect of Indebtedness of Restricted Subsidiaries that is permitted to be incurred under this Agreement, provided that, except as provided in clauses (j) and (k) below, there shall be no guarantee (a) by a Restricted Subsidiary that is not a U.S. Guarantor of any Indebtedness of a U.S. Credit

Party, or (b) by a Restricted Foreign Subsidiary that is not a European Credit Party of any Indebtedness of any European Credit Party;
     (e) Guarantee Obligations (i) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors and licensees or (ii) otherwise constituting Investments permitted by Sections 10.5(g)(ii), 10.5(i) or 10.5(q);
     (f) (i) Indebtedness (including Indebtedness arising under Capital Leases) incurred within 270 days of the acquisition, construction or improvement of fixed or capital assets to finance the acquisition, construction or improvement of such fixed or capital assets, (ii) Indebtedness arising under Capital Leases entered into in connection with Permitted Sale Leasebacks and (iii) Indebtedness arising under Capital Leases, other than Capital Leases in effect on the date hereof and Capital Leases entered into pursuant to subclauses (i) and (ii) above, provided, that the aggregate amount of Indebtedness incurred pursuant to this subclause (iii) at any time outstanding shall not exceed $300,000,000, and (iv) any modification, replacement, refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i), (ii) or (iii) above, provided that, except to the extent otherwise expressly permitted hereunder, the principal amount thereof does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus other reasonable amounts paid and fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension;
     (g) (i) Indebtedness outstanding on the date hereof listed on Schedule 10.1 (other than Retained Indebtedness with a stated final maturity (as of the Closing Date) prior to the Final Maturity Date), (ii) Indebtedness existing on the Closing Date (after giving effect to the Transactions) and owed by the Parent Borrower or any Restricted Subsidiary to the Parent Borrower or any Restricted Subsidiary, and any Guarantee Obligations in respect thereof, but only for so long as such Indebtedness or any refinancing, refunding or renewal thereof permitted by this subclause (ii) is held by the Parent Borrower, such Restricted Subsidiary or a U.S. Credit Party and, in the case of each of the preceding subclauses (i) and (ii), any modification, replacement, refinancing, refunding, renewal or extension thereof (or, in the case of this subclause (ii) only, any intercompany transfer of creditor positions in respect thereof pursuant to intercompany debt restructurings); provided that all such Indebtedness arising as a result of any such transfer of creditor positions as contemplated by subclause (ii) of (A) any U.S. Credit Party owed to any Person that is not a U.S. Credit Party or (B) any European Credit Party owed to any Person that is not a Credit Party shall be subordinated to the Obligations of such Credit Party on customary terms; provided further that except to the extent otherwise expressly permitted hereunder, in the case of any such modification, replacement, refinancing, refunding, renewal or extension (but not any such transfer of creditor positions), (x) the principal amount thereof does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus other reasonable amounts paid and fees and expenses incurred in connection with such modifi-

cation, replacement, refinancing, refunding, renewal or extension, (y) the direct and contingent obligors with respect to such Indebtedness are not changed (except that any refinancing of Retained Indebtedness may provide for guarantees by the U.S. Guarantors on a subordinated basis to such U.S. Guarantors’ obligations under the U.S. Guarantee), and (z) no portion of such Indebtedness matures prior to the Final Maturity Date (except in the case of a refinancing of Indebtedness pursuant to subclause (ii)) and (iii) Retained Indebtedness with a stated final maturity (as of the Closing Date) prior to the Final Maturity Date and any modification, refinancing, refunding renewal or extension thereof; provided that (x) the principal amount thereof does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension, except by an amount equal to the unpaid accrued interest and premium thereon plus other reasonable amounts paid and fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension, (y) no portion of such Indebtedness matures prior to the stated final maturity of such Retained Indebtedness as of the Closing Date and (z) no portion of such Indebtedness shall be issued by or guaranteed by any Restricted Subsidiary unless such Restricted Subsidiary is a U.S. Guarantor;
     (h) Indebtedness in respect of Hedge Agreements;
     (i) Indebtedness in respect of (x) the Senior Second Lien Notes in an aggregate principal amount not to exceed $5,700,000,000 (or such lesser aggregate principal amount as may be incurred on the Closing Date) plus, in respect of the Toggle Notes, the PIK Interest Amount, (y) any modification, replacement, refinancing, refunding, renewal or extension of Indebtedness referred to in the foregoing subclause (x) that constitutes Permitted Senior Second Lien Debt; provided that the principal amount thereof does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension, except by an amount equal to the unpaid accrued interest and premium thereon plus other reasonable amounts paid and fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension and (z) intercompany Indebtedness of Restricted Subsidiaries, and any Guarantee Obligations in respect thereof, to allocate the Parent Borrower’s cost of borrowing with respect to Indebtedness referred to in subclauses (x) and (y) to such Subsidiaries;
     (j) (i) Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Restricted Subsidiary (or is a Restricted Subsidiary that survives a merger with such Person) or Indebtedness attaching to assets that are acquired by the Parent Borrower or any Restricted Subsidiary, in each case after the Closing Date as the result of a Permitted Acquisition; provided that
     (w) such Indebtedness existed at the time such Person became a Restricted Subsidiary or at the time such assets were acquired and, in each case, was not created in anticipation thereof, and
     (x) such Indebtedness is not guaranteed in any respect by the Parent Borrower or any Restricted Subsidiary (other than by any such Person that so be-

comes a Restricted Subsidiary or is the survivor of a merger with such Person or any of its Subsidiaries), and
     (y) (A) the Stock and Stock Equivalents of such Person are pledged to secure the U.S. Obligations and/or the European Obligations, as applicable, to the extent required under Section 9.12, and (B) such Person executes a supplement to the applicable Guarantee and Security Documents (or alternative guarantee and security agreements in relation to the Obligations reasonably acceptable to the Collateral Agent) to the extent required under Section 9.11 or 9.12, as applicable; provided that the requirements of this subclause (y) shall not apply to (I) an aggregate amount at any time outstanding of up to $600,000,000 of the sum of (1) such Indebtedness (and modifications, replacements, refinancing, refundings, renewals and extensions thereof pursuant to subclause (ii) below) and (2) all Indebtedness as to which the proviso to clause (k)(i)(y) below then applies and (II) any Indebtedness of the type that could have been incurred under subclauses (i) or (ii) of Section 10.1(f); and
     (z) (A) after giving Pro Forma Effect to the incurrence of such Indebtedness and the application of proceeds thereof, the Parent Borrower is in compliance with the covenant set forth in Section 10.9 for the most recently ended Test Period and (B) except for Indebtedness consisting of Capital Lease Obligations, revenue bonds, purchase money Indebtedness or mortgages or other Liens on specific assets (1) no portion of such Indebtedness matures prior to the Final Maturity Date, and (2) except for Indebtedness permitted by the proviso to subclause (y) above no portion of such Indebtedness is issued or guaranteed by a Person that is, or as a result of such acquisition becomes, a Restricted Subsidiary that is not a U.S. Guarantor; and
     (ii) any modification, replacement, refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided that, except to the extent otherwise expressly permitted hereunder, (x) the principal amount of any such Indebtedness does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus other reasonable amounts paid and fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension, (y) the direct and contingent obligors with respect to such Indebtedness are not changed and (z) if the Indebtedness being refinanced, or any guarantee thereof, constituted Subordinated Indebtedness, then such replacement or refinancing Indebtedness, or such guarantee, respectively, shall be subordinated to the Obligations to substantially the same extent;
     (k) (i) (A) Permitted Additional Debt incurred to finance a Permitted Acquisition and (B) Indebtedness of the Parent Borrower or any Restricted Subsidiary to finance a Permitted Acquisition as to which the proviso to subclause (y) below applies and that is not incurred or guaranteed in any respect by any Restricted Subsidiary (other than by any Person acquired as a result of such Permitted Acquisition or the Restricted Subsidiary in-

curring such Indebtedness) or, in the case of Indebtedness of any Restricted Subsidiary, by the Parent Borrower; provided that
     (y) (A) the Parent Borrower or another Credit Party pledges the Stock and Stock Equivalents of such acquired Person to secure the U.S. Obligations and/or the European Obligations to the extent required under Section 9.12 and (B) such acquired Person executes a supplement to the applicable Guarantee and Security Documents (or alternative guarantee and security arrangements in relation to the Obligations reasonably acceptable to the Collateral Agent) to the extent required under Section 9.11 or 9.12, as applicable; provided that the requirements of this subclause (y) shall not apply to (I) an aggregate amount at any time outstanding of up to $600,000,000 of the sum of (1) such Indebtedness (and modifications, replacements, refinancing, refundings, renewals and extensions thereof pursuant to subclause (ii) below) and (2) all Indebtedness as to which clause (I) of the proviso to clause (j)(i)(y) above then applies, and
     (z) (A) after giving Pro Forma Effect to the incurrence of such Indebtedness and the application of proceeds thereof, the Parent Borrower is in compliance with the covenant set forth in Section 10.9 for the most recently ended Test Period, (B) except for Indebtedness permitted by the proviso to subclause (y) above, no portion of such Indebtedness matures prior to the Final Maturity Date, and (C) except for Indebtedness permitted by the proviso to subclause (y) above, no portion of such Indebtedness is issued or guaranteed by a Person that is, or as a result of such acquisition becomes, a Restricted Subsidiary that is not a U.S. Guarantor; and
     (ii) any modification, replacement, refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided that, except to the extent otherwise expressly permitted hereunder, (w) the principal amount of any such Indebtedness does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus other reasonable amounts paid and fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension, (x) the direct and contingent obligors with respect to such Indebtedness are not changed, (y) there is no scheduled repayment, mandatory redemption or sinking fund obligation with respect to such Indebtedness prior to the Final Maturity Date (other than customary offers to purchase upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default) and (z) if the Indebtedness being refinanced, or any guarantee thereof, constituted Subordinated Indebtedness, then such replacement or refinancing Indebtedness, or such guarantee, respectively, shall be subordinated to the Obligations to substantially the same extent;
     (l) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations not in connection with money borrowed, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;
     (m) (i) Indebtedness incurred in connection with any Permitted Sale Leaseback (provided that the Net Cash Proceeds thereof are promptly applied to the prepayment of the Term Loans to the extent required by Section 5.2) and (ii) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided that, except to the extent otherwise permitted hereunder, (x) the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension and (y) the direct and contingent obligors with respect to such Indebtedness are not changed;
     (n) (i) additional Indebtedness and (ii) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above; provided that the aggregate amount of Indebtedness incurred and remaining outstanding pursuant to this clause (n) shall not at any time exceed $1,500,000,000 (of which amount, no more than $500,000,000 shall be Indebtedness of any Restricted Subsidiary that is not a U.S. Credit Party);
     (o) Indebtedness in respect of (i) Permitted Additional Debt to the extent that the Net Cash Proceeds therefrom are, immediately after the receipt thereof, applied to the prepayment of Term Loans in accordance with Section 5.2 and (ii) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided that, except to the extent otherwise permitted hereunder, (x) the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension, (y) the direct and contingent obligors with respect to such Indebtedness are not changed and (z) if the Indebtedness being refinanced, or any guarantee thereof, constituted Subordinated Indebtedness, then such replacement or refinancing Indebtedness, or such guarantee, respectively, shall be subordinated to the Obligations to substantially the same extent;
     (p) Indebtedness in respect of overdraft facilities, employee credit card programs, netting services, automatic clearinghouse arrangements and other cash management and similar arrangements in the ordinary course of business;
     (q) unsecured Indebtedness in respect of obligations of the Parent Borrower or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services, provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money or Hedge Agreements;
     (r) Indebtedness arising from agreements of the Parent Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case entered into in connection with the disposition of any business, assets or Stock permitted hereunder, other than Guarantee Obligations incurred by any Person acquiring all or any portion of such business, assets or Stock for the purpose of fi-

nancing such acquisition, provided that such amount is not Indebtedness required to be reflected on the balance sheet of the Parent Borrower or any Restricted Subsidiary in accordance with GAAP (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this proviso);
     (s) Indebtedness of the Parent Borrower or any Restricted Subsidiary consisting of (i) obligations to pay insurance premiums or (ii) take or pay obligations contained in supply agreements, in each case arising in the ordinary course of business and not in connection with the borrowing of money or Hedge Agreements;
     (t) Indebtedness representing deferred compensation to employees of the Parent Borrower (or any direct or indirect parent thereof) and the Restricted Subsidiaries incurred in the ordinary course of business;
     (u) Indebtedness consisting of promissory notes issued by the Parent Borrower or any Guarantor to current or former officers, managers, consultants, directors and employees (or their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees) to finance the purchase or redemption of Stock or Stock Equivalents of the Parent Borrower (or any direct or indirect parent thereof) permitted by Section 10.6(b); and
     (v) Indebtedness consisting of obligations of the Parent Borrower and the Restricted Subsidiaries under deferred compensation or other similar arrangements to officers, employees and directors incurred by such Person in connection with the Transactions and Permitted Acquisitions or any other Investment expressly permitted hereunder;
     (w) additional Indebtedness of Foreign Subsidiaries in an aggregate principal amount that at the time of incurrence does not cause the aggregate principal amount of Indebtedness incurred in reliance on this clause (w) to exceed 2.5% of Consolidated Total Assets at such time; provided that for purposes of this clause (w) only, “Consolidated Total Assets” shall be determined only with reference to the assets of Foreign Subsidiaries; and
     (x) Indebtedness of the Parent Borrower or any Restricted Subsidiary to any joint venture (regardless of the form of legal entity) that is not a Subsidiary arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Parent Borrower and its Restricted Subsidiaries.
          Notwithstanding the foregoing, the Parent Borrower shall not permit any 1993 Indenture Restricted Subsidiary to create, incur, assume or suffer to exist any Indebtedness, except that the 1993 Indenture Restricted Subsidiaries (other than Healthtrust, except in the case of Indebtedness owing to any U.S. Credit Party) may create, incur, assume or suffer to exist (x) Indebtedness under clause (b) above that is owed to a U.S. Credit Party or another 1993 Indenture Restricted Subsidiary to the extent permitted under section 1107 of the 1993 Indenture and (y) Indebtedness that is otherwise permitted in accordance with an exception set forth above in an aggregate principal amount outstanding at any time that, when aggregated (without duplication) with (i) the aggregate principal amount of all other Indebtedness (other than Indebtedness permitted by subclause (x) above) secured by Liens on any assets of 1993 Indenture Restricted Subsidiaries and (ii) the aggregate principal amount of all Indebtedness (other than the Obligations) secured by Liens on Principal Properties, does not exceed at any time outstanding the lesser of (A) $600,000,000 and (B) 5% of Consolidated Net Tangible Assets (as defined in the 1993 Indenture as in effect on the Closing Date) determined as of the date of such incurrence, in each case, to the extent permitted by Section 1107 or 1108 of the 1993 Indenture.
          10.2. Limitation on Liens. The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of the Parent Borrower or any Restricted Subsidiary, whether now owned or hereafter acquired, except:
     (a) Liens arising under the Credit Documents;
     (b) Liens on the Receivables Collateral securing the ABL Facility under ABL Documents;
     (c) Liens on the Senior Second Lien Notes Collateral securing the Senior Second Lien Notes and other Permitted Additional Debt permitted by clauses (i), (k) or (o) of Section 10.1; provided that at the time such Indebtedness is incurred, the holders of such Indebtedness (or a representative thereof on behalf of such holders) shall have entered into the General Intercreditor Agreement (or, except in the case of the Senior Second Lien Notes, an intercreditor agreement reasonably acceptable to the Collateral Agent providing that the Lien securing such Indebtedness shall rank junior to the Lien securing the Obligations on a basis at least as substantially favorable to the Lenders as the basis on which the Lien securing the Senior Second Lien Notes ranks junior to the Lien securing the Obligations on the Closing Date pursuant to the General Intercreditor Agreement) (it being understood that, with respect to the Senior Second Lien Notes, this condition is satisfied as a result of the receipt by the Administrative Agent of the General Intercreditor Agreement pursuant to Section 6.1(f));
     (d) Permitted Liens;
     (e) (i) Liens securing Indebtedness permitted pursuant to Section 10.1(f), provided that (x) such Liens attach at all times only to the assets so financed except for accessions to the property financed with the proceeds of such Indebtedness and the proceeds and the products thereof and (y) that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender, and (ii) Liens on the assets of Restricted Foreign Subsidiaries that are not European Credit Parties securing Indebtedness permitted pursuant to Sections 10.1(n), and (p) and (iii) Liens on assets of Restricted Foreign Subsidiaries not constituting Collateral securing Indebtedness permitted by Section 10.1(w);
     (f) Liens existing on the date hereof and listed on Schedule 10.2;

     (g) the replacement, extension or renewal of any Lien permitted by clauses (d) through (f) and clause (h) of this Section 10.2 upon or in the same assets theretofore subject to such Lien (or upon or in after-acquired property that is affixed or incorporated into the property covered by such Lien) or the replacement, extension or renewal (without increase in the amount or change in any direct or contingent obligor except to the extent otherwise permitted hereunder) of the Indebtedness secured thereby;
     (h) Liens existing on the assets of any Person that becomes a Restricted Subsidiary (or is a Restricted Subsidiary that survives a merger with such Person), or existing on assets acquired, pursuant to a Permitted Acquisition to the extent the Liens on such assets secure Indebtedness permitted by Section 10.1(j) or other obligations permitted by this Agreement; provided that such Liens attach at all times only to the same assets to which such Liens attached (and after-acquired property that is affixed or incorporated into the property covered by such Lien), and secure only the same Indebtedness or obligations that such Liens secured, immediately prior to such Permitted Acquisition and any modification, replacement, refinancing, refunding, renewal or extension thereof permitted by Section 10.1(j);
     (i) (i) Liens placed upon the Stock and Stock Equivalents of any Restricted Subsidiary acquired pursuant to a Permitted Acquisition to secure Indebtedness incurred pursuant to Section 10.1(k) in connection with such Permitted Acquisition and (ii) Liens placed upon the assets of such Restricted Subsidiary to secure Indebtedness of such Restricted Subsidiary or a guarantee by such Restricted Subsidiary of any Indebtedness of the Parent Borrower or any other Restricted Subsidiary, incurred pursuant to Section 10.1(k), in each case, in an aggregate amount not to exceed the amount permitted by the proviso to subclause (y) of such Section 10.1(k);
     (j) Liens securing Indebtedness or other obligations (i) of the Parent Borrower or a Restricted Subsidiary in favor of a U.S. Credit Party, (ii) of any Restricted Subsidiary that is not a U.S. Credit Party or 1993 Indenture Restricted Subsidiary owed to a European Credit Party and (iii) of any Restricted Subsidiary that is not a Credit Party or a 1993 Indenture Restricted Subsidiary in favor of any Restricted Subsidiary that is not a Credit Party;
     (k) Liens (i) of a collecting bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business; and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off);
     (l) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 10.5 to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction permitted under Section 10.4, in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

     (m) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale or purchase of goods entered into by the Parent Borrower or any of the Restricted Subsidiaries in the ordinary course of business permitted by this Agreement;
     (n) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;
     (o) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Parent Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Parent Borrower and the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Parent Borrower or any Restricted Subsidiary in the ordinary course of business;
     (p) Liens solely on any cash earnest money deposits made by the Parent Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;
     (q) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto incurred in the ordinary course of business; and
     (r) additional Liens so long as the aggregate principal amount of the obligations secured thereby does not exceed $1,000,000,000 at any time outstanding (including second Liens on the Senior Second Lien Notes Collateral but only to the extent the holders (or a representative thereof) of the obligations secured by such second Liens comply with the proviso to clause (c) above).
          Notwithstanding the foregoing, (A) the Parent Borrower will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any Principal Property other than (i) Liens permitted by the definition of “Permitted Liens” to the extent permitted under Section 1105 of the 1993 Indenture, (ii) Liens securing the Obligations, and (iii) Liens otherwise permitted by this Section 10.2 on Principal Properties that are not Collateral to secure Indebtedness in an aggregate principal amount at any time outstanding that, when aggregated (without duplication) with (I) the aggregate principal amount of Indebtedness of 1993 Indenture Restricted Subsidiaries (other than Indebtedness owing to a U.S. Credit Party or another 1993 Indenture Restricted Subsidiary to the extent permitted under section 1107 of the 1993 Indenture) and (II) the aggregate principal amount of all other Indebtedness (other than Indebtedness owed to any U.S. Credit Party) secured by Liens on any assets of 1993 Indenture Restricted Subsidiaries, does not exceed at any time outstanding the lesser of (x) $600,000,000 and (y) 5% of Consolidated Net Tangible Assets (as defined in the 1993 Indenture as in effect on the Closing Date) determined as of the date of such incurrence; provided, that such Liens are permitted under the 1993 Indenture without equally and ratably securing the Retained Indebtedness and (B) the Parent Borrower will not permit any 1993 Indenture Restricted Subsidiary to create, incur, assume or suffer to exist any Lien on any of its assets other than (i) Liens permitted by the defini-

tion of “Permitted Liens”, (ii) Liens in favor of the U.S. Credit Parties to the extent permitted under section 1107 of the 1993 Indenture and (iii) additional Liens otherwise permitted by this Section 10.2 so long as the aggregate principal amount of the obligations secured thereby, when aggregated (without duplication) with (I) the aggregate principal amount of Indebtedness of 1993 Indenture Restricted Subsidiaries (other than Indebtedness owing to a U.S. Credit Party or another 1993 Indenture Restricted Subsidiary to the extent permitted under section 1107 of the 1993 Indenture) and (II) the aggregate principal amount of Indebtedness (other than the Obligations) secured by Liens on Principal Properties, does not exceed at any time outstanding the lesser of (x) $600,000,000 and (y) 5% of Consolidated Net Tangible Assets (as defined in the 1993 Indenture as in effect on the Closing Date) determined as of the date of such incurrence.
          10.3. Limitation on Fundamental Changes. Except as expressly permitted by Section 10.4 or 10.5, the Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:
     (a) so long as no Default or Event of Default would result therefrom, any Subsidiary of the Parent Borrower or any other Person may be merged, amalgamated or consolidated with or into the Parent Borrower, provided that (i) except as permitted by subclause (ii) below, the Parent Borrower shall be the continuing or surviving corporation, (ii) if the Person formed by or surviving any such merger, amalgamation or consolidation is not the Parent Borrower (such other Person, the “Successor Borrower”), the Successor Borrower shall be an entity organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Parent Borrower or such Successor Borrower, as the case may be, being herein referred to as the “Successor Parent Borrower”), (iii) any Successor Borrower shall expressly assume all the obligations of the Parent Borrower under this Agreement and the other Credit Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (iv) each U.S. Guarantor, unless it is the other party to such merger or consolidation, shall have by a supplement to the U.S. Guarantee confirmed that its guarantee thereunder shall apply to any Successor Borrower’s obligations under this Agreement, (v) each Subsidiary grantor and each Subsidiary pledgor, unless it is the other party to such merger or consolidation, shall have by a supplement to the U.S. Security Agreement or the U.S. Pledge Agreement, as applicable, confirmed that its obligations thereunder shall apply to any Successor Borrower’s obligations under this Agreement, (vi) each mortgagor of a Mortgaged Property, unless it is the other party to such merger or consolidation, shall have confirmed that its obligations under the applicable Mortgage shall apply to any Successor Borrower’s obligations under this Agreement, (vii) the Successor Parent Borrower shall be in compliance, on a Pro Forma Basis after giving effect to such merger or consolidation, with the covenant set forth in Section 10.9 for the most recent Test Period, and (viii) the Successor Parent Borrower shall have delivered to the Administrative Agent (x) an officer’s certificate stating that such merger or consolidation complies with this Agreement and such supplements (if any) preserve the enforceability of the U.S. Guarantee and the perfection and priority of the Liens under the applicable Security Documents and (y) if reasonably requested by the Administrative Agent, an opinion of counsel to the effect that the merger and consolidation does not violate this Agreement or any other Credit Document (it being understood that if the foregoing are satisfied, the Successor Parent Borrower will succeed to, and be substituted for, the Parent Borrower under this Agreement);
     (b) any Subsidiary of the Parent Borrower or any other Person (in each case, other than a Borrower) may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of the Parent Borrower, provided that (i) in the case of any merger, amalgamation or consolidation involving one or more Restricted Subsidiaries, (A) a Restricted Subsidiary shall be the continuing or surviving Person or (B) the Parent Borrower shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Restricted Subsidiary) to become a Restricted Subsidiary, (ii) in the case of any merger, amalgamation or consolidation involving one or more U.S. Guarantors, a U.S. Guarantor shall be the continuing or surviving Person or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a U.S. Guarantor) shall execute a supplement to the U.S. Guarantee Agreement and the relevant U.S. Security Documents in form and substance reasonably satisfactory to the Administrative Agent in order to become a U.S. Guarantor and pledgor, mortgagor and grantor, as applicable, thereunder for the benefit of the Secured Parties, (iii) in the case of any merger, amalgamation or consolidation involving one or more European Guarantors (other than any such transaction subject to subclause (ii) above or clause (c) below) a European Guarantor shall be the continuing or surviving Person or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a European Guarantor) shall execute a supplement to this Agreement or the applicable European Guarantee and the relevant European Security Agreement in form and substance reasonably satisfactory to the Administrative Agent in order to become a European Guarantor and pledgor, mortgagor and grantor, as applicable, thereunder for the benefit of the European Secured Parties, (iv) in the case of any merger, amalgamation or consolidation involving one or more 1993 Indenture Restricted Subsidiaries (other than any such transaction subject to subclause (ii) above), a 1993 Indenture Restricted Subsidiary shall be the continuing or surviving Person, (v) no Default or Event of Default would result from the consummation of such merger, amalgamation or consolidation, (vi) the Parent Borrower shall be in compliance, on a Pro Forma Basis after giving effect to such merger, amalgamation or consolidation, with the covenant set forth in Section 10.9 for the most recently ended Test Period, and (vii) Parent Borrower shall have delivered to the Administrative Agent an officers’ certificate stating that such merger, amalgamation or consolidation complies with this Agreement and, in the case of any merger, amalgamation or consolidation involving any Credit Party, any such supplements to any Credit Document as are necessary to preserve the enforceability of the Guarantees and the perfection and priority of the Liens under the applicable Security Documents;
     (c) so long as no Default or Event of Default would result therefrom, any Subsidiary of the European Subsidiary Borrower or any other Person (other than a U.S. Credit Party or a 1993 Indenture Restricted Subsidiary) may be merged, amalgamated or consolidated with or into the European Subsidiary Borrower, provided that (i) the European Subsidiary Borrower shall be the continuing or surviving Person or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than the European Subsidiary Borrower) shall be an entity organized or existing under the laws of the jurisdiction of organization of the European Subsidiary Borrower prior to any such merger or consolidation (the European Subsidiary Borrower or such Person, as the case may be, being herein referred to as a “Successor European Subsidiary Borrower”), (ii) if the Successor European Subsidiary Borrower is other than the European Subsidiary Borrower prior to such merger, amalgamation or consolidation, (A) the Successor European Subsidiary Borrower shall expressly assume all the obligations of the European Subsidiary Borrower under this Agreement and the other Credit Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (B) each European Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to the applicable European Guarantee confirmed that its guarantee thereunder shall apply to the Successor European Subsidiary Borrower’s obligation under this Agreement, (C) each European Subsidiary grantor and each European Subsidiary pledgor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to the relevant European Security Agreement, confirmed that its obligations thereunder shall apply to the Successor European Subsidiary Borrower’s obligations under this Agreement and (D) each mortgagor of a Mortgaged Property securing the European Obligations, unless it is the other party to such merger or consolidation, shall have confirmed that its obligations under the applicable Mortgage shall apply to the Successor European Subsidiary Borrower’s obligations under this Agreement, (iii) the Parent Borrower shall be in compliance, on a Pro Forma Basis after giving effect to such merger or consolidation, with the covenant set forth in Section 10.9 for the most recently ended Test Period, and (iv) the European Subsidiary Borrower shall have delivered to the Administrative Agent (x) an officer’s certificate stating that such merger or consolidation complies with this Agreement and such supplements (if any) to this Agreement preserve the enforceability of the relevant European Guarantee and the perfection and priority of the Liens under the European Security Agreement and (y) if reasonably requested by the Administrative Agent, an opinion of counsel to the effect that the merger and consolidation does not violate this Agreement or any other Credit Document (it being understood that if the foregoing are satisfied, the Successor European Subsidiary Borrower will succeed to, and be substituted for, the European Subsidiary Borrower under this Agreement);
     (d) any Restricted Subsidiary that is not a Credit Party or a 1993 Indenture Restricted Subsidiary may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Parent Borrower or any other Restricted Subsidiary;
     (e) any Subsidiary may sell, lease, transfer or otherwise dispose of any or all of its assets (other than any Principal Property owned by a Subsidiary that is not a U.S. Credit Party) (upon voluntary liquidation or otherwise) to any U.S. Credit Party, provided that the consideration for any such disposition by any Person other than a U.S. Guarantor shall not exceed the fair value of such assets;

     (f) any European Guarantor may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to another European Credit Party; and
     (g) any Restricted Subsidiary (other than the European Subsidiary Borrower) may liquidate or dissolve if (i) the Parent Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Parent Borrower and is not materially disadvantageous to the Lenders, (ii) to the extent such Restricted Subsidiary is (A) a U.S. Credit Party or a 1993 Indenture Restricted Subsidiary, any assets or business not otherwise disposed of or transferred in accordance with Section 10.4 or 10.5 or, in the case of any such business, discontinued, shall be transferred to, or otherwise owned or conducted by, a U.S. Credit Party (or, in the case of a liquidation or dissolution of a 1993 Indenture Restricted Subsidiary, another 1993 Indenture Restricted Subsidiary) after giving effect to such liquidation or dissolution and (B) a European Guarantor, any assets or business not otherwise disposed of or transferred in accordance with Section 10.4 or 10.5 or, in the case of any such business, discontinued, shall be transferred to or otherwise owned or conducted by, another Credit Party after giving effect to such liquidation or dissolution.
          10.4. Limitation on Sale of Assets. (i) The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, convey, sell, lease, assign, transfer or otherwise dispose of any of its property, business or assets (including receivables, Stock and Stock Equivalents of any other Person and leasehold interests), whether now owned or hereafter acquired (other than any such sale, transfer, assignment or other disposition resulting from any casualty or condemnation, of any assets of the Parent Borrower or the Restricted Subsidiaries) and (ii) the Parent Borrower will not permit any Restricted Subsidiary to issue any Stock and Stock Equivalents, except, in each case:
     (a) the Parent Borrower and the Restricted Subsidiaries may sell, transfer or otherwise dispose of (i) inventory, used or surplus equipment, vehicles and other assets in the ordinary course of business and (ii) Permitted Investments;
     (b) Restricted Subsidiaries may issue Stock and Stock Equivalents and the Parent Borrower and the Restricted Subsidiaries may sell, transfer or otherwise dispose of assets (each of the foregoing, a “Disposition”), excluding a Disposition of accounts receivable, except in connection with the Disposition of any business to which such accounts receivable relate, for fair value in an aggregate amount pursuant to this clause (b), when aggregated with the amount of Permitted Sale Leaseback Transactions consummated pursuant to Section 10.4(h), not to exceed $6,600,000,000, provided that (i) with respect to any Disposition pursuant to this clause (b) for a purchase price in excess of $100,000,000, the Parent Borrower or a Restricted Subsidiary shall receive not less than 75% of such consideration in the form of cash or Permitted Investments; provided that for the purposes of this clause (i) the following shall be deemed to be cash: (A) any liabilities (as shown on the Parent Borrower’s or such Restricted Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of the Parent Borrower or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the payment in cash of the Obligations, that are assumed by the transferee with respect to the ap-

plicable Disposition and for which the Parent Borrower and all of the Restricted Subsidiaries shall have been validly released by all applicable creditors in writing, (B) any securities received by the Parent Borrower or such Restricted Subsidiary from such transferee that are converted by the Parent Borrower or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of the applicable Disposition and (C) any Designated Non-Cash Consideration received by the Parent Borrower or such Restricted Subsidiary in respect of such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 10.4(b) and Section 10.4(c) that is at that time outstanding, shall not be in excess of the sum of (x) 1.5% of Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, plus (y) $100,000,000, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, (ii) any non-cash proceeds received are pledged to the Collateral Agent to the extent required under Section 9.12, (iii) with respect to any such sale, transfer or disposition (or series of related sales, transfers or dispositions), the Parent Borrower shall be in compliance, on a Pro Forma Basis after giving effect to such sale, transfer or disposition, with the covenant set forth in Section 10.9 for the most recently ended Test Period, (iv) to the extent required, the Net Cash Proceeds thereof to the Parent Borrower and the Restricted Subsidiaries are promptly applied to the prepayment of Term Loans as provided for in Section 5.2 and (v) after giving effect to any such sale, transfer or disposition, no Default or Event of Default shall have occurred and be continuing;
     (c) the Parent Borrower and the Restricted Subsidiaries may make Dispositions to the Parent Borrower or to any Restricted Subsidiary, provided that with respect to any such Dispositions (w) from U.S. Credit Parties to Restricted Subsidiaries that are not U.S. Credit Parties (x) from European Credit Parties to the Parent Borrower or any Restricted Subsidiary that is not a European Credit Party, (y) from 1993 Indenture Restricted Subsidiaries to the Parent Borrower or any Restricted Subsidiary that is not a 1993 Indenture Restricted Subsidiary or (z) from Restricted Subsidiaries that are not Credit Parties or 1993 Indenture Restricted Subsidiaries to any Credit Party or 1993 Indenture Restricted Subsidiary (i) such sale, transfer or disposition shall be for fair value, (ii) with respect to any Disposition pursuant to this clause (c) for a purchase price in excess of $100,000,000, the Person making such Disposition shall receive not less than 75% of such consideration in the form of cash or Permitted Investments; provided that for the purposes of this subclause (ii) the following shall be deemed to be cash: (A) any liabilities (as shown on the Parent Borrower’s or such Restricted Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of the Parent Borrower or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the payment in cash of the Obligations, that are assumed by the transferee with respect to the applicable Disposition and for which the Parent Borrower and all of the Restricted Subsidiaries shall have been validly released by all applicable creditors in writing, (B) any securities received by the Person making such Disposition from the purchaser that are converted by such Person into cash (to the extent of the cash received) within 180 days following the closing of the applicable Disposition, (C) any Designated Non-Cash Consideration received by the Person making such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pur-

suant to this Section 10.4(c) and Section 10.4(b) that is at that time outstanding, shall not be in excess of the sum of (x) 1.5% of Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, plus (y) $100,000,000, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, and (iii) any non-cash proceeds received are pledged to the Collateral Agent to the extent required under Section 9.12;
     (d) the Parent Borrower and any Restricted Subsidiary may effect any transaction permitted by Section 10.3, 10.5 or 10.6 (including the making of any “dividend” (as defined in Section 10.6) by any Subsidiary);
     (e) Dispositions of accounts receivable and related assets of 1993 Indenture Restricted Subsidiaries to ABL Entities in connection with the ABL Facility;
     (f) the Parent Borrower and the Restricted Subsidiaries may lease, sublease, license or sublicense (on a non-exclusive basis with respect to any intellectual property) real, personal or intellectual property in the ordinary course of business;
     (g) Dispositions of property (including like-kind exchanges) to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property, in each case under Section 1031 of the Code or otherwise;
     (h) Dispositions of property pursuant to Permitted Sale Leaseback transactions in an aggregate amount pursuant to this clause (h) when aggregated with the amount of Dispositions made pursuant to clause (b) above not to exceed $6,600,000,000;
     (i) Dispositions of Investments in joint ventures (regardless of the form of legal entity) to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;
     (j) customary Dispositions in connection with any Permitted Receivables Financing;
     (k) dispositions of Stock and Stock Equivalents of any Subsidiary or joint venture for fair market value to Facility Syndication Partners in connection with any Syndication; provided that the fair market value of the aggregate amount of Stock and Stock Equivalents disposed of pursuant to this clause (k) with respect to any individual Subsidiary (and not subsequently repurchased or redeemed by the Parent Borrower or any Restricted Subsidiary) shall not exceed $5,000,000; and
     (l) A Disposition of any asset between or among the Parent Borrower and/or its Restricted Subsidiaries as a substantially concurrent interim Disposition in connection with a Disposition otherwise permitted pursuant to clauses (a) through (k) above.

          Notwithstanding the foregoing, the Parent Borrower will not permit the European Borrower to cease to be a Restricted Subsidiary unless all European Term Loans shall have been, or shall concurrently therewith be, repaid.
          10.5. Limitation on Investments. The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to make any Investment except:
     (a) extensions of trade credit and asset purchases in the ordinary course of business;
     (b) Permitted Investments;
     (c) loans and advances to officers, directors and employees of the Parent Borrower (or any direct or indirect parent thereof) or any of its Subsidiaries or to Physicians with whom the Parent Borrower or any of its Subsidiaries have contractual relationships (i) for reasonable and customary business-related travel, entertainment, relocation and analogous ordinary business purposes (including employee payroll advances), (ii) in connection with such Person’s purchase of Stock or Stock Equivalents of the Parent Borrower (or any direct or indirect parent thereof) to the extent that the amount of such loans and advances are directly or indirectly contributed to the Parent Borrower in cash and (iii) for purposes not described in the foregoing subclauses (i) and (ii), in an aggregate principal amount outstanding pursuant to this subclause (iii) not to exceed $20,000,000;
     (d) Investments existing on, or contemplated as of, the date hereof and either (x) constituting Indebtedness that is permitted pursuant to Section 10.1(g)(ii) or (y) listed on Schedule 10.5 and any extensions, renewals or reinvestments thereof, so long as the aggregate amount of all Investments pursuant to this clause (d) is not increased at any time above the amount of such Investments existing on the date hereof;
     (e) Investments received in connection with the bankruptcy or reorganization of suppliers or customers and in settlement of delinquent obligations of, and other disputes with, customers arising in the ordinary course of business or upon foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;
     (f) Investments to the extent that payment for such Investments is made with Stock or Stock Equivalents of Holdings;
     (g) Investments (i) (a) by the Parent Borrower or any Restricted Subsidiary in any U.S. Credit Party, (b) between or among European Credit Parties, (c) between or among 1993 Indenture Restricted Subsidiaries, (d) between or among Restricted Subsidiaries that are neither Credit Parties nor 1993 Indenture Restricted Subsidiaries and (e) consisting of intercompany Investments incurred in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) among the Parent Borrower and the Restricted Subsidiaries (provided that any such intercompany Investment in connection with cash management arrangements by (A) a Credit Party in a Subsidiary that is not a Credit Party or (B) a U.S. Credit Party in a European Credit Party is in the form of an intercompany loan or advance and the Parent Borrower or such Restricted Subsidiary complies with Section 9.12 to the extent applicable), and (ii) (a) by Credit Parties in any Restricted Subsidiary that is not a Credit Party, (b) by 1993 Indenture Restricted Subsidiaries in any Restricted Subsidiary that is not a 1993 Indenture Restricted Subsidiary, (c) by any Restricted Subsidiary that is neither a Credit Party nor a 1993 Indenture Restricted Subsidiary in any European Credit Party or any 1993 Indenture Restricted Subsidiary or (d) by U.S. Credit Parties in a European Credit Party, in each case valued at the fair market value (determined by the Parent Borrower acting in good faith) of such Investment at the time each such Investment was made, in an aggregate amount pursuant to this subclause (ii) that, at the time each such Investment is made, would not exceed (x) the excess of (A) $1,500,000,000 over (B) the amount of Investments outstanding at such time in reliance on Section 10.5(i)(ii)(x) at such time plus (y) the Applicable Amount at such time;
     (h) Investments constituting Permitted Acquisitions;
     (i) Investments (including but not limited to (i) minority Investments and Investments in Unrestricted Subsidiaries and (ii) Investments in joint ventures (regardless of the form of legal entity) or similar Persons that do not constitute Restricted Subsidiaries), in each case valued at the fair market value (determined by the Parent Borrower acting in good faith) of such Investment at the time each such Investment is made, in an aggregate amount pursuant to this clause (i) that, at the time each such Investment is made, would not exceed the sum of (x) the excess of (A) $1,500,000,000 over (B) the amount of Investments outstanding at such time in reliance on Section 10.5(g)(ii)(x) at such time, plus (y) the Applicable Amount at such time plus (z) without duplication of any amount that increased the JV Distribution Amount, an amount equal to any repayments, interest, returns, profits, distributions, income and similar amounts actually received in cash in respect of any such Investment (which amount referred to in this subclause (z) shall not exceed the amount of such Investment valued at the fair market value of such Investment at the time such Investment was made);
     (j) Investments constituting non-cash proceeds of Dispositions of assets to the extent permitted by Section 10.4;
     (k) Investments made to repurchase or retire Stock or Stock Equivalents of the Parent Borrower or any direct or indirect parent thereof owned by any employee or any employee stock ownership plan or key employee stock ownership plan of the Parent Borrower (or any direct or indirect parent thereof);
     (l) Investments permitted under Section 10.6;
     (m) loans and advance to any direct or indirect parent of the Parent Borrower in lieu of, and not in excess of the amount of, dividends to the extent permitted to be made to such parent in accordance with Section 10.6;
     (n) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers in the ordinary course of business;
     (o) Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers consistent with past practices;
     (p) advances of payroll payments to employees in the ordinary course of business;
     (q) Guarantee Obligations of the Parent Borrower or any Restricted Subsidiary of leases (other than Capital Leases) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business;
     (r) Investments held by a Person acquired (including by way of merger or consolidation) after the Closing Date otherwise in accordance with this Section 10.5 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;
     (s) Investments by 1993 Indenture Restricted Subsidiaries of accounts receivable and related assets in ABL Entities;
     (t) Investments arising out of or in connection with any Permitted Receivables Financing;
     (u) Investments by the Parent Borrower in the European Subsidiary Borrower arising as a result of any payment made by the Parent Borrower in respect of European Tranche Term Loans pursuant to Section 5.2(a)(ii);
     (v) Investments by the Parent Borrower and the Restricted Subsidiaries in any joint venture (regardless of the form of legal entity) or Restricted Subsidiary in an aggregate amount at any time outstanding not to exceed the sum of (A) $600,000,000 plus (B) the JV Distribution Amount plus (C) without duplication of any amount that increased the JV Distribution Amount, an amount equal to any repayments, interest, returns, profits, distributions, income and similar amounts actually received in cash in respect of any such Investment (which amount referred to in this subclause (C) shall not exceed the amount of such Investment valued at the fair market value of such Investment at the time such Investment was made); provided, that the aggregate amount of Investments made in reliance on subclause (B) or (C) above by (i) the U.S. Credit Parties shall not exceed the aggregate of the amounts referred to in such subclauses that were directly or indirectly received by U.S. Credit Parties and (ii) the European Credit Parties shall not exceed the aggregate of the amounts referred to in such subclauses that were directly or indirectly received by European Credit Parties;
     (w) any redemption by Healthtrust, or transfer to Healthtrust or the Parent Borrower, of shares of Stock of Healthtrust held by Columbia—SDH and Epic Properties;

     (x) intercompany transfers of creditor positions in respect of Indebtedness outstanding pursuant to Sections 10.1(a), 10.1(g)(ii) or 10.1(i); and
     (y) Investments constituting Indebtedness outstanding pursuant to Section 10.1(a)(z) and 10.1(i)(z).
          10.6. Limitation on Dividends. The Parent Borrower will not declare or pay any dividends (other than dividends payable solely in its Qualified Equity Interests) or return any capital to its stockholders (including any option holders) or make any other distribution, payment or delivery of property or cash to its stockholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any shares of any class of its Stock or Stock Equivalents or the Stock or Stock Equivalents of any direct or indirect parent now or hereafter outstanding, or set aside any funds for any of the foregoing purposes, or permit any of the Restricted Subsidiaries to purchase or otherwise acquire for consideration (other than in connection with an Investment permitted by Section 10.5) any Stock or Stock Equivalents of the Parent Borrower, now or hereafter outstanding (all of the foregoing, “dividends”), provided that, so long as no Default or Event of Default exists or would exist after giving effect thereto:
     (a) the Parent Borrower may (or may pay dividends to permit any direct or indirect parent thereof to) redeem in whole or in part any of its Stock or Stock Equivalents for another class of its (or such parent’s) Stock or Stock Equivalents or with proceeds from substantially concurrent equity contributions or issuances of new Stock or Stock Equivalents (other than any amount received by the Parent Borrower in satisfaction of the requirements of the first sentence of Section 10.7(e)), provided that such new Stock or Stock Equivalents contain terms and provisions at least as advantageous to the Lenders in all respects material to their interests as those contained in the Stock or Stock Equivalents redeemed thereby;
     (b) the Parent Borrower may (or may pay dividends to permit any direct or indirect parent thereof to) repurchase shares of its (or such parent’s) Stock or Stock Equivalents held by officers, directors and employees of the Parent Borrower and its Subsidiaries (other than the Frist Shareholders), so long as such repurchase is pursuant to, and in accordance with the terms of, management and/or employee stock plans, stock subscription agreements or shareholder agreements;
     (c) the Parent Borrower may pay dividends on the Stock or Stock Equivalents, provided that the amount of any such dividends pursuant to this clause (c) shall not exceed an amount equal to (i) $600,000,000, less (ii) the amount of Junior Indebtedness purchased in reliance on Section 10.7(a)(i)(x), plus (iii) the Applicable Amount at such time; and
     (d) the Parent Borrower may pay dividends:
     (i) the proceeds of which will be used to pay (or to pay dividends to allow any direct or indirect parent of the Parent Borrower to pay) (A) the tax liability to each relevant jurisdiction in respect of consolidated, combined, unitary or affiliated returns for the relevant jurisdiction of such parent attributable to the

Parent Borrower or its Restricted Subsidiaries determined as if the Parent Borrower and its Restricted Subsidiaries filed separately and (B) for as long as Holdings is a direct or indirect parent of the Parent Borrower, distributions equal to any taxable income of Holdings resulting from the hedging arrangements entered into by Holdings on or about September 13, 2006 and with respect to which the Parent Borrower will be the counterparty multiplied by 45%;
     (ii) the proceeds of which shall be used to allow any direct or indirect parent of the Parent Borrower to pay (A) its operating expenses incurred in the ordinary course of business and other corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties), which are reasonable and customary and incurred in the ordinary course of business, in an aggregate amount not to exceed $10,000,000 in any fiscal year of the Parent Borrower plus any reasonable and customary indemnification claims made by directors or officers of the Parent Borrower (or any parent thereof) attributable to the ownership or operations of the Parent Borrower and its Restricted Subsidiaries or (B) fees and expenses otherwise due and payable by the Parent Borrower or any of its Restricted Subsidiaries and permitted to be paid by the Parent Borrower or such Restricted Subsidiary under this Agreement;
     (iii) the proceeds of which shall be used to pay franchise and excise taxes and other fees, taxes and expenses required to maintain the corporate existence of any of its direct or indirect parent of the Parent Borrower; and
     (iv) to any direct or indirect parent of the Parent Borrower to finance any Investment permitted to be made by the Parent Borrower or a Restricted Subsidiary pursuant to Section 10.5; provided that (A) such dividend shall be made substantially concurrently with the closing of such Investment, (B) such parent shall, immediately following the closing thereof, cause (1) all property acquired (whether assets, Stock or Stock Equivalents) to be contributed to the Parent Borrower or such Restricted Subsidiary or (2) the merger (to the extent permitted in Section 10.5) of the Person formed or acquired into the Parent Borrower or its Restricted Subsidiaries and (C) Parent Borrower shall comply with Sections 9.11 and 9.12 to the extent applicable; and
     (e) the Parent Borrower may pay cash dividends to Holdings for Holdings to pay cash dividends, after the fifth anniversary of the date of issuance of any Qualified Holdings Debt solely for the purpose of paying regularly scheduled interest payments with respect to such Qualified Holdings Debt, so long as on a Pro Forma Basis after giving effect to the payments of such dividends (i) the Parent Borrower shall be in compliance with the covenant set forth in Section 10.9 for the most recently ended Test Period and (ii) the Consolidated EBITDA to Consolidated Interest Expense Ratio would be greater than or equal to 1.75 to 1.00 for the most recently ended Test Period.

          10.7. Limitations on Debt Payments and Amendments; Matters Relating to Required Additional Equity Investments.
          (a) The Parent Borrower will not, and will not permit any Restricted Subsidiary to, prepay, repurchase or redeem or otherwise defease or acquire prior to the scheduled maturity thereof any Subordinated Indebtedness, Retained Indebtedness (except as permitted in clause (b) below) or Permitted Senior Second Lien Debt (collectively, “Junior Indebtedness”); provided, however, that so long as no Default or Event of Default shall have occurred and be continuing at the date of such prepayment, repurchase, redemption or other defeasance or would result therefrom, the Parent Borrower or any Restricted Subsidiary may prepay, repurchase or redeem Junior Indebtedness (i) for an aggregate price not in excess of (x) $600,000,000 less (y) the amount of Restricted Payments made pursuant to Section 10.6(c)(i), plus (z) the Applicable Amount at the time of such prepayment, repurchase or redemption, (ii) in the case of Subordinated Indebtedness, with the proceeds of Subordinated Indebtedness that (I) is permitted by Section 10.1 (other than Section 10.1(o)) and (II) if such Junior Indebtedness being repaid, repurchased or redeemed is Subordinated Indebtedness, has terms not materially less advantageous to the Lenders than those of the Indebtedness being refinanced or (iii) in the case of Permitted Senior Second Lien Debt, with the proceeds of refinancing Indebtedness otherwise permitted by Section 10.1 constituting Permitted Additional Debt or Permitted Senior Second Lien Debt. Notwithstanding the foregoing, nothing in this Section 10.7 shall prohibit (A) the repayment or prepayment of intercompany Subordinated Indebtedness owed among the Parent Borrower and/or the Restricted Subsidiaries, in either case unless an Event of Default has occurred and is continuing and the Parent Borrower has received a notice from the Collateral Agent instructing it not to make or permit any such repayment or prepayment, or (B) transfers of creditor positions in connection with intercompany debt restructurings so long as such Indebtedness is permitted by Section 10.1 after giving effect to such transfers. For the avoidance of doubt, nothing in this Section 10.7 shall restrict the making of any “AHYDO catch up payment” in respect of the Senior Second Lien Notes.
          (b) Except as permitted pursuant to clause (a) above, the Parent Borrower will not, and will not permit any Restricted Subsidiary to, prepay, repurchase, or redeem or otherwise defease or acquire any Retained Indebtedness (other than pursuant to any tender offer in effect on the Closing Date in connection with the Debt Repayment) prior to the stated final maturity date thereof (as in effect on the Closing Date); provided, however, that so long as no Default or Event of Default shall have occurred and be continuing at the date of such prepayment, repurchase, defeasance or acquisition or would result therefrom, (i) Retained Indebtedness may be prepaid, repurchased, redeemed or defeased prior to its stated maturity if, as of the Closing Date, such Retained Indebtedness to be repaid has a stated final maturity occurring on any date on or between January 1, 2010 and December 31, 2011, (ii) Parent Borrower may prepay, repurchase, redeem, defease or acquire, prior to the stated final maturity thereof Retained Indebtedness with a stated final maturity (as of the Closing Date) prior to the Tranche A Term Loan Maturity Date (and if at such time all Tranche A Term Loans have been repaid in full, the Tranche B Term Loan Maturity Date) if on a Pro Forma Basis after giving effect to such repayment the Consolidated First Lien Debt to Consolidated EBITDA Ratio for the most recent Test Period is no greater than 4.0:1 and (iii) Retained Indebtedness may be refinanced with the proceeds of refinancing Indebtedness with respect to such Retained Indebtedness that is permitted under Section 10.1(g).

          (c) Prior to repayment in full of all European Obligations with respect to the European Tranche Term Loans, the Parent Borrower will not permit the advances under the Swiss Secured Loan Agreement to be prepaid or amended in any manner adverse to the Lenders in any material respect or for the European Subsidiary Borrower’s rights thereunder to be transferred to any Person other than a Credit Party.
          (d) The Parent Borrower will not waive, amend, modify, terminate or release any Junior Indebtedness or any Retained Indebtedness to the extent that any such waiver, amendment, modification, termination or release would be adverse to the Lenders in any material respect.
          (e) The Parent Borrower shall have received (i) the Option Note Amount from either (x) the repayment or prepayment of the Option Note (including through the cancellation pursuant to the Merger of Stock or Stock Equivalents of the Parent Borrower owned by the issuer of, and having a value equivalent to, the Option Note) or (y) contributions to its common equity, in either case no later than December 2, 2006 and (ii) additional common equity in an amount equal to the Delayed Equity Amount no later than March 31, 2007. Prior to the satisfaction of the requirements of clause (i) of the first sentence of this Section 10.7(e), the Parent Borrower will not permit any waiver, amendment, modification or termination of the Option Note or fail to enforce its right under the Option Note if the result of any of the foregoing would be adverse in any material respect to the Lenders. Prior to the satisfaction of the requirements of clause (ii) of the first sentence of this Section 10.7(e), the Parent Borrower will not permit any waiver, amendment, modification or termination of the Delayed Equity Arrangements or fail to enforce its right under the Delayed Equity Arrangements if the result of any of the foregoing would be adverse in any material respect to the Lenders.
          (f) Epic Properties and Columbia—SDH shall not permit any consensual Liens to exist on any shares of Stock of Healthtrust owned by them (other than Liens in favor of the Parent Borrower or Healthtrust). Following the occurrence and during the continuance of an Event of Default, the Parent Borrower shall not permit Healthtrust to make any distribution on, or redemption of, Stock of Healthtrust owned by Epic Properties or Columbia—SDH unless the Collateral Agent shall have consented thereto.
          10.8. Limitations on Sale Leasebacks. The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into or effect any Sale Leasebacks other than Permitted Sale Leasebacks.
          10.9. Consolidated Total Debt to Consolidated EBITDA Ratio. The Parent Borrower will not permit the Consolidated Total Debt to Consolidated EBITDA Ratio for any Test Period ending during any period set forth below to be greater than the ratio set forth below opposite such period:

Period	Ratio
April 1, 2007 through December 31, 2008	8.75 to 1.00
January 1, 2009 through December 31, 2009	8.25 to 1.00
January 1, 2010 through December 31, 2010	7.75 to 1.00

Period	Ratio
January 1, 2011 through December 31, 2011	7.25 to 1.00
January 1, 2012 through Final Maturity Date	6.75 to 1.00
          10.10. Changes in Business.
          (a) The Parent Borrower and the Subsidiaries, taken as a whole, will not fundamentally and substantively alter the character of their business, taken as a whole, from the business conducted by the Parent Borrower and the Subsidiaries, taken as a whole, on the Closing Date and other business activities incidental or related to any of the foregoing.
          (b) Healthtrust shall not engage in any business other than (i) owning (x) its ownership in the Stock and Stock Equivalents of Subsidiaries of the Parent Borrower and activities and properties incidental thereto and (y) other assets owned by it on the Closing Date and (ii) performing its obligations pursuant to agreements in effect on the Closing Date and any automatic extensions thereof.
          10.11. 1993 Indenture Restricted Subsidiaries. The Parent Borrower shall not designate any additional Subsidiary as a “Restricted Subsidiary” under the 1993 Indenture or reorganize or change the ownership structure of any of its Subsidiaries such that after giving effect to such reorganization or change a Subsidiary that constituted an “Unrestricted Subsidiary” under the 1993 Indenture subsequently constitutes a “Restricted Subsidiary” thereunder.
          10.12. No Impairment of Mortgages on Principal Properties. For the avoidance of doubt and notwithstanding anything herein to the contrary, the Parent Borrower agrees not to take, or permit any Subsidiary to take, any action that would result in the principal amount of the Obligations that could be secured by the Principal Properties pursuant to Section 1108 of the 1993 Indenture (after giving effect to all other uses of the exemption provided in such Section 1108 of the 1993 Indenture) being less than 10% of Consolidated Net Tangible Assets (as defined in the 1993 Indenture as in effect on the Closing Date ) of the Company (as defined in the 1993 Indenture as in effect on the Closing Date) and its Consolidated Subsidiaries (as defined in the 1993 Indenture as in effect on the Closing Date) determined as of the Closing Date.
          SECTION 11. Events of Default
          Upon the occurrence of any of the following specified events (each an “Event of Default”):
          11.1. Payments. Any Borrower shall (a) default in the payment when due of any principal of the Loans or (b) default, and such default shall continue for five or more days, in the payment when due of any interest on the Loans or any Fees or any Unpaid Drawings or of any other amounts owing hereunder or under any other Credit Document; or
          11.2. Representations, Etc. Any representation, warranty or statement made or deemed made by any Credit Party herein or in any Credit Document or any certificate delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

          11.3. Covenants. Any Credit Party shall:
     (a) default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.1(e) or Section 10; or
     (b) default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in Section 11.1 or 11.2 or clause (a) of this Section 11.3) contained in this Agreement, any Security Document, any Guarantee or the Fee Letter dated July 24, 2006 between Holdings and the Agents and such default shall continue unremedied for a period of at least 30 days after receipt of written notice by the Parent Borrower from any Administrative Agent or the Required Lenders; or
          11.4. Default Under Other Agreements. (a) The Parent Borrower or any of the Restricted Subsidiaries shall (i) default in any payment with respect to any Indebtedness (other than the Obligations) in excess of $150,000,000 in the aggregate, for the Parent Borrower and such Restricted Subsidiaries, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist (other than, with respect to Indebtedness consisting of any Hedge Agreements, termination events or equivalent events pursuant to the terms of such Hedge Agreements), the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due prior to its stated maturity; or (b) without limiting the provisions of clause (a) above, any such Indebtedness shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment or as a mandatory prepayment (and, with respect to Indebtedness consisting of any Hedge Agreements, other than due to a termination event or equivalent event pursuant to the terms of such Hedge Agreements), prior to the stated maturity thereof; or
          11.5. Bankruptcy, Etc. Any Borrower or any Specified Subsidiary shall commence a voluntary case, proceeding or action concerning itself under (a) Title 11 of the United States Code entitled “Bankruptcy,” or (b) in the case of any Foreign Subsidiary that is a Specified Subsidiary, any domestic or foreign law relating to bankruptcy, judicial management, insolvency, reorganization, administration or relief of debtors in effect in its jurisdiction of incorporation, in each case as now or hereafter in effect, or any successor thereto (collectively, the “Bankruptcy Code”); or an involuntary case, proceeding or action is commenced against any Borrower or any Specified Subsidiary and the petition is not controverted within 30 days after commencement of the case, proceeding or action; or an involuntary case, proceeding or action is commenced against any Borrower or any Specified Subsidiary and the petition is not dismissed within 60 days after commencement of the case, proceeding or action; or a custodian (as defined in the Bankruptcy Code), judicial manager, receiver, receiver manager, trustee, administrator or similar person is appointed for, or takes charge of, all or substantially all of the property of any Borrower or any Specified Subsidiary; or any Borrower or any Specified Subsidiary commences any other voluntary proceeding or action under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, administration or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to any Borrower or any Specified Sub-

sidiary; or there is commenced against any Borrower or any Specified Subsidiary any such proceeding or action that remains undismissed for a period of 60 days; or any Borrower or any Specified Subsidiary is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding or action is entered; or any Borrower or any Specified Subsidiary suffers any appointment of any custodian receiver, receiver manager, trustee, administrator or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or any Borrower or any Specified Subsidiary makes a general assignment for the benefit of creditors; or any corporate action is taken by any Borrower or any Specified Subsidiary for the purpose of effecting any of the foregoing; or
          11.6. ERISA. (a) Any Plan shall fail to satisfy the minimum funding standard required for any plan year or part thereof or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 of the Code; any Plan is or shall have been terminated or is the subject of termination proceedings under ERISA (including the giving of written notice thereof); an event shall have occurred or a condition shall exist in either case entitling the PBGC to terminate any Plan or to appoint a trustee to administer any Plan (including the giving of written notice thereof); any Plan shall have an accumulated funding deficiency (whether or not waived); the Parent Borrower or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code (including the giving of written notice thereof); (b) there could result from any event or events set forth in clause (a) of this Section 11.6 the imposition of a lien, the granting of a security interest, or a liability, or the reasonable likelihood of incurring a lien, security interest or liability; and (c) such lien, security interest or liability will or would be reasonably likely to have a Material Adverse Effect; or
          11.7. Guarantee. Any Guarantee provided by any Borrower or any Material Subsidiary or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof and thereof) or any such Guarantor thereunder or any Credit Party shall deny or disaffirm in writing any such Guarantor’s obligations under the Guarantee (or any of the foregoing shall occur with respect to a Guarantee provided by a Subsidiary that is not a Material Subsidiary and shall continue unremedied for a period of at least 30 days after receipt of written notice by the Parent Borrower from any Administrative Agent, the Collateral Agent or the Required Lenders); or
          11.8. Pledge Agreement. Any Pledge Agreement pursuant to which the Stock or Stock Equivalents of any Borrower or any Material Subsidiary is pledged or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof or as a result of acts or omissions of the Collateral Agent or any Lender) or any pledgor thereunder or any Credit Party shall deny or disaffirm in writing any pledgor’s obligations under any Pledge Agreement (or any of the foregoing shall occur with respect to a pledge of the Stock or Stock Equivalents of a Subsidiary that is not a Material Subsidiary and shall continue unremedied for a period of at least 30 days after receipt of written notice by the Parent Borrower from the Administrative Agent, the Collateral Agent or the Required Lenders); or
          11.9. Security Agreement. The U.S. Security Agreement or the European Security Agreement pursuant to which the assets of the Parent Borrower or any Material Subsidiary are pledged as Collateral or any material provision thereof shall cease to be in full force or effect

(other than pursuant to the terms hereof or thereof or as a result of acts or omissions of the Collateral Agent or any Lender) or any grantor thereunder or any Credit Party shall deny or disaffirm in writing any grantor’s obligations under the U.S. Security Agreement or such European Security Agreement (or any of the foregoing shall occur with respect to Collateral provided by a Subsidiary that is not a Material Subsidiary and shall continue unremedied for a period of at least 30 days after receipt of written notice by the Parent Borrower from the Administrative Agent, the Collateral Agent or the Required Lenders); or
          11.10. Mortgages. Any Mortgage or any material provision of any Mortgage relating to any material portion of the Collateral shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof or as a result of acts or omissions of the Collateral Agent or any Lender) or any mortgagor thereunder or any Credit Party shall deny or disaffirm in writing any mortgagor’s obligations under any Mortgage; or
          11.11. Judgments. One or more judgments or decrees shall be entered against the Parent Borrower or any of the Restricted Subsidiaries involving a liability of $150,000,000 or more in the aggregate for all such judgments and decrees for the Parent Borrower and the Restricted Subsidiaries (to the extent not paid or covered by insurance provided by a carrier not disputing coverage) and any such judgments or decrees shall not have been satisfied, vacated, discharged or stayed or bonded pending appeal within 60 days after the entry thereof; or
          11.12. Change of Control. A Change of Control shall occur;
then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent shall, upon the written request of the Required Lenders, by written notice to the Parent Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against the Borrowers, except as otherwise specifically provided for in this Agreement (provided that, if an Event of Default specified in Section 11.5 shall occur with respect to the Parent Borrower, the result that would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i), (ii) and (iv) below shall occur automatically without the giving of any such notice): (i) declare the Total Revolving Credit Commitment and Swingline Commitment terminated, whereupon the Revolving Credit Commitment and Swingline Commitment, if any, of each Lender or the Swingline Lender, as the case may be, shall forthwith terminate immediately and any Fees theretofore accrued shall forthwith become due and payable without any other notice of any kind; (ii) declare the principal of and any accrued interest and fees in respect of all Loans and all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Parent Borrower; (iii) terminate any Letter of Credit that may be terminated in accordance with its terms; and/or (iv) direct the Parent Borrower to pay (and the Parent Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default specified in Section 11.5 with respect to any Borrower, it will pay) to the Administrative Agent at the Administrative Agent’s Office such additional amounts of cash, to be held as security for the Parent Borrower’s respective reimbursement obligations for Drawings that may subsequently occur thereunder, equal to the aggregate Stated Amount of all Letters of Credit issued and then outstanding. In connection with any acceleration of the Obligations as contemplated by clause (ii) above, the Designated Obligations shall, automatically and with no further action re-

required by the Administrative Agent, any Credit Party or any Lender, be converted into the Dollar Equivalent, determined using the Spot Rate calculated as of the date of such acceleration (or, in the case of any Unpaid Drawings following the date of such acceleration, as of the date of drawing under the applicable Letter of Credit) and from and after such date all amounts accruing and owed to the Lenders in respect of such Designated Obligations shall accrue and be payable in Dollars at the rate otherwise applicable hereunder.
          Any amount received by the Administrative Agent or the Collateral Agent from any Credit Party following any acceleration of the Obligations under this Agreement or any Event of Default with respect to the Parent Borrower under Section 11.5 shall be applied:
          (i) first, to the payment of all reasonable and documented costs and expenses incurred by the Administrative Agent or Collateral Agent in connection with such collection or sale or otherwise in connection with any Credit Document, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Administrative Agent or the Collateral Agent hereunder or under any other Credit Document on behalf of any Credit Party and any other reasonable and documented costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any other Credit Document;
          (ii) second, to the Secured Parties, an amount (x) equal to all Obligations owing to them on the date of any distribution and (y) sufficient to Cash Collateralize all Letters of Credit Outstanding on the date of any distribution, and, if such moneys shall be insufficient to pay such amounts in full and Cash Collateralize all Letters of Credit Outstanding, then ratably (without priority of any one over any other) to such Secured Parties in proportion to the unpaid amounts thereof and to Cash Collateralize the Letters of Credit Outstanding; and
          (iii) third, any surplus then remaining shall be paid to the applicable Credit Parties or their successors or assigns or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct;
provided that (x) no amount received from any European Credit Party or on account of any Collateral that is solely Collateral for the European Obligations shall be applied pursuant to clauses (i) or (ii) of this paragraph to the extent such amounts do not constitute European Obligations and (y) any amount applied to Cash Collateralize any Letters of Credit Outstanding that has not been applied to reimburse the Letter of Credit Issuer for Unpaid Drawings under the applicable Letters of Credit at the time of expiration of all such Letters of Credit shall be applied by the Administrative Agent in the order specified in clauses (i) through (iii) above.
          SECTION 12. Investors’ Right to Cure. Notwithstanding anything to the contrary contained in Section 11.3(a), in the event that the Parent Borrower fails to comply with the requirement of the covenants set forth in Section 10.9, until the expiration of the tenth day after the date on which Section 9.1 Financials with respect to the Test Period in which the covenant set forth in such Section is being measured are required to be delivered pursuant to Section 9.1, any of the Investors shall have the right to make a direct or indirect equity investment (other than any amount invested in satisfaction of the requirements set forth in the first sentence of Section

10.7(e)) in the Parent Borrower in cash (the “Cure Right”), and upon the receipt by the Parent Borrower of net cash proceeds pursuant to the exercise of the Cure Right (including through the capital contribution of any such net cash proceeds to such person, the "Cure Amount”), the covenant set forth in such Section shall be recalculated, giving effect to a pro forma increase to Consolidated EBITDA for such Test Period in an amount equal to such net cash proceeds; provided that such pro forma adjustment to Consolidated EBITDA shall be given solely for the purpose of determining the existence of a Default or an Event of Default under the covenant set forth in such Section with respect to any Test Period that includes the fiscal quarter for which such Cure Right was exercised and not for any other purpose under any Credit Document.
          If, after the exercise of the Cure Right and the recalculations pursuant to clause (a) above, the Parent Borrower shall then be in compliance with the requirements of the covenant set forth in Section 10.9 during such Test Period (including for purposes of Section 7.1), the Parent Borrower shall be deemed to have satisfied the requirements of such covenant as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable Default or Event of Default under Section 11.3 that had occurred shall be deemed cured; provided that (i) in each Test Period there shall be at least one fiscal quarter in which no Cure Right is exercised and (ii) with respect to any exercise of the Cure Right, the Cure Amount shall be no greater than the amount required to cause the Parent Borrower to be in compliance with the covenant set forth in Section 10.9.
     SECTION 13. The Agents.
          13.1. Appointment.
          (a) Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Credit Documents and irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Administrative Agent.
          (b) The Administrative Agent, each Lender, the Swingline Lender and the Letter of Credit Issuer hereby irrevocably designate and appoint the Collateral Agent as the agent with respect to the Collateral, and each of the Administrative Agent, each Lender, the Swingline Lender and the Letter of Credit Issuer irrevocably authorizes the Collateral Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Collateral Agent shall not have any duties or responsibilities except those expressly set forth herein, or any fiduciary relationship with any of the

Administrative Agent, the Lenders, the Swingline Lender or the Letter of Credit Issuers, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Collateral Agent.
          (c) Each of the Co-Syndication Agents, Joint Lead Arrangers and Bookrunners, Joint Bookrunners and the Documentation Agent, each in its capacity as such, shall not have any obligations, duties or responsibilities under this Agreement but shall be entitled to all benefits of this Section 13.
          13.2. Delegation of Duties. The Administrative Agent and the Collateral Agent may each execute any of its duties under this Agreement and the other Credit Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Neither the Administrative Agent nor the Collateral Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.
          13.3. Exculpatory Provisions. No Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Credit Document (except for its or such Person’s own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any of any Borrower, any Guarantor, any other Credit Party or any officer thereof contained in this Agreement or any other Credit Document or in any certificate, report, statement or other document referred to or provided for in, or received by such Agent under or in connection with, this Agreement or any other Credit Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Credit Document or for any failure of any Borrower, any Guarantor or any other Credit Party to perform its obligations hereunder or thereunder. No Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party. The Collateral Agent shall not be under any obligation to the Administrative Agent, any Lender, the Swingline Lender or any Letter of Credit Issuer to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party.
          13.4. Reliance by Agents. The Administrative Agent and the Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or instruction believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to any Borrower), independent accountants and other experts selected by the Administrative Agent or the Collateral Agent. The Administrative Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent and the Collateral Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Credit Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent and the Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Credit Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.
          13.5. Notice of Default. Neither the Administrative Agent nor the Collateral Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent or Collateral Agent has received notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, it shall give notice thereof to the Lenders and the Collateral Agent. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders, provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders except to the extent that this Agreement requires that such action be taken only with the approval of the Required Lenders or each of the Lenders, as applicable).
          13.6. Non-Reliance on Administrative Agent, Collateral Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor the Collateral Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent or Collateral Agent hereinafter taken, including any review of the affairs of any Borrower, any Guarantor or any other Credit Party, shall be deemed to constitute any representation or warranty by the Administrative Agent or Collateral Agent to any Lender, the Swingline Lender or any Letter of Credit Issuer. Each Lender, the Swingline Lender and each Letter of Credit Issuer represents to the Administrative Agent and the Collateral Agent that it has, independently and without reliance upon the Administrative Agent, Collateral Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of each Borrower, Guarantor and other Credit Party and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent, Collateral Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Credit Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrowers, any Guarantor and any other Credit Party. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, neither the Administrative Agent nor the Collateral Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, assets, operations, properties, financial condition, prospects or creditworthiness of any Borrower, any Guarantor or any other Credit Party that may come into the possession of the Administrative Agent or Collateral Agent any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates.
          13.7. Indemnification.The Lenders agree to indemnify the Administrative Agent and the Collateral Agent, each in its capacity as such (to the extent not reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so), ratably according to their respective portions of the Total Credit Exposure in effect on the date on which indemnification is sought (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their respective portions of the Total Credit Exposure in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent or the Collateral Agent in any way relating to or arising out of the Commitments, this Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or the Collateral Agent under or in connection with any of the foregoing, provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s or the Collateral Agent’s gross negligence or willful misconduct as determined by a final judgment of a court of competent jurisdiction. The agreements in this Section 13.7 shall survive the payment of the Loans and all other amounts payable hereunder.
          13.8. Administrative Agent in its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Borrower, any Guarantor, and any other Credit Party as though the Administrative Agent were not the Administrative Agent hereunder and under the other Credit Documents. With respect to the Loans made by it, the Administrative Agent shall have the same rights and powers under this Agreement and the other Credit Documents as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms “Lender” and “Lenders” shall include the Administrative Agent in its individual capacity.
          13.9. Successor Agents. Each of the Administrative Agent and Collateral Agent may at any time give notice of its resignation to the Lenders, the Letter of Credit Issuer and the Parent Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to the reasonable consent of the Parent Borrower so long as no Default under Section 11.1 or 11.5 is continuing, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders and the Letter of Credit Issuer, appoint a successor Agent meeting the qualifications set forth above; provided that if the retiring Agent shall notify the Parent Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents (except in the case of the Collateral Agent holding collateral security on behalf of any Secured Parties, the retiring Collateral Agent shall continue to hold such collateral security as nominee until such time as a successor Collateral Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through such Agent shall instead be made by or to each Lender and the Letter of Credit Issuer directly, until such time as the Required Lenders appoint a successor Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as the Administrative Agent or Collateral Agent, as the case may be, hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrowers (following the effectiveness of such appointment) to such Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Parent Borrower and such successor. After the retiring Agent’s resignation hereunder and under the other Credit Documents, the provisions of this Section 13 (including 13.7) and Section 14.5 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as an Agent.
          Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as Letter of Credit Issuer and Swing Line Lender. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Letter of Credit Issuer and Swing Line Lender, (b) the retiring Letter of Credit Issuer and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Credit Documents, and (c) the successor Letter of Credit Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Letter of Credit Issuer to effectively assume the obligations of the retiring Letter of Credit Issuer with respect to such Letters of Credit.
          13.10. Withholding Tax. To the extent required by any applicable law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including penalties and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses.
          13.11. Swiss Assignment Agreement. The European Subsidiary Borrower appoints the Collateral Agent to receive on the Closing Date from the grantors of the Swiss

Security (as defined in the Swiss Secured Loan Agreement), as derivative possessor (unselbständiger Besitzer as defined under Swiss law) for the European Subsidiary Borrower, the Swiss Security. This notwithstanding, the European Subsidiary Borrower agrees and acknowledges that, upon execution of the Swiss Assignment Agreement by the Collateral Agent and the European Subsidiary Borrower, the Collateral Agent will hold the Swiss Security no longer for the European Subsidiary Borrower, but will (i) hold the Shares and the Quotas (as defined in the Swiss Secured Loan Agreement) as pledgee (Pfandgläubiger as defined under Swiss law) and (ii) will acquire legal title (Eigentum as defined under Swiss law) to the Mortgage Notes (as defined in the Swiss Secured Loan Agreement) for purposes of security.
          SECTION 14. Miscellaneous
          14.1. Amendments and Waivers. Neither this Agreement nor any other Credit Document, nor any terms hereof or thereof, may be amended, supplemented or modified except in accordance with the provisions of this Section 14.1. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent and/or the Collateral Agent may, from time to time, (a) enter into with the relevant Credit Party or Credit Parties written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Credit Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent and/or Collateral Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall directly (i) forgive or reduce any portion of any Loan or extend the final scheduled maturity date of any Loan or reduce the stated rate (it being understood that any change to the definition of Consolidated Total Debt to Consolidated EBITDA Ratio or in the component definitions thereof shall not constitute a reduction in the rate and only the consent of the Required Lenders shall be necessary to waive any obligation of the Borrowers to pay interest at the “default rate” or amend Section 2.8(c)), or forgive any portion, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates or any amendment contemplated by Section 1.7), or extend the final expiration date of any Lender’s Commitment or extend the final expiration date of any Letter of Credit beyond the L/C Maturity Date, or increase the aggregate amount of the Commitments of any Lender, or amend or modify any provisions of Section 5.3(a) (with respect to the ratable allocation of any payments only) and 14.8(a) and 14.20, or make any Loan, interest, Fee or other amount payable in any currency other than expressly provided herein, in each case without the written consent of each Lender directly and adversely affected thereby, or (ii) amend, modify or waive any provision of this Section 14.1 or reduce the percentages specified in the definitions of the terms “Required Lenders”, “Required Revolving Credit Lenders”, “Required European Tranche Term Loan Lenders”, “Required Tranche A Term Loan Lenders”, “Required Tranche B Term Loan Lenders”, consent to the assignment or transfer by any Borrower of its rights and obligations under any Credit Document to which it is a party (except as permitted pursuant to Section 10.3) or alter the order of application set forth in the final paragraph of Section 11, in each case without the written consent of each Lender directly and adversely affected thereby, or (iii) amend, modify or waive any provision of Section 13 without the written consent of the then-current Administrative Agent and Collateral Agent, or (iv) amend, modify or waive any provision of Section 3 with respect to any Letter of Credit without the written consent of the Letter of Credit Issuer, or (v) amend, modify or waive any provisions hereof relating to Swingline Loans without the written consent of the Swingline Lender, or (vi) change any Revolving Credit Commitment to a Term Loan Commitment, or change any Term Loan Commitment to a Revolving Credit Commitment, in each case without the prior written consent of each Lender directly and adversely affected thereby, or (vii) release all or substantially all of the Guarantors under the Guarantees (except as expressly permitted by the Guarantees or this Agreement) or release all or substantially all of the Collateral under the Security Documents (except as expressly permitted by the Security Documents or this Agreement) without the prior written consent of each Lender, or (viii) amend Section 2.9 so as to permit Interest Period intervals greater than six months without regard to availability to Lenders, without the written consent of each Lender directly and adversely affected thereby, or (ix) decrease any Tranche A Repayment Amount, extend any scheduled Tranche A Repayment Date or decrease the amount or allocation of any mandatory prepayment to be received by any Tranche A Term Loan Lender, in each case without the written consent of the Required Tranche A Term Loan Lenders, or (x) decrease any Tranche B Repayment Amount, extend any scheduled Tranche B Repayment Date or decrease the amount or allocation of any mandatory prepayment to be received by any Tranche B Term Loan Lender, in each case without the written consent of the Required Tranche B Term Loan Lenders or (xi) decrease any European Tranche Repayment Amount, extend any scheduled European Tranche Repayment Date or decrease the amount or allocation of any mandatory prepayment to be received by any European Tranche Term Loan Lender, in each case without the written consent of the Required European Tranche Term Loan Lenders. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Lenders and shall be binding upon the Borrowers, such Lenders, the Administrative Agent and all future holders of the affected Loans. In the case of any waiver, the Borrowers, the Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing, it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.
          Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of the Lenders).
          Notwithstanding the foregoing, in addition to any credit extensions and related Joinder Agreement(s) effectuated without the consent of Lenders in accordance with Section 2.14, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Parent Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the Revolving Credit Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and other definitions related to such new Term Loans.

          In addition, notwithstanding the foregoing, this Agreement may be amended with the written consent of the Administrative Agent, the affected Borrowers and the Lenders providing the relevant Replacement Term Loans (as defined below) to permit the refinancing of all outstanding Term Loans of any Class (“Refinanced Term Loans”) with a replacement term loan tranche (“Replacement Term Loans”) hereunder; provided that (a) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount of such Refinanced Term Loans, (b) the Applicable ABR Margin and Applicable LIBOR Margin for such Replacement Term Loans shall not be higher than the Applicable ABR Margin and Applicable LIBOR Margin for such Refinanced Term Loans, (c) the weighted average life to maturity of such Replacement Term Loans shall not be shorter than the weighted average life to maturity of such Refinanced Term Loans at the time of such refinancing (except to the extent of nominal amortization for periods where amortization has been eliminated as a result of prepayment of the applicable Term Loans) and (d) all other terms applicable to such Replacement Term Loans shall be substantially identical to, or less favorable to the Lenders providing such Replacement Term Loans than those applicable to such Refinanced Term Loans, except to the extent necessary to provide for covenants and other terms applicable to any period after the latest final maturity of the Term Loans of such Class in effect immediately prior to such refinancing.
          The Lenders hereby irrevocably agree that the Liens granted to the Collateral Agent by the Credit Parties on any Collateral shall be automatically released (i) in full, upon the termination of this Agreement, (ii) upon the sale or other disposition of such Collateral (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person other than another Credit Party (other than (x) a European Credit Party, in the case of any sale or other disposition by a U.S. Credit Party and (y) a U.S. Credit Party, in the case of any sale or other disposition by a European Credit Party), to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Credit Party upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to a Loan Party, upon termination or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with this Section 14.1), (v) to the extent the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the applicable Guarantee (in accordance with the following sentence) and (vi) as required to effect any sale or other disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Collateral Documents. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents. Additionally, the Lenders hereby irrevocably agree that the Guarantors shall be released from the Guarantees (i) upon consummation of any transaction resulting in such Subsidiary ceasing to constitute a Restricted Subsidiary, (ii) upon the designation of such Guarantor as a Designated Non-Guarantor Subsidiary (in accordance with the definition thereof) or (iii) in the case of any European Guarantor, upon the repayment in full of all European Obligations. The Lenders hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and con-

firm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this paragraph, all without the further consent or joinder of any Lender.
          14.2. Notices. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Credit Document shall be in writing (including by facsimile transmission). All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:
     (a) if to the Parent Borrower, the European Subsidiary Borrower, the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer or the Swingline Lender, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 14.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and
     (b) if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the Borrowers, the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Swingline Lender.
All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, three (3) Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail, when delivered; provided that notices and other communications to the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6, 2.9, 4.2 and 5.1 shall not be effective until received.
          14.3. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent, the Collateral Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.
          14.4. Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.
          14.5. Payment of Expenses. The Parent Borrower agrees (a) to pay or reimburse the Agents for all their reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees, disbursements and other charges of Cahill Gordon & Reindel llp and one counsel in each local jurisdiction to the extent consented to by the Parent Borrower (such consent not to be unreasonably withheld), (b) to pay or reimburse the Agent for all its reasonable and documented costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any such other documents, including the reasonable fees, disbursements and other charges of counsel to the Agent, (c) to pay, indemnify, and hold harmless each Lender and Agent from, any and all recording and filing fees and (d) to pay, indemnify, and hold harmless each Lender and Agent and their respective directors, officers, employees, trustees, investment advisors and agents from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including reasonable and documented fees, disbursements and other charges of counsel, with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Credit Documents and any such other documents, including, without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law (other than by such indemnified person or any of its Related Parties) or to any actual or alleged presence, release or threatened release of Hazardous Materials involving or attributable to the operations of the Parent Borrower, any of its Subsidiaries or any of the Real Estate (all the foregoing in this clause (d), collectively, the “indemnified liabilities”), provided that the Borrowers shall have no obligation hereunder to any Administrative Agent or any Lender nor any of their respective Related Parties with respect to indemnified liabilities to the extent attributable to (i) the gross negligence, bad faith or willful misconduct of the party to be indemnified or any of its Related Parties, (ii) any material breach of any Credit Document by the party to be indemnified or (iii) disputes among the Administrative Agent, the Lenders and/or their transferees. All amounts payable under this Section 14.5 shall be paid within ten Business Days of receipt by the Parent Borrower of an invoice relating thereto setting forth such expense in reasonable retail. The agreements in this Section 14.5 shall survive repayment of the Loans and all other amounts payable hereunder.
          14.6. Successors and Assigns; Participations and Assignments.
          (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), except that (i) except as expressly permitted by Section 10.3, no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 14.6. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), Participants (to the extent provided in clause (c) of this Section 14.6) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

          (b) (i) Subject to the conditions set forth in clause (b)(ii) below, any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans (including participations in L/C Obligations or Swingline Loans) at the time owing to it) with the prior written consent (such consent not be unreasonably withheld or delayed; it being understood that, without limitation, the Parent Borrower shall have the right to withhold or delay its consent to any assignment if, in order for such assignment to comply with applicable law, any Borrower would be required to obtain the consent of, or make any filing or registration with, any Governmental Authority) of:
     (A) the Parent Borrower (which consent shall not be unreasonably withheld or delayed), provided that, subject to clause (g) below, no consent of the Parent Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender (unless increased costs would result therefrom unless an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing), an Approved Fund or, if an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing, any other assignee; and
     (B) the Administrative Agent (which consent shall not be unreasonably withheld or delayed), and, in the case of Revolving Credit Commitments or Revolving Credit Loans only, the Swingline Lender and the applicable Letter of Credit Issuer, provided that no consent of the Administrative Agent, the Swingline Lender or the Letter of Credit Issuer, as applicable, shall be required for an assignment of any Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund.
     Notwithstanding the foregoing, no such assignment shall be made to a natural person.
     (ii) Assignments shall be subject to the following additional conditions:
     (A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 (or, in the case of a Tranche A Term Loan Commitment, Tranche B Term Loan Commitment, Tranche A Term Loan, Tranche B Term Loan or European Tranche Term Loan denominated in Dollars, $1,000,000), and increments of $1,000,000 in excess thereof (or, in the case of a European Tranche Term Loan Commitment or a European Tranche Term Loan, €1,000,000 or increments of €1,000,000 in excess thereof) or , unless each of the Parent Borrower and the Administrative Agent otherwise consents (which consents shall not be unreasonably withheld or delayed), provided that no such consent of the Parent Borrower shall be required if an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing; provided further that contemporaneous assignments to a single assignee made by Affiliates of Lenders and related Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above;

     (B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;
     (C) The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee in the amount of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment;
     (D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent (the “Administrative Questionnaire”); and
     (E) the assignee, if the assignment is with respect to the European Tranche Term Loan, must be able to comply with the requirements of Section 5.4(g) of this Agreement.
          (iii) Subject to acceptance and recording thereof pursuant to clause (b)(iv) of this Section 14.6, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 3.5, 5.4 and 14.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 14.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section 14.6.
          (iv) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans and any payment made by the Letter of Credit Issuer under any Letter of Credit owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). Further, each Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement. The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers, the Collateral Agent, the Letter of Credit Issuer and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

          (v) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section 14.6 and any written consent to such assignment required by clause (b) of this Section 14.6, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register.
          (c) (i) Any Lender may, without the consent of the Parent Borrower, any Administrative Agent, the Letter of Credit Issuer or the Swingline Lender, sell participations to one or more banks or other entities (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it), provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (C) the Participant, if a participant with respect to the European Tranche Term Loan, must be able to provide the forms required by Section 5.4(g) of this Agreement to the Lender from which it purchased the participation and (D) the Borrowers, the Administrative Agent, the Letter of Credit Issuer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document, provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (i) of the proviso to Section 14.1 that affects such Participant. Subject to clause (c)(ii) of this Section 14.6, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 5.4 to the same extent as if it were a Lender and provided that such Participant agrees to be subject to the requirements of those Sections as though it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section 14.6. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 14.8(b) as though it were a Lender, provided such Participant agrees to be subject to Section 14.8(a) as though it were a Lender.
          (ii) A Participant shall not be entitled to receive any greater payment under Section 2.10, 2.11 or 5.4 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Parent Borrower’s prior written consent (which consent shall not be unreasonably withheld).
          (d) Any Lender may, without the consent of any Borrower or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 14.6 shall not apply to any such pledge or assignment of a security interest, provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In order to facilitate such pledge or assignment, the Borrowers hereby agree that, upon request of any Lender at any time and from time to time after any Borrower has made its initial borrowing hereunder, each Borrower shall provide to such Lender, at such Borrower’s own expense, a promissory note, substantially in the form of Exhibit K-1, K-2, K-3 or K-4, as the case may be, evidencing the Tranche A Term Loans, Tranche B Term Loans and New Term Loans, European Tranche Term Loans and Revolving Credit Loans and Swingline Loans, respectively, owing to such Lender.
          (e) Subject to Section 14.16, the Borrowers authorize each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a “Transferee”) and any prospective Transferee any and all financial information in such Lender’s possession concerning a Borrower and its Affiliates that has been delivered to such Lender by or on behalf of such Borrower and its Affiliates pursuant to this Agreement or that has been delivered to such Lender by or on behalf of such Borrower and its Affiliates in connection with such Lender’s credit evaluation of such Borrower and its Affiliates prior to becoming a party to this Agreement.
          (f) The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Acceptance shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
          (g) Notwithstanding anything to the contrary in clause (b) above, unless an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing, no assignment by any Lender of all or any portion of its rights and obligations under this Agreement shall be permitted without the consent of the Parent Borrower if, after giving effect to such assignment, the assignee in respect thereof, taken together with its Affiliates and Approved Funds, would hold in the aggregate more than 25% of the Total Credit Exposure.
          14.7. Replacements of Lenders under Certain Circumstances.
          (a) The Parent Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.10, 3.5 or 5.4, (b) is affected in the manner described in Section 2.10(a)(iii) and as a result thereof any of the actions described in such Section is required to be taken or (c) becomes a Defaulting Lender, with a replacement bank or other financial institution, provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default under Section 11.1 or 11.5 shall have occurred and be continuing at the time of such replacement, (iii) the Borrowers shall repay (or the replacement bank or institution shall purchase, at par) all Loans and other amounts (other than any disputed amounts), pursuant to Section 2.10, 2.11, 3.5 or 5.4, as the case may be) owing to such replaced Lender prior to the date of replacement, (iv) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (v) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 14.6 (provided that the Borrowers shall be obligated to pay the registration and processing fee referred to therein) and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrowers, the Administrative Agent or any other Lender shall have against the replaced Lender.

          (b) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination that pursuant to the terms of Section 14.1 requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then provided no Event of Default then exists, the Borrowers shall have the right (unless such Non-Consenting Lender grants such consent) to replace such Non-Consenting Lender by requiring such Non-Consenting Lender to assign its Loans, and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent, provided that: (a) all Obligations of the Borrowers owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment, and (b) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. In connection with any such assignment, the Borrowers, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 14.6.
          14.8. Adjustments; Set-off.
          (a) If any Lender (a “benefited Lender”) shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 11.5, or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender’s Loans, or interest thereon, such benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender’s Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest; provided further that with respect to any amount received from any European Credit Party that would otherwise be subject to the foregoing provisions of this Section 14.8(a), such Lender shall only purchase participations in the European Tranche Term Loans in accordance with the foregoing procedures.
          (b) After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to any Borrower, any such notice being expressly waived by each Borrower to the extent permitted by applicable law, upon any amount becoming due and payable by any Borrower hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of such Borrower; provided that the amount received by any Lender from any European Borrower as a result of this Section 14.8(b) may only be applied to the European Obligations. Each Lender agrees promptly to notify such Borrower (and the Parent Borrower, if other) and the Administrative Agent after any such set-off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application.
          14.9. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrowers and the Administrative Agent.
          14.10. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
          14.11. Integration. This Agreement and the other Credit Documents represent the agreement of the Borrowers, the Collateral Agent, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by any Borrower, the Administrative Agent, the Collateral Agent nor any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.
          14.12. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
          14.13. Submission to Jurisdiction; Waivers. Each Borrower irrevocably and unconditionally:
     (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof;
     (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;
     (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person at its address set forth on Schedule 14.2 at such other address of which the Administrative Agent shall have been notified pursuant to Section 14.2;

     (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction;
     (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 14.13 any special, exemplary, punitive or consequential damages; and
     (f) other than the Parent Borrower, hereby irrevocably designates, appoints and empowers CT Corporation System (telephone number: 212-894-8600) (telecopy number: 212-894-8690) (address: 111 Eighth Avenue, New York, New York 10011) (the “Process Agent”), in the case of any suit, action or proceeding brought in the United States as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents that may be served in any action or proceeding arising out of or in connection with this Agreement or any other Credit Document. Such service may be made by mailing (by registered or certified mail, postage prepaid) or delivering a copy of such process to such Person in care of the Process Agent at the Process Agent’s above address, and such Person hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, each Borrower irrevocably consents to the service of any and all process in any such action or proceeding by the mailing (by registered or certified mail, postage prepaid) of copies of such process to the Process Agent or such Person at its address specified in Section 14.2. Each Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
          14.14. Acknowledgments. Each Borrower hereby acknowledges that:
     (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Credit Documents;
     (b) (i) the credit facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document) are an arm’s-length commercial transaction between the Borrowers, on the one hand, and the Administrative Agent, the Lender and the other Agents on the other hand, and the Borrowers and the other Credit Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, each of the Administrative Agent and the other Agents, is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary for any of the Borrowers, any other Credit Parties or any of their respective Affiliates, stockholders, creditors or employees or any other Person; (iii) neither the Administrative Agent nor any other Agent has assumed or will assume an advisory, agency or fiduciary responsibility in favor of any Borrower or any other Credit Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Credit Document (irrespective of whether the Administrative Agent or other Agent has advised or is currently advising any of the Borrowers, the other Credit Parties or their respective Affiliates on other matters) and neither the Administrative Agent or other Agent has any obligation to any of any Borrowers, the other Credit Parties or their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents; (iv) the Administrative Agent and its Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their respective Affiliates, and neither the Administrative Agent nor other Agent has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) neither the Administrative Agent nor any other Agent has provided and none will provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Credit Document) and each Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. Each Borrower hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against the Administrative Agent or any other Agent with respect to any breach or alleged breach of agency or fiduciary duty.
     (c) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among any Borrower, on the one hand, and any Lender, on the other hand.
          14.15. WAIVERS OF JURY TRIAL. EACH BORROWER, EACH AGENT AND EACH LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.
          14.16. Confidentiality. The Administrative Agent and each Lender shall hold all non-public information furnished by or on behalf of the Parent Borrower or any of its Subsidiaries in connection with such Lender’s evaluation of whether to become a Lender hereunder or obtained by such Lender or the Administrative Agent pursuant to the requirements of this Agreement (“Confidential Information”), confidential in accordance with its customary procedure for handling confidential information of this nature and (in the case of a Lender that is a bank) in accordance with safe and sound banking practices and in any event may make disclosure as required or requested by any governmental agency or representative thereof or pursuant to legal process or (a) to such Lender’s or the Administrative Agent’s attorneys, professional advisors, independent auditors, trustees or Affiliates, (b) to an investor or prospective investor in a Securitization that agrees its access to information regarding the Credit Parties, the Loans and the Credit Documents is solely for purposes of evaluating an investment in a Securitization and who agrees to treat such information as confidential, (c) to a trustee, collateral manager, servicer, backup servicer, noteholder or secured party in connection with the administration, servicing and reporting on the assets serving as collateral for a securitization and who agrees to treat such information as confidential and (d) to a nationally recognized ratings agency that requires access to information regarding the Credit Parties, the Loans and Credit Documents in connection with ratings issued with respect to a Securitization; provided that unless specifically prohibited by applicable law or court order, each Lender and the Administrative Agent shall notify the Parent Borrower of any request made to such Lender or the Administrative Agent by any governmental agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information, and provided further that in no event shall any Lender or the Administrative Agent be obligated or required to return any materials furnished by the Parent Borrower or any Subsidiary. Each Lender and the Administrative Agent agrees that it will not provide to prospective Transferees or to any pledgee referred to in Section 14.6 or to prospective direct or indirect contractual counterparties in swap agreements to be entered into in connection with Loans made hereunder any of the Confidential Information unless such Person is advised of and agrees to be bound by the provisions of this Section 14.16.
          14.7. Direct Website Communications.
          (a) Any Borrower may, at its option, provide to the Administrative Agent any information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (A) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (B) relates to the payment of any principal or other amount due under the Credit Agreement prior to the scheduled date therefor, (C) provides notice of any default or event of default under this Agreement or (D) is required to be delivered to satisfy any condition precedent to the effectiveness of the Credit Agreement and/or any borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent to the Administrative Agent at liliana.claar@bankofamerica.com. Nothing in this Section 14.17 shall prejudice the right of the Borrowers, the Administrative Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.
          (i) The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Credit Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees (A) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (B) that the foregoing notice may be sent to such e-mail address.
          (b) The Borrowers hereby acknowledge that (a) the Administrative Agent and/or the other Agents will make available to the Lenders and the Letter of Credit Issuer materials and/or information provided by or on behalf of the Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrowers or their securities) (each, a “Public Lender”). Each Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that do not contain any material non-public information and that may be distributed to the Public Lenders and that (x) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof and (y) by marking Borrower Materials “PUBLIC,” such Borrower shall be deemed to have authorized the Administrative Agent and the other Agents to make such Borrower Materials available through a portion of the Platform designated “Public Investor”. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, neither the Parent Borrower nor any of its Related Parties shall be liable, or responsible in any manner, for the use by any Agent, any Lender, any Participant or any of their Related Parties of the Borrower Materials. In addition, it is agreed that (i) to the extent any Borrower Materials constitute Confidential Information, they shall be subject to the confidentiality provisions of Section 14.16 and (ii) the Borrowers shall be under no obligation to designate any Borrower Materials as “PUBLIC”.
     (c) THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties” and each an “Agent Party”) have any liability to any Borrower, any Lender, the Letter of Credit Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the internet, except to the extent the liability of any Agent Party resulted from such Agent Party’s (or any of its Related Parties’) gross negligence, bad faith or willful misconduct or material breach of the Credit Documents.
     14.18. USA PATRIOT Act. Each Lender hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrowers and other information that will allow such Lender to identify the Borrowers in accordance with the Patriot Act.
     14.19. Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Credit Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Credit Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from any Borrower in the Agreement Currency, such Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to such Borrower (or to any other Person who may be entitled thereto under applicable law).
          14.20. UK Know-Your-Customer Requirements.
     (a) If:
     (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;
     (ii) any change in the status of a Credit Party after the date of this Agreement; or
     (iii) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Administrative Agent or any Lender (or, in the case of clause (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Credit Party shall promptly upon the request of the Administrative Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in subclause (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in subclause (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all Requirements of Law applicable to the transactions contemplated in the Credit Documents.
          (b) Each Lender shall promptly upon the request of the Administrative Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself) in order for the Administrative Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all Requirements of Law applicable to the transactions contemplated in the Credit Documents.
          (c) If the addition of any new Credit Party obliges the Administrative Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Parent Borrower shall promptly upon the request of the Administrative Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Administrative Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable Requirements of Law.

          IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

HCA INC.
By:	/s/ David Anderson
	Name:	David Anderson
	Title:	Senior Vice President – Finance and Treasurer

HCA UK CAPITAL LIMITED
By:	/s/ Keith M. Giger
	Name:	Keith M. Giger
	Title:	Vice President - Finance

BANK OF AMERICA, N.A., as Administrative Agent, Collateral Agent, Swingline Lender, Letter of Credit Issuer and a Lender
By:	/s/ John A. Fulton
	Name:	John A. Fulton
	Title:	Vice President

JPMORGAN CHASE BANK, N.A., as Letter of Credit Issuer for the Existing Letters of Credit and a Lender
By:	/s/ Gary L. Spevack
	Name:	Gary L. Spevack
	Title:	Vice President

Merrill Lynch Capital Corporation, as Documentation Agent and a Lender
By:	/s/ Michael E. O’Brien
	Name:	Michael E. O’Brien
	Title:	Vice President

Citicorp North America, Inc., as a Lender
By:	/s/ John W. Peruzzi
	Name:	John W. Peruzzi
	Title:	Managing Director and Vice President

Deutsche Bank AG New York Branch, as a Lender
By:	/s/ Carin Keegan
	Name:	Carin Keegan
	Title:	Vice President

By:	/s/ Evelyn Thierry
	Name:	Evelyn Thierry
	Title:	Vice President

Wachovia Bank, N.A., as a Lender
By:	/s/ Gary R. Wolfe
	Name:	Gary R. Wolfe
	Title:	Managing Director

ABN AMRO Bank N.V., as a Lender
By:	/s/ Alex Blodi
	Name:	Alex Blodi
	Title:	Managing Director

By:	/s/ Michele Costello
	Name:	Michele Costello
	Title:	Vice President

Barclays Bank PLC, as a Lender
By:	/s/ Douglas Bernegger
	Name:	Douglas Bernegger
	Title:	Director

BNP Paribas, as a Lender
By:	/s/ Paul Barnes
	Name:	Paul Barnes
	Title:	Director

By:	/s/ Cecile Scherer
	Name:	Cecile Scherer
	Title:	Director

Calyon New York Branch, as a Lender
By:	/s/ Thomas Randolph
	Name:	Thomas Randolph
	Title:	Managing Director

By:	/s/ Priya Vrat
	Name:	Priya Vrat
	Title:	Vice President

General Electric Capital Corporation, as a Lender
By:	/s/ Parminder Atwal
	Name:	Parminder Atwal
	Title:	Duly Authorized Signatory

Bayerische Hypo- und Vereinsbank AG New York Branch, as a Lender
By:	/s/ Peter Ra
	Name:	Peter Ra
	Title:	Senior Associate

By:	/s/ Hetal Selarka
	Name:	Hetal Selarka
	Title:	Associate Director

ING Capital LLC, as a Lender
By:	/s/ Michael P. Garvin, Jr.
	Name:	Michael P. Garvin, Jr.
	Title:	Managing Director

Mizuho Corporate Bank, Ltd., as a Lender
By:	/s/ James R. Fayen
	Name:	James R. Fayen
	Title:	Deputy General Manager

GS Capital Partners, as a Lender
By:	/s/ Walter Jackson
	Name:	Walter Jackson
Title:

The Royal Bank of Scotland PLC, as a Lender
By:	/s/ Michael Cavounis
	Name:	Michael Cavounis
	Title:	Director

Sumitomo Mitsui Banking Corporation, as a Lender
By:	/s/ Leo E. Pagarigan
	Name:	Leo E. Pagarigan
	Title:	Joint General Manager

CIT Healthcare LLC, as a Lender
By:	/s/ Kenneth Zoeller
	Name:	Kenneth Zoeller
	Title:	Managing Director

SunTrust Bank, as a Lender
By:	/s/ Mark D. Mattson
	Name:	Mark D. Mattson
	Title:	Managing Director

Fifth Third Bank, an Ohio banking corporation, as a Lender
By:	/s/ Sandra G. Harnrick
	Name:	Sandra G. Harnrick
	Title:	Vice President

The Northern Trust Company, as a Lender
By:	/s/ Thomas Hasenauer
	Name:	Thomas Hasenauer
	Title:	Vice President

United Overseas Bank Limited, New York Agency, as a Lender
By:	/s/ George Lim
	Name:	George Lim
	Title:	FVP & General Manager

By:	/s/ Mario Sheng
	Name:	Mario Sheng
	Title:	Assistant Vice President

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, as a Lender
By:	/s/ Marc-André Aubé
	Name:	Marc-André Aubé
	Title:	Manager

By:	/s/ James B. McMullan
	Name:	James B. McMullan
	Title:	Vice President

Österreichische Volksbanken AG, as a Lender
By:	/s/ Johann Filler
	Name:	Johann Filler
	Title:	Executive Director

By:	/s/ Martin Excel
	Name:	Martin Excel
	Title:	Manager